
amorfix
Life Sciences Ltd

082-35057


10015324

February 22, 2010

SUPPL

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

Re: Amorfix Life Sciences Ltd. Filings – August 5, 2009 to February 8, 2010

Dear Mr. Staffin,

Please find the latest filings on SEDAR from Amorfix Life Sciences Ltd. A list of all the filngs from August 5, 2009 to February 8, 2010 Is attached.

Should you have further questions, please do not hesitate to contact the undersigned.

Regards,

Sheila Gujjar
Executive Administrator

Enclosures

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6958, Fax: 416-847-6899, www.amorfix.com



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Company Search: amorfix
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Date From: July 18 2009
Date To: February 22 2010

Search results 1-31

Company Name	Date of Filing	Document Type	File Format	File Size
Amorfix Life Sciences Ltd.	Feb 8 2010	52-109F2 - Certification of interim filings - CEO (E)	PDF	16 K
Amorfix Life Sciences Ltd.	Nov 13 2009	52-109F2 - Certification of interim filings - CEO (E)	PDF	270 K
Amorfix Life Sciences Ltd.	Aug 14 2009	52-109F2 - Certification of interim filings - CEO (E)	PDF	275 K
Amorfix Life Sciences Ltd.	Feb 8 2010	52-109F2 - Certification of interim filings - CFO (E)	PDF	272 K
Amorfix Life Sciences Ltd.	Nov 13 2009	52-109F2 - Certification of interim filings - CFO (E)	PDF	271 K
Amorfix Life Sciences Ltd.	Aug 14 2009	52-109F2 - Certification of interim filings - CFO (E)	PDF	16 K
Amorfix Life Sciences Ltd.	Sep 24 2009	Certificate re dissemination to shareholders	PDF	68 K
Amorfix Life Sciences Ltd.	Sep 11 2009	Code of conduct	PDF	55 K
Amorfix Life Sciences Ltd.	Sep 24 2009	Form of proxy - English	PDF	18 K
Amorfix Life Sciences Ltd.	Feb 8 2010	Interim financial statements - English	PDF	64 K
Amorfix Life Sciences Ltd.	Nov 13 2009	Interim financial statements - English	PDF	58 K
Amorfix Life Sciences Ltd.	Aug 14 2009	Interim financial statements - English	PDF	55 K
Amorfix Life Sciences Ltd.	Sep 24 2009	Management information circular - English	PDF	133 K
Amorfix Life Sciences Ltd.	Feb 8 2010	MD&A - English	PDF	135 K
Amorfix Life Sciences Ltd.	Nov 13 2009	MD&A - English	PDF	119 K
Amorfix Life Sciences Ltd.	Aug 14 2009	MD&A - English	PDF	112 K
Amorfix Life Sciences Ltd.	Feb 8 2010	News release - English	PDF	43 K
Amorfix Life Sciences Ltd.	Jan 6 2010	News release - English	PDF	37 K

Amorfix Life Sciences Ltd.	Dec 29 2009	News release - English	PDF	42 K
Amorfix Life Sciences Ltd.	Dec 4 2009	News release - English	PDF	35 K
Amorfix Life Sciences Ltd.	Nov 13 2009	News release - English	PDF	44 K
Amorfix Life Sciences Ltd.	Oct 29 2009	News release - English	PDF	40 K
Amorfix Life Sciences Ltd.	Oct 27 2009	News release - English	PDF	202 K
Amorfix Life Sciences Ltd.	Oct 22 2009	News release - English	PDF	37 K
Amorfix Life Sciences Ltd.	Oct 19 2009	News release - English	PDF	36 K
Amorfix Life Sciences Ltd.	Oct 1 2009	News release - English	PDF	37 K
Amorfix Life Sciences Ltd.	Sep 24 2009	News release - English	PDF	39 K
Amorfix Life Sciences Ltd.	Sep 21 2009	News release - English	PDF	39 K
Amorfix Life Sciences Ltd.	Aug 14 2009	News release - English	PDF	44 K
Amorfix Life Sciences Ltd.	Sep 24 2009	Notice of meeting - English	PDF	19 K
Amorfix Life Sciences Ltd.	Aug 5 2009	Notice of the meeting and record date - English	PDF	24 K

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RECEIVED
2010 MAR -9 A 7:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, George Adams, Chief Executive Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended December 31, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: February 8, 2010

George Adams

Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, George Adams, Chief Executive Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended September 30, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 13, 2009

George Adams
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, George Adams, Chief Executive Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended June 30, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 14, 2009

George Adams
Chief Executive Officer

RECEIVED
2010 MAR -9 A 7:29

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended December 31, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: February 8, 2010

James Parsons
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended September 30, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 13, 2009

James Parsons (signed on behalf)
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended June 30, 2009.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 14, 2009

James Parsons (signed on behalf)

Chief Financial Officer


OLYMPIA

September 23, 2009

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Amorfix Life Sciences Ltd. (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on September 22, 2009 to the registered holders of Common shares of the Corporation.

1. Form of Proxy
2. Notice of Annual General Meeting
3. Supplemental Mailing Request Form
4. Proxy Return Envelope

We further confirm that copies of items #1 - #3 of the above-noted materials were caused to be sent by courier on September 18, 2009 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting issuer.

In compliance with regulation made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRANSFER SERVICES INC.

signed "Lisa Clarkin"

Lisa Clarkin
Account Officer
Corporate & Shareholder Services
416-364-8081 x442

AMORFIX LIFE SCIENCES LTD.

("AMORFIX")

CODE OF BUSINESS CONDUCT AND ETHICS

I. PURPOSE OF THIS CODE

This Code of Business Conduct and Ethics ("Code") is intended to document the principles of conduct and ethics to be followed by Amorfix's employees, officers (including, without limitation, the President and Chief Executive Officer, Chief Financial Officer and other high ranking financial officers) and directors of Amorfix and its subsidiaries. Its purpose is to:

- Promote fair, honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
- Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Amorfix files with, or submits to, the securities regulators and in other public communications made by Amorfix;
- Promote compliance with applicable governmental laws, rules and regulations;
- Promote the prompt internal reporting to an appropriate person of violations of this Code;
- Promote accountability for adherence to this Code;
- Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
- Provide procedures for the submission of complaints or concerns regarding Financial Statement Disclosures, Accounting, Internal Accounting Controls, Auditing Matters or Violations to the Code of Business Conduct and Ethics; and
- Help foster Amorfix's longstanding culture of honesty and accountability.

The purpose of this policy is also to state clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee who (i) reports complaints to the Audit Committee regarding accounting, internal accounting controls, auditing matters, or violations to the Company's Code of Business Conduct and Ethics (ii) and/or provides information or otherwise assists in an investigation or proceeding regarding any conduct which they reasonably believe to be a violation of securities laws; laws regarding fraud; the rules or regulations of applicable securities regulatory authorities (the "Securities Regulators") and the

rules of any stock exchange (the "Exchange") on which securities of the Company may be listed from time to time; any provision of law relating to fraud against shareholders; or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy.

Amorfix will expect all its employees, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter. Violations of this Code by an employee or officer or director are grounds for disciplinary action up to and including immediate termination of employment, officership or directorship.

II. WORKPLACE

a. A Nondiscriminatory Environment

Amorfix (and its subsidiaries and affiliates) fosters a work environment in which all individuals are treated with respect and dignity. Amorfix is an equal opportunity employer and does not discriminate against employees, officers, directors or potential employees, officers or directors on the basis of race, colour, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws and regulations and, in addition, in accordance to the laws or regulations applicable in the jurisdiction where such employees, officers or directors are located. Amorfix will make reasonable accommodations for its employees in compliance with applicable laws and regulations. Amorfix is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its employees and agents.

b. Harassment-Free Workplace

Amorfix will not tolerate harassment of its employees, customers or suppliers in any form.

c. Sexual Harassment

Sexual harassment is illegal and all employees, officers and directors are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

d. Substance Abuse

Amorfix is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

e. Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated. No weapons of any kind will be tolerated in the workplace unless such are required for property security purposes and then only after authorization by the Chief Executive Officer.

f. Employment of Family Members

Employment of more than one family member at a Amorfix office or other premises is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Chief Executive Officer. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chief Executive Officer. If allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the forenamed executive.

III. ENVIRONMENT, HEALTH AND SAFETY

a. Environment

Amorfix is committed to sound environmental management. It is the intent of Amorfix to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen. Amorfix is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.

b. Health and Safety

Amorfix is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

IV. THIRD PARTY RELATIONSHIPS

a. Conflict of Interest

Employees, officers and directors are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of Amorfix. Employees must disclose promptly in writing possible conflicts of interest to their manager, or if the manager is involved in the conflict of interest, to the Chief Executive Officer, copying by e-mail the Chair of the Audit Committee. Officers and directors must disclose to the Chair of the Audit Committee, in writing or by e-mail any perceived conflicts.

Conflicts of interest arise where an individual's position or responsibilities with Amorfix present

an opportunity for personal gain apart from the normal rewards of employment, officership or directorship, to the detriment of Amorfix. They also arise where a director's, officer's or employee's personal interests are inconsistent with those of Amorfix and create conflicting loyalties. Such conflicting loyalties can cause a director, officer or employee to give preference to personal interests in situations where corporate responsibilities should come first. Directors, officers and employees shall perform the responsibilities of their positions on the basis of what is in the best interests of Amorfix and free from the influence of personal considerations and relationships.

Directors, officers and employees shall not acquire any property, security or any business interest which they know that Amorfix is interested in acquiring. Moreover, based on such advance information, directors, officers and employees shall not acquire any property, security or business interest for speculation or investment.

b. Gifts and Entertainment

Employees, officers and directors or their immediate families shall not use their position with Amorfix to solicit any cash, gifts or free services from any Amorfix customer, supplier or contractor for their or their immediate family's or friend's personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer or director who receives it, or otherwise improperly influence Amorfix's business relationship with or create an obligation to a customer, supplier or contractor. The following are guidelines regarding gifts and entertainment:

- Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.

- Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted.

- Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets).

- Invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within the company and the industry and promote good working relationships with customers and suppliers may be accepted provided, in the case of employees, they are approved in advance by your manager.

c. Competitive Practices

Amorfix firmly believes that fair competition is fundamental to the continuation of the free enterprise system. Amorfix complies with and supports laws of all of which prohibit restraints of trade, unfair practices, or abuse of economic power.

Amorfix will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with Amorfix. Amorfix's policy also prohibits employees, officers and directors from entering into or

discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

d. Supplier and Contractor Relationships

Amorfix selects its suppliers and contractors in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services. Your decision must never be based on personal interests or the interests of family members or friends.

Employees must inform their managers, and officers and directors must inform the Chair of the Audit Committee of any relationships that appear to create a conflict of interest.

e. Public Relations

Amorfix's President and Chief Executive Officer, Chief Scientific Officer and Chief Financial Officer are responsible for all public relations, including all contact with the media. Unless you are specifically authorized to represent Amorfix to the media, you may not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about Amorfix. If the media contacts you about any topic, immediately refer the call to one of the above individuals.

Employees must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others.

f. Government Relations

Employees, officers and directors may participate in the political process as private citizens. It is important to separate personal political activity and Amorfix's political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. Amorfix's political activities, if any, shall be subject to the overall direction of the Board. Amorfix will not reimburse employees for money or personal time contributed to political campaigns. In addition, employees may not work on behalf of a candidate's campaign while at work or at any time use Amorfix's facilities for that purpose unless approved by the Chief Executive Officer.

No employee or officer may offer improper payments when acting on behalf of Amorfix.

Amorfix funds must not be used to make payment or provide anything of value, directly or indirectly (through agents or otherwise), in money, property, services or any other form to a government official, political party or candidate for political office in consideration for the recipient agreeing to:

1. exert influence to assist Amorfix in obtaining or retaining business or secure any advantage; or

2. commit any act in violation of a lawful duty or otherwise influence an official act.

If you are in doubt about the legitimacy of a payment that you have been requested to make, refer such situations to the Chief Executive Officer.

In addition, Amorfix, its employees, officers and directors are strictly prohibited from attempting to influence any person's testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

g. Directorship

Employees of Amorfix shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the President and Chief Executive Officer. Directorships or officerships with such entities will not be authorized unless they are considered to be in the best interest of Amorfix. The President and Chief Executive Officer may provide authorizations for directorships/officerships that are necessary for business purposes or for directorships/officerships with charitable organizations or other entities that will further Amorfix's profile in the community.

h. Fair Dealing

Amorfix honours its commitments, duly performs its obligations and treats with respect those with whom it deals. Employees, officers and directors should treat fairly, Amorfix's suppliers, customers, security holders, partners, competitors and others in its employ as well as members of the communities in which it carries on its operations. Negotiations must be carried out in good faith with no intention to mislead. Employees, directors and officers must refrain from disparaging competitors or their products and should not improperly seek competitor's trade secrets or other confidential information nor take improper or unlawful advantage of others in its business dealings.

V. LEGAL COMPLIANCE

a. Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely disclosure)

Employees, officers, and directors are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

Employees, officers, and directors are required to comply with the Amorfix Insider Trading Procedures and all other policies and procedures applicable to them that are adopted by Amorfix from time to time.

Employees, officers, and directors must cooperate fully with those (including the Chief Financial Officer and the Corporate Secretary) responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Employees, officers and directors should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Senior officers of Amorfix must comply with the Amorfix Disclosure Policy and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or

submitted to, securities regulatory authorities and other materials that are made available to the investing public.

VI. INFORMATION AND RECORDS

a. Confidential and Proprietary Information and Trade Secrets

Employees, officers and directors may be exposed to certain information that is considered confidential by Amorfix, or may be involved in the design or development of new procedures related to the business of Amorfix. All such information and procedures, whether or not the subject of copyright or patent, are the sole property of Amorfix. Employees shall not disclose confidential information to persons outside Amorfix, including family members, and should share it only with other employees who have a "need to know".

Employees, officers and directors are responsible and accountable for safeguarding Amorfix documents and information to which they have direct or indirect access as a result of their employment, officership or directorship with Amorfix.

b. Financial Reporting and Records

Amorfix maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing our business and are crucial for meeting obligations to employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees, officers, and directors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No employee, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of Amorfix.

The Audit Committee has adopted the following procedures:

1. Management of the Company shall promptly forward to the Audit Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

2. Any employee of the Company may submit, on a confidential, anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company's Code of Business Conduct and Ethics. All such concerns shall be set forth in writing and forwarded in a sealed envelope to the Chairman of the Audit Committee in an envelope labeled with a legend such as "To be opened by the Audit Committee only, being submitted pursuant to the Code of Business Conduct and Ethics" adopted by the Company". If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate. If any such envelope is received by the management, it shall be forwarded promptly and unopened to the Chairman of the Audit Committee.

3. Following the receipt of any complaints submitted hereunder, the Audit Committee will

investigate each matter so reported and take corrective and disciplinary actions, if appropriate, which may include, alone or in combination, a warning or letter of reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of employment.

4. The Audit Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company's Code of Business Conduct and Ethics. In conducting any investigation, the Audit Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

5. The Audit Committee shall retain as a part of the records of the Audit Committee any such complaints or concerns for a period of no less than seven (7) years.

c. Record Retention

Amorfix maintains all records in accordance with laws and regulations regarding retention of business records. The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. Amorfix prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where Amorfix is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

VII. AMORFIX'S ASSETS

a. Use of Amorfix Property

The use of Amorfix property for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited. Amorfix's information, technology, intellectual property, buildings, land, equipment, machines, software and cash must be used only for business purposes except as provided by Amorfix policy or approved by your respective manager.

b. Destruction of Property and Theft

Employees, officers and directors shall not intentionally damage or destroy the property of Amorfix and others or commit theft.

c. Intellectual Property of Others

Employees, officers and directors may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with Amorfix's business must be properly licensed and used only in accordance with that license.

d. Information Technology

Amorfix's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of Amorfix and are to be used primarily for business purposes. Amorfix information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with Amorfix policy.

Employees, officers and directors may not use Amorfix's information technology systems to:

- Allow others to gain access to Amorfix's information technology systems through the use of your password or other security codes;
- Send harassing, threatening or obscene messages;
- Send chain letters;
- Access the internet for inappropriate use;
- Send copyrighted documents that are not authorized for reproduction;
- Make personal or group solicitations unless authorized by a senior officer; or
- To conduct personal commercial business.

Amorfix may monitor the use of its information technology systems.

USING THIS CODE, WAIVERS AND REPORTING VIOLATIONS

It is the responsibility of all employees, officers and directors to understand and comply with this Code.

The Board of Directors is ultimately responsible for this Code and monitoring compliance with this Code. Any waivers of the provisions of this Code may be granted only by the Board of Directors, if such waiver is for the benefit of a director or senior officer of Amorfix and such waiver shall be disclosed as may be required under applicable securities laws. Waiver for all other employees shall be granted exclusively by the President and Chief Executive Officer or any other Senior Officer as may be designated by the Audit Committee of the Board.

If you observe or become aware of an actual or potential violation of this Code or of any law or regulation, whether committed by Amorfix employees or by others associated with Amorfix, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by Amorfix. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that employees acting in good faith have the means to report actual or potential violations.

For assistance with compliance matters and to report actual or potential compliance infractions, employees should contact their manager who will inform the Chief Executive Officer. If your manager is unable to resolve the issue or if you are uncomfortable discussing the issue with your

manager, you should seek assistance from the Chief Executive Officer. You may also submit reports of violations to this Code in writing on a confidential basis to the Chairman of the Audit Committee in an envelope labeled with a legend such as "To be opened by the Audit Committee only, being submitted pursuant to the Code of Business Conduct and Ethics". You may submit such confidential envelopes directly or via the Chief Executive Officer who shall pass it on forthwith to the Chairman of the Audit Committee. You may also e-mail your report directly to the Chair of the Audit committee.

Officers and directors who become aware of any violation to this Code would promptly report them to the Chairman of the Audit Committee openly or confidentially (in the manner described above).

Following the receipt of any complaints submitted hereunder, the Chief Executive Officer or the Audit Committee (as the case may be) will investigate each matter so reported and take corrective disciplinary actions, if appropriate, up to and including termination of employment.

There will be no reprisals against employees, officers and directors for good faith reporting of compliance concerns or violations.

The Chief Executive Officer and the Audit Committee will confidentially retain any complaints received hereunder for a period of seven years.

This code protects:

1. any employee who legitimately and in good faith discloses an alleged violation of the securities laws, the laws regarding fraud, the rules or regulations of the Securities Regulators and the Exchange, or any provision of law relating to fraud against shareholders to a regulatory or law enforcement agency, any person with supervisory authority over the employee, or any other person working for the Company who has the authority to investigate, discover or terminate conduct prohibited by this code;

2. any employee who legitimately and in good faith files, causes to be filed, testifies, participates in, or otherwise assists in a proceeding filed under the securities laws, the laws regarding fraud, the rules or regulations of the Securities Regulators, or any provision of federal, state or provincial law pertaining to fraud against shareholders;

3. any employee who legitimately and in good faith provides to a law enforcement officer any truthful information relating to the commission or possible commission of any criminal offence; or

4. any employee who in good faith submits any complaint to the Audit Committee, regarding financial statements disclosures, accounting, internal accounting controls, auditing matters or violations to the Company's Code of Business Conduct and Ethics in accordance with the procedures set out above.

If an employee legitimately and in good faith engages in any of the activities listed above, the Company will not discharge, demote, suspend, threaten, harass or otherwise discriminate or retaliate against them in the terms or conditions of employment because of that activity.

However, since such allegation of impropriety may result in serious personal repercussions for the target person or entity, the employee making the allegation of impropriety should have reasonable probable grounds before reporting such impropriety and should undertake such reporting in good faith, for the best interests of the Company and not for personal gain or motivation.

The Board of Directors has adopted the following procedures:

1. Any employee who legitimately and in good faith believes that they have been the subject of prohibited discrimination, harassment and/or retaliation or is aware of any conduct which may be prohibited by this policy is strongly encouraged to report immediately the facts forming the basis of that belief or knowledge to their supervisor, to the Chief Executive Officer and the Chairman of the Audit Committee of the Company. Any employee who receives such a complaint or witnesses any conduct which they legitimately and in good faith believe may be prohibited by this policy must immediately notify their supervisor and the Chief Executive Officer and the Chairman of the Audit Committee.

2. Upon receiving a complaint, the Chief Executive Officer and the Chairman of the Audit Committee will promptly conduct or mandate any officer of the Company or any other person to conduct a thorough investigation. It is the obligation of all employees to cooperate in such investigation. Those responsible for the investigation will maintain the confidentiality of the allegations of the complaint and the identity of the persons involved, subject to the need to conduct a full and impartial investigation, remedy any violations of the Company's policies, or monitor compliance with or administer the Company's policies.

3. The investigation generally will include, but will not be limited to, discussion with the complaining employee (unless the complaint was submitted on an anonymous basis), the party against whom allegations have been made, and witnesses, if appropriate.

4. In the event that an investigation establishes that an employee has engaged in conduct or actions constituting discrimination, harassment and/or retaliation in violation of this policy, the Company will take immediate and appropriate corrective action up to and including termination of that employee's employment.

5. In the event that the investigation reveals that the complaint was frivolously made or undertaken for improper motives or made in bad faith or without a reasonable basis, that complainant's supervisor will take whatever disciplinary action may be appropriate in the circumstances.

Acknowledgement

I, ______________________________ hereby acknowledge having reviewed this Code and that I
(insert name)
understand its provisions and will respect this Code and its intent at all times.

____________________________________ Date: ______________________________
(Signature)

AMORFIX LIFE SCIENCES LTD.

PROXY

FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF AMORFIX LIFE SCIENCES LTD. FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 14, 2009.

The undersigned holder of common shares of Amorfix Life Sciences Ltd. ("Amorfix") hereby appoints Dr. George Adams, President & CEO of Amorfix or failing him, James Parsons, CFO of Amorfix with full power of substitution, or instead of either of them, ________________________, as proxy holder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of Amorfix in respect of all matters, including any variations or amendments thereto, that may properly come before the annual meeting of common shareholders of Amorfix (the "Meeting") to be held on Wednesday, October 14, 2009 and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **A common shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxy holder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows (for full details of each item, please see the enclosed Information Circular):

	For	Against	Withhold
1. Appoint PricewaterhouseCoopers, Chartered Accountants, as auditor of the Corporation and authorize the Directors to fix the auditor's remuneration		N/A	
2. Elect as Director, George Adams		N/A	
3. Elect as Director, Hans Black		N/A	
4. Elect as Director, William Lambert		N/A	
5. Elect as Director, Aziz Mekouar		N/A	
6. Elect as Director, Graham Strachan		N/A	
7. Elect as Director, Michael Sonnenreich		N/A	
8. Approve the inclusion of the 25,000 Warrants held by an insider of the Corporation in the extension of the expiry of 4,462,521 Warrants from March 8, 2009 to March 8, 2010			N/A

Dated this ____day of _____________, 2009.

____
(Signature of Shareholder)
(Please sign exactly as shares are registered)

____
(Name of Shareholder, Please Print)

____
(Numbers of Shares Voted)

IMPORTANT – SEE REVERSE SIDE

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPLY RETURN IT USING THE ENCLOSED ENVELOPE.

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed self-addressed envelope or otherwise delivered to Olympia Trust Company, 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1, to reach the addressee no later than 48 hours, excluding Saturday, Sundays and holidays, prior to the date of the Meeting, or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Amorfix with the Management Proxy Circular.

2. The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

4. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

Third Quarter Ended December 31, 2009
Fiscal 2010

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX: AMF

For more information please contact:
James Parsons, Chief Financial Officer
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.
(a development stage company)
Balance Sheets

	December 31, 2009 $ (unaudited)	March 31, 2009 $
Assets		
Current assets		
Cash and cash equivalents	1,409,398	564,568
Marketable securities	4,180,649	4,160,798
Amounts receivable	173,229	52,663
Tax credits receivable	331,082	211,082
Prepaid expenses and deposits	173,164	64,963
Total current assets	6,267,522	5,054,074
Property and equipment, net	351,257	463,110
	6,618,779	5,517,184
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	913,961	596,009
Total current liabilities	913,961	596,009
Shareholders' Equity		
Common shares (note 3)	23,186,431	19,467,462
Other equity (note 4)	4,741,753	3,970,704
Contributed surplus	252,940	225,297
Accumulated other comprehensive income	16,158	18,598
Deficit	(22,492,464)	(18,760,886)
	5,704,818	4,921,175
	6,618,779	5,517,184

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended December 31, 2009 $	Three months ended December 31, 2008 $	Nine months ended December 31, 2009 $	Nine months ended December 31, 2008 $	Period from January 23, 2004 (inception) to December 31, 2009 $
Revenues					
Revenue	44,911	-	44,911	-	44,911
Interest earned	26,470	54,206	106,069	188,584	1,118,391
	71,381	54,206	150,980	188,584	1,163,302
Expenses					
Research and development	935,439	804,871	2,794,672	3,062,552	17,736,593
General and administrative	247,093	199,922	844,660	717,360	4,625,622
Amortization of property and equipment	38,781	67,076	119,226	180,466	526,545
Amortization of technology rights	-	-	-	-	56,313
	1,221,313	1,071,869	3,758,558	3,960,378	22,945,073
Loss before the undernoted	(1,149,932)	(1,017,663)	(3,607,578)	(3,771,794)	(21,781,771)
Costs related to reverse takeover	-	-	-	-	479,693
Loss for the period	(1,149,932)	(1,017,663)	(3,607,578)	(3,771,794)	(22,261,464)
Other comprehensive loss					
Unrealized loss on available-for-sale marketable securities	(1,879)	(2,986)	(2,440)	(2,903)	
Comprehensive loss for the period	(1,151,811)	(1,020,649)	(3,610,018)	(3,774,697)	
Basic and diluted loss per common share	(0.02)	(0.02)	(0.08)	(0.09)	
Weighted average number of common shares outstanding	48,404,269	42,052,754	47,448,419	41,803,625	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance, March 31, 2008	41,678,380	19,194,840	8,315,831	2,815,838	187,777	2,247	(13,505,753)	8,694,949
Expiry of stock options	-	-	(30,750)	(24,850)	24,850	-	-	-
Stock-based compensation	-	-	-	221,087	-	-	-	221,087
Other comprehensive income (loss) for the period	-	-	-	-	-	(6,626)	-	(6,626)
Loss for the period	-	-	-	-	-	-	(1,606,184)	(1,606,184)
Balance – June 30, 2008	41,678,380	19,194,840	8,285,081	3,012,075	212,627	(4,379)	(15,111,937)	7,303,226
Expiry of stock options	-	-	(44,938)	(175)	175	-	-	-
Stock-based compensation	-	-	-	219,339	-	-	-	219,339
Expiry of warrants	-	-	(23,810)	(8,662)	8,662	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	6,709	-	6,709
Loss for the period	-	-	-	-	-	-	(1,147,947)	(1,147,947)
Balance – September 30, 2008	41,678,380	19,194,840	8,216,333	3,222,577	221,464	2,330	(16,259,884)	6,381,327
Issuance of common shares for cash	862,801	272,622	-	-	-	-	-	272,622
Issuance of deferred share units	-	-	160,000	70,400	-	-	-	70,400
Stock-based compensation	-	-	-	154,917	-	-	-	154,917
Expiry of stock options	-	-	(8,281)	(2,847)	2,847	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(2,986)	-	(2,986)
Loss for the period	-	-	-	-	-	-	(1,017,663)	(1,017,663)
Balance – December 31, 2008	42,541,181	19,467,462	8,368,052	3,445,047	224,311	(656)	(17,277,547)	5,858,617
Extension of warrants	-	-	-	107,000	-	-	(107,000)	-
Issuance of stock options	-	-	799,750	-	-	-	-	-
Issuance of deferred share units	-	-	186,092	120,960	-	-	-	120,960
Stock-based compensation	-	-	-	298,683	-	-	-	298,683
Expiry of stock options	-	-	(2,906)	(986)	986	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	19,254	-	19,254
Loss for the period	-	-	-	-	-	-	(1,376,339)	(1,376,339)
Balance – March 31, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statement of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance – April 1, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175
Issuance of common shares units for cash	5,146,300	2,906,371	2,573,150	174,040	-	-	-	3,080,411
Issuance of finder warrants	-	(64,491)	348,400	64,491	-	-	-	-
Issuance of stock options	-	-	100,000	-	-	-	-	-
Stock-based compensation	-	-	-	221,813	-	-	-	221,813
Expiry of stock options	-	-	(38,406)	(767)	767	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(5,262)	-	(5,262)
Loss for the period	-	-	-	-	-	-	(1,170,741)	(1,170,741)
Balance – June 30, 2009	47,687,481	22,309,342	12,334,132	4,430,281	226,064	13,336	(19,931,627)	7,047,396
Issuance of stock options	-	-	85,000	-	-	-	-	-
Exercise of warrants	92,380	80,943	(92,380)	(18,125)	-	-	-	62,818
Exercise of stock options	351,302	411,113	(351,302)	(181,727)	-	-	-	229,386
Stock-based compensation	-	-	-	255,593	-	-	-	255,593
Expiry of stock options	-	-	(26,250)	(26,876)	26,876	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	4,701	-	4,701
Loss for the period	-	-	-	-	-	-	(1,286,905)	(1,286,905)
Balance – September 30, 2009	48,131,163	22,801,398	11,949,200	4,459,146	252,940	18,037	(21,218,532)	6,312,989
Issuance of stock options	-	-	791,125	-	-	-	-	-
Extension of warrants	-	-	-	124,000	-	-	(124,000)	-
Exercise of warrants	374,755	379,808	(374,755)	(38,295)	-	-	-	341,513
Exercise of stock options	4,500	5,225	(4,500)	(2,300)	-	-	-	2,925
Stock-based compensation	-	-	-	199,202	-	-	-	199,202
Other comprehensive income (loss) for the period	-	-	-	-	-	(1,879)	-	(1,879)
Loss for the period	-	-	-	-	-	-	(1,149,932)	(1,149,932)
Balance – December 31, 2009	**48,510,418**	**23,186,431**	**12,361,070**	**4,741,753**	**252,940**	**16,158**	**(22,492,464)**	**5,704,818**

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Cash Flows

(Unaudited)

	Three months ended December 31, 2009 $	Three months ended December 31, 2008 $	Nine months ended December 31, 2009 $	Nine months ended December 31, 2008 $	Period from January 23, 2004 (inception) to December 31, 2009 $
Cash provided by (used in)					
Operating activities					
Loss for the period	(1,149,932)	(1,017,663)	(3,607,578)	(3,771,794)	(22,261,464)
Amortization of property and equipment	38,781	67,076	119,226	180,466	526,545
Amortization of technology rights	-	-	-	-	56,313
Stock-based compensation	199,202	225,317	676,608	665,743	3,690,532
Other non-cash expenses	-	-	-	-	235,115
Changes in non-cash working capital (note 6)	(3,760)	(84,318)	(30,815)	(602,491)	146,024
	(915,709)	(809,588)	(2,842,559)	(3,528,076)	(17,606,935)
Investing activities					
Purchase of marketable securities	(1,655,915)	(1,171,489)	(4,721,172)	(4,726,771)	(32,554,853)
Maturity or sale of marketable securities	1,249,220	1,795,825	4,698,881	7,180,865	28,390,362
Purchase of property and equipment	(2,320)	-	(7,373)	(110,939)	(877,802)
Purchase of technology rights	-	-	-	-	(56,313)
	(409,015)	624,336	(29,664)	2,343,155	(5,098,606)
Financing activities					
Issuance of common shares, net of cash issue costs	-	272,622	-	272,622	4,655,751
Issuance of common share units, net of cash issue costs	-	-	3,080,411	-	15,053,480
Issuance of common shares on exercise of warrants	341,513	-	404,331	-	3,385,251
Issuance of common shares on exercise of options	2,925	-	232,311	-	753,679
Other financing activities	-	-	-	-	266,778
	344,438	272,622	3,717,053	272,622	24,114,939
Net increase (decrease) in cash	(980,286)	87,370	844,830	(912,299)	1,409,398
Cash - beginning of period	2,389,684	1,213,107	564,568	2,212,776	-
Cash - end of period	1,409,398	1,300,477	1,409,398	1,300,477	1,409,398

Cash and cash equivalents are comrpised of:		
Cash on deposit	1,214,398	341,539
Short-term securities	195,000	958,938
	1,409,398	1,300,477

The accompanying notes are an integral part of these financial statements.

1 Nature of operations and going concern

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2009 as they follow the same accounting policies and methods of application as these audited financial statements except as described in note 2.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases where aggregated misfolded proteins (AMP) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has earned minimal revenues to date.

The success of the company is dependent on obtaining the necessary regulatory approvals, bringing its products to market and achieving profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development or commercialization programs, or the company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The company has incurred a loss of $3,607,578 for the nine months ended December 31, 2009 and has a deficit of $22,492,464 as at December 31, 2009. These circumstances may cast significant doubt as to the ability of the company to continue as a going concern. While the company projects that its current working capital of $5,353,561 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The company is pursuing cash flow generation activities including the out-licensing of its ALS therapeutic products, contracts for blood screening testing for variant Creutzfeldt-Jakob Disease prevalence studies, and sourcing other non-dilutive funding; however, there is no assurance that these initiatives will be successful.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses, that might be necessary should the company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at amounts different from those reflected in the accompanying financial statements. Any such adjustments could be material.

2 Significant accounting policies

New accounting policies:

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, product delivery has occurred, services have been performed, the price is fixed or determinable and collectability is reasonably assured.

New accounting pronouncements:

Goodwill and intangible assets

Effective April 1, 2009 the company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the company's financial statements.

Future accounting changes:

Financial instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures*, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The enhanced disclosures will be included in the March 31, 2010 annual financial statements and are not expected to be significant.

In August 2009, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. The amendments change the categories into which a debt instrument is required or permitted to be classified and change the impairment models for held-to-maturity and available-for-sale financial assets. These amendments are required to be applied to the company's March 31, 2010 annual financial statements.

International financial reporting standards

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The company is in the process of assessing the effects of the standards on its financial statements.

3 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued common shares and no preferred shares as at December 31, 2009.

On April 29, 2009, the company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The allocation of the $0.65 Unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using a barrier option pricing model. The common shares were allocated a price of $0.6133 per share and the one-half common share purchase warrants were allocated a price of $0.0367. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,841,880 was allocated to common shares and $170,175 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants and the finder warrants were: risk-free interest rate 0.98%; dividend yield 0%; expected volatility 77%; and expected life of 24 months.

4 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at December 31, 2009, the following warrants were outstanding:

	Exercise price $	**Number outstanding**	**Expiry date**
Common share purchase warrants	1.95	4,462,521	March 8, 2010
Common share purchase warrants	1.00	2,302,275	April 29, 2011
Common share purchase warrants	0.68	152,140	April 29, 2011
		6,916,936	

On October 19, 2009, the company announced the occurrence of the trigger event described in Note 3 and accelerated expiry of the $1.00 and $0.68 purchase warrants from April 29, 2011 to January 19, 2010. Effective December 4, 2009, the company extended the expiry of the $1.00 purchase warrants back to April 29, 2011 and recorded an increase in other equity in the amount of $124,000 representing the incremental value of the warrants at the date of extension, with an offsetting charge recorded directly to the company's deficit. Subsequent to December 31, 2009, the company also extended the expiry of the $0.68 purchase warrants to April 29, 2011. These warrants continue to be subject to earlier expiry upon the occurrence of the trigger event described in Note 3.

For the three and nine months ended December 31, 2009, 270,875 $1.00 warrants were exercised for gross proceeds of $270,875. For the three and nine months ended December 31, 2009, 103,880 and 196,260 $0.68

b) During the three and nine months ended December 31, 2009, the company issued 791,125 (2008 - nil) and 976,125 (2008 – nil) stock options with a fair value of $606,961 (2008 - nil) and $716,681 (2008 – nil), and recorded stock-based compensation expense of $199,202 (2008 -$225,317) and $676,608 (2008-665,743), respectively. The weighted average grant-date fair values of the stock options granted during the three and nine months ended December 31, 2009 were $0.77 and $0.73, respectively. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended December 31, 2009	Three months ended December 31, 2008	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Risk-free interest rate	1.15%-3.00%	-	1.26%-3.45%	-
Dividend yield	-	-	-	-
Expected volatility	78%	-	78%	-
Expected life of options	1.5 to 8.5 years	-	1.5 to 10 years	-

5 Related party transactions

a) In August 2009, the company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Neil Cashman who is an officer and shareholder of the company as principal investigator, to fund a ProMIS^{TM} research program to discover novel disease-specific epitopes on misfolded proteins in the amount of $240,000 over a 12 month period. In the three and nine months ended December 31, 2009 the company paid $120,000 (2008- $nil) to UBC and as at December 31, 2009, $60,000 (2008-$nil) was included in accounts payable and accrued liabilities.

b) In August 2009, the company entered into an assignment agreement with the University of Toronto and Dr. Neil Cashman to acquire certain technology related to its ProMIS™ research program. The company paid $2,000 for the technology and will pay royalties on the commercial sale of any product candidates developed from the technology.

c) In December 2009, the company entered into an agreement with UBC and Vancouver Coastal Health Authority, with Dr. Neil Cashman as principal investigator, to fund an aggregated misfolded protein research program in the amount of $83,130 over a four-month period. In the three and nine months ended December 31, 2009 the company paid $nil (2008- $nil) to UBC and as at December 31, 2009, $55,420 (2008-$nil) was included in accounts payable and accrued liabilities.

6 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Three months ended December 31, 2009	2008	Nine months ended December 31, 2009	2008	Period from January 23, 2004 (inception) to December 31, 2009
	$	$	$	$	$
Amounts receivable	(93,970)	14,707	(120,566)	119,787	(166,182)
Tax credits receivable	(40,000)	(69,918)	(120,000)	(219,918)	(331,082)
Prepaid expenses and deposits	(25,514)	3,278	(108,201)	67,495	(173,164)
Accounts payable and accrued liabilities	155,724	(32,385)	317,952	(569,855)	816,452
	(3,760)	(84,318)	(30,815)	(602,491)	146,024
Supplemental cash flow information					
Common share purchase warrants issued as agents' and finders' compensation	-	-	68,356	-	417,560

No income tax or interest was paid by the company.

7 Segmented information

The company operates in Canada within a single operating segment, being the research and development of AMPs. Substantially all of the company's assets are located in Canada.

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

Second Quarter Ended September 30, 2009
Fiscal 2010

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX: AMF

For more information please contact:
James Parsons, Chief Financial Officer
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.

(a development stage company)

Balance Sheets

	September 30, 2009 $ (unaudited)	March 31, 2009 $
Assets		
Current assets		
Cash and cash equivalents	2,389,684	564,568
Marketable securities	3,775,833	4,160,798
Amounts receivable	79,259	52,663
Tax credits receivable	291,082	211,082
Prepaid expenses and deposits	147,650	64,963
Total current assets	6,683,508	5,054,074
Property and equipment, net	387,718	463,110
	7,071,226	5,517,184
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	758,237	596,009
Total current liabilities	758,237	596,009
Shareholders' Equity		
Common shares (note 3)	22,801,398	19,467,462
Other equity (note 4)	4,459,146	3,970,704
Contributed surplus	252,940	225,297
Accumulated other comprehensive income	18,037	18,598
Deficit	(21,218,532)	(18,760,886)
	6,312,989	4,921,175
	7,071,226	5,517,184

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended September 30, 2009		Six months ended September 30, 2009		Period from January 23, 2004 (inception) to September 30, 2009
	2009	2008	2009	2008	2009
	$	$	$	$	$
Revenues					
Interest earned	38,315	58,525	79,599	134,378	1,091,921
Expenses					
Research and development	979,045	890,514	1,859,233	2,257,681	16,801,154
General and administrative	306,759	253,814	597,567	517,438	4,378,529
Amortization of property and equipment	39,416	62,144	80,445	113,390	487,764
Amortization of technology rights	-	-	-	-	56,313
	1,325,220	1,206,472	2,537,245	2,888,509	21,723,760
Loss before the undernoted	(1,286,905)	(1,147,947)	(2,457,646)	(2,754,131)	(20,631,839)
Costs related to reverse takeover	-	-	-	-	479,693
Loss for the period	(1,286,905)	(1,147,947)	(2,457,646)	(2,754,131)	(21,111,532)
Other comprehensive income (loss)					
Unrealized gain (loss) on available-for-sale marketable securities	4,701	6,709	(561)	83	
Comprehensive loss for the period	(1,282,204)	(1,141,238)	(2,458,207)	(2,754,048)	
Basic and diluted loss per common share	(0.03)	(0.03)	(0.05)	(0.07)	
Weighted average number of common shares outstanding	47,687,481	41,678,380	46,871,947	41,678,380	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance, March 31, 2008	41,678,380	19,194,840	8,315,831	2,815,838	187,777	2,247	(13,505,753)	8,694,949
Expiry of stock options	-	-	(30,750)	(24,850)	24,850	-	-	-
Stock-based compensation	-	-	-	221,087	-	-	-	221,087
Other comprehensive income (loss) for the period	-	-	-	-	-	(6,626)	-	(6,626)
Loss for the period	-	-	-	-	-	-	(1,606,184)	(1,606,184)
Balance – June 30, 2008	41,678,380	19,194,840	8,285,081	3,012,075	212,627	(4,379)	(15,111,937)	7,303,226
Expiry of stock options	-	-	(44,938)	(175)	175	-	-	-
Stock-based compensation	-	-	-	219,339	-	-	-	219,339
Expiry of warrants	-	-	(23,810)	(8,662)	8,662	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	6,709	-	6,709
Loss for the period	-	-	-	-	-	-	(1,147,947)	(1,147,947)
Balance – September 30, 2008	41,678,380	19,194,840	8,216,333	3,222,577	221,464	2,330	(16,259,884)	6,381,327
Issuance of common shares for cash	862,801	272,622	-	-	-	-	-	272,622
Issuance of deferred share units	-	-	160,000	70,400	-	-	-	70,400
Stock-based compensation	-	-	-	154,917	-	-	-	154,917
Expiry of stock options	-	-	(8,281)	(2,847)	2,847	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(2,986)	-	(2,986)
Loss for the period	-	-	-	-	-	-	(1,017,663)	(1,017,663)
Balance – December 31, 2008	42,541,181	19,467,462	8,368,052	3,445,047	224,311	(656)	(17,277,547)	5,858,617
Extension of warrants	-	-	-	107,000	-	-	(107,000)	-
Issuance of stock options	-	-	799,750	-	-	-	-	-
Issuance of deferred share units	-	-	186,092	120,960	-	-	-	120,960
Stock-based compensation	-	-	-	298,683	-	-	-	298,683
Expiry of stock options	-	-	(2,906)	(986)	986	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	19,254	-	19,254
Loss for the period	-	-	-	-	-	-	(1,376,339)	(1,376,339)
Balance – March 31, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statement of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance – April 1, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175
Issuance of common shares units for cash	5,146,300	2,906,371	2,573,150	174,040	-	-	-	3,080,411
Issuance of finder warrants	-	(64,491)	348,400	64,491	-	-	-	-
Issuance of stock options	-	-	100,000	-	-	-	-	-
Stock-based compensation	-	-	-	221,813	-	-	-	221,813
Expiry of stock options	-	-	(38,406)	(767)	767	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(5,262)	-	(5,262)
Loss for the period	-	-	-	-	-	-	(1,170,741)	(1,170,741)
Balance – June 30, 2009	47,687,481	22,309,342	12,334,132	4,430,281	226,064	13,336	(19,931,627)	7,047,396
Issuance of stock options	-	-	85,000	-	-	-	-	-
Exercise of warrants	92,380	80,943	(92,380)	(18,125)	-	-	-	62,818
Exercise of stock options	351,302	411,113	(351,302)	(181,727)	-	-	-	229,386
Stock-based compensation	-	-	-	255,593	-	-	-	255,593
Expiry of stock options	-	-	(26,250)	(26,876)	26,876	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	4,701	-	4,701
Loss for the period	-	-	-	-	-	-	(1,286,905)	(1,286,905)
Balance – September 30, 2009	48,131,163	22,801,398	11,949,200	4,459,146	252,940	18,037	(21,218,532)	6,312,989

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.
(a development stage company)
Statements of Cash Flows
(Unaudited)

	Three months ended September 30, 2009 $	2008 $	Six months ended September 30, 2009 $	2008 $	Period from January 23, 2004 (inception) to September 30, 2009 $
Cash provided by (used in)					
Operating activities					
Loss for the period	(1,286,905)	(1,147,947)	(2,457,646)	(2,754,131)	(21,111,532)
Amortization of property and equipment	39,416	62,144	80,445	113,390	487,764
Amortization of technology rights	-	-	-	-	56,313
Stock-based compensation	255,593	219,339	477,406	440,426	3,491,330
Other non-cash expenses	-	-	-	-	235,115
Changes in non-cash working capital (note 6)	(73,690)	(169,578)	(27,055)	(518,173)	149,784
	(1,065,586)	(1,036,042)	(1,926,850)	(2,718,488)	(16,691,226)
Investing activities					
Purchase of marketable securities	(566,211)	(1,840,819)	(3,065,257)	(3,555,282)	(30,898,938)
Maturity or sale of marketable securities	813,094	3,517,801	3,449,661	5,385,040	27,141,142
Purchase of property and equipment	(1,853)	(22,001)	(5,053)	(110,939)	(875,482)
Purchase of technology rights	-	-	-	-	(56,313)
	245,030	1,654,981	379,351	1,718,819	(4,689,591)
Financing activities					
Issuance of common shares, net of cash issue costs	-	-	-	-	4,655,751
Issuance of common share units, net of cash issue costs	-	-	3,080,411	-	15,053,480
Issuance of common shares on exercise of warrants	62,818	-	62,818	-	3,043,738
Issuance of common shares on exercise of options	229,386	-	229,386	-	750,754
Other financing activities	-	-	-	-	266,778
	292,204	-	3,372,615	-	23,770,501
Net increase (decrease) in cash	(528,352)	618,939	1,825,116	(999,669)	2,389,684
Cash - beginning of period	2,918,036	594,168	564,568	2,212,776	-
Cash - end of period	2,389,684	1,213,107	2,389,684	1,213,107	2,389,684

Cash and cash equivalents are comrpised of:		
Cash on deposit	1,011,768	269,806
Short-term securities	1,377,916	943,301
	2,389,684	1,213,107

The accompanying notes are an integral part of these financial statements.

1 Nature of operations and going concern

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2009 as they follow the same accounting policies and methods of application as these audited financial statements except as described in note 2.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins (AMP) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The success of the company is dependent on obtaining the necessary regulatory approvals, bringing its products to market and achieving profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development or commercialization programs, or the company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The company has incurred a loss of $2,457,646 for the six months ended September 30, 2009 and has a deficit of $21,218,532 as at September 30, 2009. These circumstances may cast significant doubt as to the ability of the company to continue as a going concern. While the company projects that its current working capital of $5,925,271 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The company is pursuing cash flow generation activities including the out-licensing of its ALS therapeutic products, contracts for blood screening testing for variant Creutzfeldt-Jakob Disease prevalence studies, and sourcing other non-dilutive funding; however, there is no assurance that these initiatives will be successful.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses, that might be necessary should the company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at amounts different from those reflected in the accompanying financial statements. Any such adjustments could be material.

2 Significant accounting policies

New accounting pronouncements:

Goodwill and intangible assets

Effective April 1, 2009 the company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs.* Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the company's financial statements.

Future accounting changes:

Financial instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures*, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The company is currently assessing the impact of the amendments on its financial statements.

In August 2009, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement.* The amendments change the categories into which a debt instrument is required or permitted to be classified and change the impairment models for held-to-maturity and available-for-sale financial assets. These amendments are required to be applied to the company's March 31, 2010 annual financial statements.

International financial reporting standards

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The company is in the process of assessing the effects of the standards on its financial statements.

3 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued common shares and no preferred shares as at September 30, 2009.

On April 29, 2009, the company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00

for a period of 24 months, subject to earlier expiry after the four month hold period expires, in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The allocation of the $0.65 Unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using a barrier option pricing model. The common shares were allocated a price of $0.6133 per share and the one-half common share purchase warrants were allocated a price of $0.0367. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,841,880 was allocated to common shares and $170,175 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants and the finder warrants were: risk-free interest rate 0.98%; dividend yield 0%; expected volatility 77%; and expected life of 24 months.

4 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at September 30, 2009, the following warrants were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants	1.95	4,462,521	March 8, 2010
Common share purchase warrants	1.00	2,573,150	April 29, 2011
Common share purchase warrants	0.68	256,020	April 29, 2011
		7,291,691	

Subsequent to September 30, 2009, the company announced the occurrence of the trigger event described in Note 3 and accelerated expiry of the $1.00 and $0.68 purchase warrants from April 29, 2011 to January 19, 2010. In October and November 2009, 238,375 $1.00 warrants and 34,000 $0.68 warrants were exercised for gross proceeds of $261,495.

b) During the three and six months ended September 30, 2009, the company issued 85,000 (2008 - nil) and 185,000 (2008 – nil) stock options with a fair value of $48,220 (2008 - nil) and $109,720 (2008 – nil), and recorded stock-based compensation expense of $255,593 (2008 -$219,339) and 477,406 (2008- 440,426), respectively. The weighted average grant-date fair value of the stock options granted during the three and six months ended September 30, 2009 were $1.05 and $0.89, respectively. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30, 2009	**Three months ended September 30, 2008**	**Six months ended September 30, 2009**	**Six months ended September 30, 2008**
Risk-free interest rate	**1.26%-3.31%**	-	**1.26%-3.45%**	-
Dividend yield	**-**	-	**-**	-
Expected volatility	**78%**	-	**78%**	-
Expected life of options	**1.5 to 8.5 years**	-	**1.5 to 10 years**	-

5 Related Party Transactions

a) In August 2009, the company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Neil Cashman who is an officer and shareholder of the company as principal investigator, to fund a ProMIS™ research program to discover novel disease-specific epitopes on misfolded proteins in the amount of $240,000 over a 12 month period. In the three and six months ended September 30, 2009 the company paid $60,000 (2008- $nil) to UBC and as at September 30, 2009, $60,000 (2008-$nil) was included in accounts payable and accrued liabilities.

b) In August 2009, the company entered into an assignment agreement with the University of Toronto and Dr. Neil Cashman to acquire certain technology related to its ProMIS™ research program. The company paid $2,000 for the technology and will pay royalties on the commercial sale of any product candidates developed from the technology.

6 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Three months ended September 30, 2009	2008	Six months ended September 30, 2009	2008	Period from January 23, 2004 (inception) to September 30, 2009
	$	$	$	$	$
Amounts receivable	(34,638)	116,230	(26,596)	105,080	(72,212)
Tax credits receivable	(40,000)	(75,000)	(80,000)	(150,000)	(291,082)
Prepaid expenses and deposits	(82,877)	8,657	(82,687)	64,217	(147,650)
Accounts payable and accrued liabilities	83,825	(219,465)	162,228	(537,470)	660,728
	(73,690)	(169,578)	(27,055)	(518,173)	149,784
Supplemental cash flow information					
Common share purchase warrants issued as agents' and finders' compensation	-	-	68,356	-	417,560

No income tax or interest was paid by the company.

7 Segmented information

The company operates in Canada within a single operating segment, being the research and development of AMPs. Substantially all of the company's assets are located in Canada.


RECEIVED
2010 MAR -9 A 7:29

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

First Quarter Ended June 30, 2009
Fiscal 2010

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX: AMF

For more information please contact:
James Parsons, Chief Financial Officer
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.
(a development stage company)
Balance Sheets

	June 30, 2009 $ (unaudited)	March 31, 2009 $
Assets		
Current assets		
Cash and cash equivalents	2,918,036	564,568
Marketable securities	4,018,015	4,160,798
Amounts receivable	44,621	52,663
Tax credits receivable	251,082	211,082
Prepaid expenses and deposits	64,773	64,963
Total current assets	7,296,527	5,054,074
Property and equipment, net	425,281	463,110
	7,721,808	5,517,184
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	674,412	596,009
Total current liabilities	674,412	596,009
Shareholders' Equity		
Common shares	22,309,342	19,467,462
Other equity	4,430,281	3,970,704
Contributed surplus	226,064	225,297
Accumulated other comprehensive income	13,336	18,598
Deficit	(19,931,627)	(18,760,886)
	7,047,396	4,921,175
	7,721,808	5,517,184

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended June 30, 2009 $	Three months ended June 30, 2008 $	Period from January 23, 2004 (inception) To June 30, 2009 $
Revenue			
Interest earned	41,284	75,853	1,053,606
Expenses			
Research and development	880,188	1,367,167	15,822,109
General and administrative	290,808	263,624	4,071,770
Amortization of property and equipment	41,029	51,246	448,348
Amortization of technology rights	-	-	56,313
	1,212,025	1,682,037	20,398,540
Loss before the undernoted	(1,170,741)	(1,606,184)	(19,344,934)
Costs related to reverse takeover	-	-	479,693
Loss for the period	(1,170,741)	(1,606,184)	(19,824,627)
Other comprehensive loss			
Unrealized loss on available-for-sale marketable securities	(5,262)	(6,626)	
Comprehensive loss for the period	(1,176,003)	(1,612,810)	
Basic and diluted loss per common share	($0.03)	(0.04)	
Weighted average number of common shares outstanding	46,047,451	41,678,380	

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance, March 31, 2008	41,678,380	19,194,840	8,315,831	2,815,838	187,777	2,247	(13,505,753)	8,694,949
Expiry of stock options	-	-	(30,750)	(24,850)	24,850	-	-	-
Stock-based compensation	-	-	-	221,087	-	-	-	221,087
Other comprehensive income (loss) for the period	-	-	-		-	(6,626)	-	(6,626)
Loss for the period	-	-	-	-	-	-	(1,606,184)	(1,606,184)
Balance – June 30, 2008	41,678,380	19,194,840	8,285,081	3,012,075	212,627	(4,379)	(15,111,937)	7,303,226
Expiry of stock options	-	-	(44,938)	(175)	175	-	-	-
Stock-based compensation	-	-	-	219,339	-	-	-	219,339
Expiry of warrants	-	-	(23,810)	(8,662)	8,662	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	6,709	-	6,709
Loss for the period	-	-	-	-	-	-	(1,147,947)	(1,147,947)
Balance – September 30, 2008	41,678,380	19,194,840	8,216,333	3,222,577	221,464	2,330	(16,259,884)	6,381,327
Issuance of common shares for cash	862,801	272,622	-	-	-	-	-	272,622
Issuance of deferred share units	-	-	160,000	70,400	-	-	-	70,400
Stock-based compensation	-	-	-	154,917	-	-	-	154,917
Expiry of stock options	-	-	(8,281)	(2,847)	2,847	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(2,986)	-	(2,986)
Loss for the period	-	-	-	-	-	-	(1,017,663)	(1,017,663)
Balance – December 31, 2008	42,541,181	19,467,462	8,368,052	3,445,047	224,311	(656)	(17,277,547)	5,858,617
Extension of warrants				107,000			(107,000)	-
Issuance of stock options	-	-	799,750	-	-	-	-	-
Issuance of deferred share units	-	-	186,092	120,960	-	-	-	120,960
Stock-based compensation	-	-	-	298,683	-	-	-	298,683
Expiry of stock options	-	-	(2,906)	(986)	986	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	19,254	-	19,254
Loss for the period	-	-	-	-	-	-	(1,376,339)	(1,376,339)
Balance – March 31, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statement of Shareholders' Equity

(Unaudited)

	Common shares (note 3)		Other equity (note 4)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance – April 1, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175
Issuance of common shares units for cash	5,146,300	2,906,371	2,573,150	174,040	-	-	-	3,080,411
Issuance of finder warrants	-	(64,491)	348,400	64,491	-	-	-	-
Issuance of stock options	-	-	100,000	-	-	-	-	-
Stock-based compensation	-	-	-	221,813	-	-	-	221,813
Expiry of stock options	-	-	(38,406)	(767)	767	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(5,262)	-	(5,262)
Loss for the period	-	-	-	-	-	-	(1,170,741)	(1,170,741)
Balance – June 30, 2009	47,687,481	22,309,342	12,334,132	4,430,281	226,064	13,336	(19,931,627)	7,047,396

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.
(a development stage company)
Statements of Cash Flows
(Unaudited)

	Three months ended June 30, 2009 $	Three months ended June 30, 2008 $	Period from January 23, 2004 (inception) to June 30, 2009 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(1,170,741)	(1,606,184)	(19,824,627)
Amortization of property and equipment	41,029	51,246	448,348
Amortization of technology rights	-	-	56,313
Stock-based compensation	221,813	221,087	3,235,737
Other non-cash expenses	-	-	235,115
Changes in non-cash working capital (note 5)	46,635	(348,595)	223,474
	(861,264)	(1,682,446)	(15,625,640)
Investing activities			
Purchase of marketable securities	(2,499,046)	(1,714,463)	(30,332,727)
Maturity or sale of marketable securities	2,636,567	1,867,239	26,328,048
Purchase of property and equipment	(3,200)	(88,938)	(873,629)
Purchase of technology rights	-	-	(56,313)
	134,321	63,838	(4,934,621)
Financing activities			
Issuance of common shares, net of cash issue costs	-	-	4,655,751
Issuance of common share units, net of cash issue costs	3,080,411	-	15,053,480
Issuance of common shares on exercise of agent options and warrants	-	-	2,980,920
Issuance of common shares on exercise of options	-	-	521,368
Other financing activities	-	-	266,778
	3,080,411	-	23,478,297
Net increase (decrease) in cash and cash equivalents during the period	2,353,468	(1,618,608)	2,918,036
Cash and cash equivalents - Beginning of period	564,568	2,212,776	-
Cash and cash equivalents - End of period	2,918,036	594,168	2,918,036
Cash and cash equivalents are comprised of:			
Cash on deposit	1,838,501	349,688	
Short-term securities	1,079,535	244,480	
	2,918,036	594,168	

The accompanying notes are an integral part of these financial statements.

1 Nature of operations and going concern

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2009 as they follow the same accounting policies and methods of application as these audited financial statements except as described in note 2.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The success of the company is dependent on obtaining the necessary regulatory approvals, bringing its products to market and achieving profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development or commercialization programs, or the company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The company has incurred a loss of $1,170,741 for the three months ended June 30, 2009 and has a deficit of $19,931,627 as at June 30, 2009. These circumstances may cast significant doubt as to the ability of the company to continue as a going concern. While the company projects that its current working capital of $6,622,115 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The company is pursuing cash flow generation activities including the out-licensing of its ALS therapeutic products, contracts for blood screening testing for variant Creutzfeldt-Jakob Disease prevalence studies, and sourcing other non-dilutive funding; however, there is no assurance that these initiatives will be successful.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses, that might be necessary should the company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at amounts different from those reflected in the accompanying financial statements. Any such adjustments could be material.

2 Change in accounting policies

Goodwill and intangible assets

Effective April 1, 2009 the company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the company's financial statements.

Future accounting changes:

Financial instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures*, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The company is currently assessing the impact of the amendments on its financial statements.

International financial reporting standards

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The company is in the process of assessing the effects of the standards on its financial statements.

3 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 47,687,481 common shares and no preferred shares as at June 30, 2009.

On April 29, 2009, the company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry after the four month hold period expires, in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one

common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The allocation of the $0.65 Unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using a barrier option pricing model. The common shares were allocated a price of $0.6133 per share and the one-half common share purchase warrants were allocated a price of $0.0367. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,841,880 was allocated to common shares and $170,175 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants and the finder warrants were: risk-free interest rate 0.98%; dividend yield 0%; expected volatility 77%; and expected life of 24 months.

4 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at June 30, 2009, the following warrants were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants	1.95	4,462,521	March 8, 2010
Common share purchase warrants	1.00	2,573,150	April 29, 2011
Common share purchase warrants	0.68	348,400	April 29, 2011
		7,384,071	

b) During the three months ended June 30, 2009, the company issued 100,000 (2008 - nil) stock options with a fair value of $61,500 (2008 - nil) and recorded stock-based compensation expense of $221,813 (2008 - $221,087). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008
Risk-free interest rate	3.45%	-
Dividend yield	-	-
Expected volatility	78%	-
Expected life of options (years)	10	-

5 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Three months ended June 30, 2009 $	Three months ended June 30, 2008 $	Period from January 23, 2004 (inception) to June 30, 2009 $
Amounts receivable	8,042	(11,150)	(37,574)
Tax credits receivable	(40,000)	(75,000)	(251,082)
Prepaid expenses and deposits	190	55,560	(64,773)
Accounts payable and accrued liabilities	78,403	(318,005)	576,903
	46,635	(348,595)	223,474
Supplemental cash flow information			
Common share purchase warrants issued as agents' and finders' compensation	68,356	-	422,368

No income tax or interest was paid by the company.

6 Segmented information

The company operates in Canada within a single operating segment, being the research and development of AMPs. Substantially all of the company's assets are located in Canada.

AMORFIX LIFE SCIENCES LTD

3403 American Drive, Mississauga, ON, L4V 1T4
Telephone No.: (416)-847-6898 Fax No.: (416) 847-6899

MANAGEMENT PROXY CIRCULAR

as at August 24, 2009

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Amorfix Life Sciences Ltd. (the "Corporation") for use at the annual general meeting (the "Meeting") of its shareholders to be held on October 14, 2009 at 3:30 p.m. (Eastern Time) at the Corporation's offices at 3403 American Drive, Mississauga, Ontario and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to "the Corporation", "we" and "our" means Amorfix Life Sciences Ltd., "Common Shares" means common shares without par value in the capital of the Corporation, "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name, and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Corporation. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy and return it to the Corporation's transfer agent, Olympia Trust , 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1 or by fax at (416) 364-1827 no later than 5:00 p.m. (Eastern Time) on Friday, October 9, 2009 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays and holidays) before any adjourned Meeting is reconvened thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on your voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Olympia Trust or at the address of the registered office of the Corporation at Suite 920, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed September 14, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 24, 2009, there were 47,926,408 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Corporation is also authorized to issue an unlimited number of preferred shares. Since inception, no preferred shares have been issued.

To the knowledge of the directors and executive officers of the Corporation, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at August 24, 2009.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended March 31, 2009 and the report of the auditor thereof and the unaudited financial statements of the Corporation for the first quarter ended June 30, 2009, will be placed before the Meeting. The audited financial statements and the report of the auditor thereof, together with related management's discussion and analysis, were mailed to shareholders who requested a copy of this information and were filed on SEDAR (you may access the documents at www.sedar.com). The unaudited financial statements of the Corporation for the first quarter ended June 30, 2009, together with related management's discussion and analysis, will be mailed to shareholders who requested a copy of this information

and will be filed on SEDAR on or before the filing deadline, namely August 29, 2009. Additional copies may be obtained from the Chief Financial Officer of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

Unless otherwise indicated, the matters submitted to a vote at the Meeting must be approved by a majority of the votes cast by the holders of Common Shares attending the meeting in person or by proxy.

So long as proxies representing less than 5% of the Common Shares entitled to be voted at the Meeting would be voted against what would otherwise be the decision of the Meeting on such matter, the Chair of the Meeting may conduct the vote on any matter by a show of hands of shareholders and proxyholders present at the Meeting and entitled to vote thereat, unless a ballot is demanded by a shareholder or proxyholder present at the Meeting

If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of ten. The term of office of each of the six current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Canada Business Corporations Act* ("CBCA"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's six nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five preceding years for new director nominees) , the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 24, 2009.

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years[5]	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled[5]
Graham Strachan [1][2][3][4] Chairman and Director Ontario, Canada	Principal GLS Business Development Inc.	Since Sept. 21, 2005	29,400
George Adams Director, President & CEO Ontario, Canada	President & CEO Amorfix Life Sciences Ltd. from April 1, 2005 President, Hemo-Stat Ltd. from 1989 to present	Since Sept. 21, 2005	882,750[6]
Hans Black [1][3][4] Director Quebec, Canada	Chairman Interinvest Corporation	Since Nov. 27, 2006	54,000

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years(5)	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
William Lambert (1)(3)(4) Director Ontario, Canada	Special Partner Birch Hill Equity Partners	Since June 9, 2006	645,200(7)
Aziz Mekouar (2)(4) Director Maryland, USA	Ambassador of Morocco to the United States	Since Jan. 3, 2008	nil
Michael Sonnenreich (2)(3)(4)(8) Director District of Columbia, USA	President Kikaku American International	Since Jan. 9, 2007	138,900

Notes

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Independent within the meaning of the Canadian Security Administrators' National Instrument 52-110 – *Audit Committees* (NI 52-110)

(5) The information as to principal occupation, business or employment and Common Shares beneficially owned, directly or indirectly, or controlled is based on information furnished by the respective nominees and from information available at www.sedi.ca.

(6) Dr. Adams holds 132,750 Common Shares directly and 750,000 Common Shares indirectly through Hemo-Stat Ltd.

(7) Mr. Lambert holds 250,000 Common Shares directly and exercises control or direction over 395,200 Common Shares, which are registered in the name of the Lambert Family Trust.

(8) Member of the Technology Partnering Committee.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers, Chartered Accountants, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K, 1G8 will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors. PricewaterhouseCoopers has been the auditor of the Corporation since its amalgamation on September 21, 2005.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees ("NI 52-110") requires the Corporation to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation's Annual Information Form dated June 10, 2009, which is available at www.sedar.com.

CORPORATE GOVERNANCE

The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 *Corporate Governance Guidelines,* which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101"), which prescribes certain disclosure by the

Corporation of its corporate governance practices. The required disclosure under NI 58-101 is attached as Schedule A hereto.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Dr. George Adams, the Corporation's Chief Executive Officer and James Parsons, the Corporation's Chief Financial Officer are the "Named Executive Officers" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation's most recently completed financial year is set out below:

Name and Principal Position	Year	Salary (1) ($)	Share-based awards (2) ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long term incentive plans			
Dr. George Adams President & CEO	2009	271,500	72,000	76,650	-	-	-	-	420,150
James Parsons CFO	2009	181,000	36,000	30,660	-	-	-	-	247,660

Notes:

1. The annual salary for Dr. Adams is $300,000 and for Mr. Parsons is $200,000. Effective October 1, 2008, Dr. Adams and Mr. Parsons voluntarily reduced their annual compensation by 20% as part of cash conservation measures put in place at the Corporation.
2. Amount represents the grant date fair value of the award using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3%; dividend yield 0%; expected volatility 73%; and expected life of 10 years.
3. Dr. Adams and Mr. Parsons received performance bonuses in the form of deferred share units in lieu of cash for calendar 2008. Based on the achievement of corporate objectives, Dr. Adams received 110,769 deferred share units and Mr. Parsons received 55,385 deferred share units.

The outstanding option-based and share-based awards for the NEO's as at March 31, 2009 was as follows:

	Option Based Awards				Share Based Awards	
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. George Adams President & CEO	450,000	$0.50	20-Sep-2010	$40,500	Nil	Nil
	110,000	$0.85	25-Apr-2011	Nil		
	372,000	$1.43	02-Jan-2012	Nil		
	150,000	$0.93	06-Feb-2018	Nil		
	150,000	$0.65	12-Jan-2019	Nil		
James Parsons CFO	81,000	$0.50	20-Sep-2010	$7,290		
	27,500	$0.85	25-Apr-2011	Nil		
	166,000	$1.43	02-Jan-2012	Nil	Nil	Nil
	200,000	$0.93	06-Feb-2018	Nil		
	60,000	$0.65	12-Jan-2019	Nil		

Note 1: The value of unexercised in-the-money options was calculated based on the March 31, 2009 closing common share price for Amorfix on the TSX of $0.59.

Incentive plan awards – value vested or earned during the year

The value vested or earned from incentive plan awards during the year for NEOs was as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. George Adams President & CEO	$9,875	$72,000	Nil
James Parsons CFO	$1,922	$36,000	Nil

Notes:

1. Aggregate dollar value that would have been realized by determining the difference between the closing market price of Amorfix common shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.
2. See note 3 in the summary compensation table above. Deferred share units awarded in lieu of bonus compensation vest immediately on grant. The NEO's cannot convert the deferred share units to common shares until their employment with the Corporation has ended.

Stock Option Plan

Under the Corporation's 2007 Stock Option Plan, options may be granted to directors, officers, employees and consultants of the company to purchase up to 6,000,000 common shares. Stock options granted vest at various rates and have a term not exceeding ten years. The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years. The Compensation Committee may grant stock options annually to executives and key employees under the Corporation's stock option plan based on the person's position and time commitment to the Corporation. In addition, special grants of stock options may be approved to recognize singular achievements or to hire, retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

Participation in the stock option plan is generally available to all directors, officers and employees. During the fiscal year ended March 31, 2009, a total of 799,750 options were issued of which 399,750 were issued to officers and employees. As at March 31, 2009, the total number of outstanding stock options was 4,542,375.

Deferred Share Unit (DSU) Plan

The DSU Plan was created to provide an alternative form of compensation to satisfy annual and special bonuses payable to Eligible Persons, which is currently defined in the DSU Plan to mean senior officers of the Corporation. The DSU Plan provides that the Board of Directors may, from time to time, issue deferred share units to any Eligible Person at the time of declaring or awarding bonuses. The number of DSU's granted is determined by dividing the applicable bonus amount by the fair market value of the common shares as at the last trading date before the award date, where the fair market value is defined as the five-day volume weighted average trading price as calculated in accordance with the policies of the TSX.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated January 1, 2008, with Dr. Adams which provided for his employment as President and Chief Executive Officer of the Corporation, the agreement provides for compensation with respect to Dr. Adams' annual base salary and participation in the Corporation's bonus plan and stock option plan. Dr. Adams is entitled to benefits similar to those enjoyed by the Corporation's other

senior management pursuant to the Corporation's normal benefit plan, practices and policies. Dr. Adams' agreement provides for severance pay of twelve months remuneration plus immediate vesting of all stock options due to be vested in the twelve months following termination upon four months written notice. Dr. Adams' agreement also provides for severance pay of eighteen months remuneration plus immediate vesting of all stock options if his employment is terminated within 6 months after a change of control of the Corporation. Assuming the agreement was terminated on March 31, 2009, Dr. Adams would receive severance of $372,000 and severance totalling $522,000 if it occurred within 6 months after a change of control. Dr. Adams is also subject to customary restrictive covenants following the termination of his employment.

Pursuant to an agreement dated January 1, 2008, with Mr. Parsons which provided for his employment as Chief Financial Officer of the Corporation, the agreement provides for compensation with respect to Mr. Parsons' annual base salary and participation in the Corporation's bonus plan and stock option plan. Mr. Parsons is entitled to benefits similar to those enjoyed by the Corporation's other senior management pursuant to the Corporation's normal benefit plan, practices and policies. Mr. Parsons' agreement provides for severance pay of nine months remuneration plus immediate vesting of all stock options due to be vested in the nine months following termination upon four months written notice. Assuming the agreement was terminated on March 31, 2009, Mr. Parsons would receive severance of $186,000. Mr. Parsons' is also subject to customary restrictive covenants following the termination of his employment.

Compensation of Directors

The Corporation compensates its directors through the issuance of stock options. No cash compensation was paid to directors. For the financial year ended March 31, 2009, each director other than the Named Executive Officer, received 75,000 stock options. The compensation paid to the directors who were not NEOs, during the Corporation's most recently completed financial year was as follows:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Dr. Black	Nil	Nil	$38,325	Nil	Nil	$38,325
Mr. Lambert	Nil	Nil	$38,325	Nil	Nil	$38,325
Mr. Mekouar	Nil	Nil	$38,325	Nil	Nil	$38,325
Mr. Sonnenreich	Nil	Nil	$38,325	Nil	Nil	$38,325
Mr. Strachan	Nil	Nil	$38,325	Nil	Nil	$38,325

Note 1: Amount represents the grant date fair value of the award using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3%; dividend yield 0%; expected volatility 73%; and expected life of 10 years.

None of the above-noted directors exercised any options during the financial year.

The outstanding option-based and share-based awards for directors who were not NEOs, as at March 31, 2009 were as follows:

	Option Based Awards				Share Based Awards	
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Black	75,000 75,000 75,000	$1.43 $0.93 $0.65	02-Jan-2012 06-Feb-2018 12-Jan-2019	Nil Nil Nil	Nil	Nil
Mr. Lambert	40,000 60,000 75,000 75,000	$1.14 $1.43 $0.93 $0.65	09-Aug-2011 02-Jan-2012 06-Feb-2018 12-Jan-2019	Nil Nil Nil Nil	Nil	Nil

Mr. Mekouar	75,000 75,000	$0.93 $0.65	06-Feb-2018 12-Jan-2019	Nil Nil	Nil	Nil
Mr. Sonnenreich	75,000 75,000 75,000	$1.40 $0.93 $0.65	07-Jan-2012 06-Feb-2018 12-Jan-2019	Nil Nil Nil	Nil	Nil
Mr. Strachan	75,000 100,000 75,000 75,000	$0.50 $1.43 $0.93 $0.65	20-Sep-2010 02-Jan-2012 06-Feb-2018 12-Jan-2019	$6,750 Nil Nil Nil	Nil	Nil

Note 1: The value of unexercised in-the-money options was calculated based on the March 31, 2009 closing common share price for Amorfix on the TSX of $0.59.

Incentive plan awards – value vested or earned during the year – Board of Directors

The value vested or earned from incentive plan awards during the year for directors who were not NEOs was as follows:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Black	Nil	Nil	Nil
Mr. Lambert	Nil	Nil	Nil
Mr. Mekouar	Nil	Nil	Nil
Mr. Sonnenreich	Nil	Nil	Nil
Mr. Strachan	Nil	Nil	Nil

Report on Executive Compensation

The Corporation's policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Corporation is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation's business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Corporation's goals; and (3) ensure that the interests of management and the Corporation's shareholders are aligned.

When determining the compensation of its executive officers, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value: (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation (iii) balancing the interests of management and the Corporation's shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Corporation's executive officers consists of three components: (i) base salary; (ii) annual bonus based on actual performance relative to annual targets; and (iii) long-term incentive in the form of stock options. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

The total compensation paid to the Chief Executive Officer and each of the other Named Executive Officers of the Corporation consists primarily of base salary and a bonus based on the executive's overall experience, responsibility and the achievement of corporate objectives determined by the Board of Directors, together with recommendations from the Chief Executive Officer. The Named Executive Officers also receive option grants in accordance with the Corporation's stock option plan upon their appointments and may receive additional option grants from time to time based on the achievement of certain corporate objectives and overall corporate progress. The value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Corporation does not have a predetermined relative emphasis for each of the various components of compensation.

The Chief Executive Officer's base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience. The Chief Executive Officer's base salary was compared

to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies with similar market capitalizations.

Awards of bonuses depend upon whether the Corporation has met objectives established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount.

The members of the Compensation Committee are described under "Corporate Governance".

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Corporation on October 3, 2005 (date of listing on the TSX-V) to the year end of March 31, 2009 with the cumulative total return of the S&P/TSX Composite Index ("TSX Index"). The Common Shares began trading on the TSX on July 25, 2007.


350
300
250
200
150
100
50
0
Oct. 3/05
Mar. 31/06
Mar. 31/07
July 25/07
Mar. 31/08
Mar. 31/09
AMF
TSX

The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its NEOs for the period ended March 31, 2009 or for any prior fiscal periods. The Corporation's executive compensation is reviewed annually and set by the Board on the recommendation of Compensation Committee of the Board. The Compensation Committee considers several factors in connection with its determination of appropriate levels of compensation, including, but not limited to, the demand for and supply of skilled professionals in the biotechnology industry generally, individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors discussed under "Report on Executive Compensation". The trading price of the Common Shares on the TSX is subject to fluctuation based on several factors, many of which are outside the control of the Corporation. These include market perception of the Company's ability to achieve planned growth or results, trading volume in the Corporation's common shares, and changes in general conditions in the economy and the financial markets. Other factors, some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's MD&A for the period ended March 31, 2009 and the annual information form of the Corporation dated June 10, 2009 may also impact the performance of the Corporation's common shares. The Corporation also considers executive compensation levels relative to its industry peer group, many of which do not necessarily correspond to the market price of such industry peer group's securities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended March 31, 2009, Common Shares authorized for issuance under equity compensation plans were authorized pursuant to the Corporation's 2007 Option Plan. Options granted under the 2007 Option Plan after September 20, 2007 expire on a date not later than ten years after the issuance of such option. Options granted prior to the September 20, 2007 amendment of the stock option plan have an expiry not later than five years after issuance.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2009.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders	4,888,467	$0.96	1,787,533
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	4,888,467	$0.96	1,787,533

Notes 1: The equity compensation plans of the Corporation include the 2007 Option Plan and the Deferred Share Unit (DSU) Plan. The number of securities to be issued upon exercise of stock options was 4,542,375 and the number of DSU units issued life-to-date is 346,092. The weighted-average exercise price of outstanding stock options was $0.96. The number of securities remaining available for future issuance under the 2007 Stock Option Plan was 1,133,625 and under the DSU Plan was 653,908.

PARTICULARS OF MATTERS TO BE ACTED UPON

On February 10, 2009, the Board of Directors approved, subject to TSX acceptance, the amendment of 4,462,521 common share purchase warrants (the "Warrants", each Warrant entitling the holder to acquire one Common Share at a price of $1.95 share) to extend the expiry date from March 8, 2009 to March 8, 2010 (the "Extension"). Of the 4,462,521 Warrants, 25,000 Warrants are held by a director of the Corporation.

The TSX has conditionally approved the proposed Extension subject to the condition that the 25,000 Warrants held by an insider of the Corporation will not be included in the Extension until and unless disinterested shareholder approval is obtained, where "disinterested shareholder approval" means the approval by a majority of the votes cast by the holders of Common Shares attending the meeting in person or by proxy excluding the votes cast by, or on behalf of, insiders of the Corporation (as defined in the Ontario Securities Act) and the associates and affiliates of such insiders benefiting from the Extension. The 25,000 Warrants held by the insider cannot be exercised unless shareholder approval is obtained. As a result of the foregoing, a total of 6,356,750 votes will be excluded from voting on the resolution to extend the Warrants. The Corporation is proposing this resolution so that the director is treated equally with all other warrantholders.

Therefore, at the Meeting, disinterested shareholders will be asked to consider, and if thought fit, approve the following resolution to include the 25,000 Warrants held by an insider of the Corporation in the Extension:

"BE IT RESOLVED, that:

1. the extension of the expiry date of 25,000 Warrants held by a director of the Corporation from March 8, 2009 to March 8, 2010, is hereby ratified, confirmed and approved;

2. any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do or to cause to be done all such acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing resolution, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer; and

3. notwithstanding that the above resolutions have been duly passed by the shareholders of the Corporation, the Board of Directors, in its discretion, may choose not to implement any or all of such resolutions."

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director has any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended March 31, 2009, or has any interest in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than May 26, 2010, to be considered for inclusion in the management proxy circular to be prepared for the 2010 annual meeting of shareholders of the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance on behalf of its directors and officers to protect them against liability incurred by them in their capacity as directors and officers of the Corporation. The premium paid by the Corporation from the period November 7, 2008 to November 7, 2009 was $17,172. The aggregate limit of liability under the policy is $5,000,000 for the policy period, with a corporate deductible of $25,000 per claim with specific exclusions customary in policies of this nature. There is no deductible payable by directors and officers.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.sedar.com including the Annual Information Form for the financial year ended March 31, 2009. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis. The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management's discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

By order of the Board of Directors

Dr. George Adams
President and Chief Executive Officer

DATED at Toronto, Ontario, August 24, 2009.

SCHEDULE A

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by holding meetings of the Board of Directors and by having a majority of the Board as independent directors.

The independent members of the Board of Directors of the Corporation are Mr. Graham Strachan (Chair), Mr. William Lambert, Dr. Hans Black, Mr. Michael Sonnenreich and Mr. Aziz Mekouar.

Dr. George Adams is a non-independent director and officer of the Corporation.

Public Directorships

Mr. Graham Strachan is also a director of Vivus Inc., a reporting issuer.

Mr. William Lambert is also a director of Marsulex Inc., Ag Growth Income Fund, and Innergex Renewable Energy Inc., reporting issuers.

Dr. George Adams is also a director of Sernova Corporation, a reporting issuer.

The board of directors meets according to an annual agenda and calls additional meetings during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are conducted in an atmosphere that encourages participation and independence. Other than the various committee meetings, the independent directors have not held regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Board of Directors believes that appropriate structures and procedures are in place to ensure that it can function independently of management and the Board of Directors periodically holds independent sessions at the end of Board meetings. Additionally, the committees of the Board are composed entirely of independent directors and hold meetings at which the independent directors discuss matters they deem relevant to the Corporation. Independent directors are also in frequent informal communication with one another.

Attendance of Directors

A list of the number of Board of Directors and Committee meetings held and attended by directors in fiscal 2009 is set out below, along with the attendance record of each director of the Corporation.

Board of directors 5

Audit committee 4

Compensation committee 3

Governance and Nominating Committee 2

Summary of Attendance of Directors for the Fiscal Year Ended March 31, 2009

Name of Director	Attendance at Board of Director Meetings	Attendance at Committee Meetings(1)
George Adams	5 of 5	
Hans Black	5 of 5	6 of 6
William Lambert	5 of 5	6 of 6
Aziz Mekouar	4 of 5	3 of 3
Michael Sonnenreich	5 of 5	5 of 5
Graham Strachan	4 of 5	8 of 9

Notes 1: The attendance for Board committee meetings reflects only the attendance for those Directors who serve on the respective committee. All directors are welcome to attend any committee meetings regardless of membership. Dr. Adams participated in all committee meetings in the year.

2. Board Mandate

The Board Charter is attached hereto as Exhibit 1.

3. Position Descriptions

The Board of Directors is guided by charters for the Board of Directors and each Board Committee. The Board and Committee charters set out the roles and responsibilities for the Chair of the Board of Directors and the Chairs of the Board committees. The Chief Executive Officer also has a formal written job position description. The board of directors delegates specific duties and responsibilities to board committees and management and imposes certain limitations as to the authority of the committees and management including for example discretionary spending limits within the annual capital expenditure budget. The Chief Executive Officer, together with senior management, is responsible for ensuring that the corporate objectives, developed annually with the Board of Directors, are met in order to enhance shareholder value.

4. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Corporation's business, strategy, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business.

During the year, management and the Board periodically hold informal conference calls to provide corporate updates and provide additional information supporting Director education.

5. Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. The Board of Directors has also adopted a Code of Business Conduct and Ethics ("Code") intended to document the principles of conduct and ethics to be followed by Amorfix's employees, officers and directors. A copy of the Corporation's Code can be obtained on www.sedar.com or by written request to the Corporation's Chief Financial Officer, at 3403 American Drive, Mississauga, Ontario, L4V 1T4.

6. Nomination of Directors

The Board of Directors has a Corporate Governance and Nomination committee. The committee is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees should have a track record in general business management, special expertise in an area of strategic interest to the Corporation, and the ability to devote the time required.

In addition, the committee shall assist the full Board in fulfilling its responsibilities to assure that the Corporation is governed in a manner consistent with the interests of the shareholders of the Corporation. Without limiting the foregoing, the committee shall advise the Board with respect to Board organization and function; assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members; orienting new directors; and other matters relating to corporate governance and the rights and interests of the Corporation's shareholders.

The Corporate Governance and Nomination committee is composed of Dr. Hans Black (chair), William Lambert, Graham Strachan and Michael Sonnenreich, all independent directors.

7. Compensation

The Compensation Committee is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Corporation and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risks associated with each position. See "Report on Executive Compensation."

The Compensation committee is composed of Graham Strachan (chair), Michael Sonnenreich and Aziz Mekouar.

8. Other Board Committees

A Technology Partnering Committee of the Board was established in 2009 with Michael Sonnenreich appointed as Chair. There are no other committees of the Board.

9. Assessments

The Corporate Governance and Nominating Committee is responsible for annually conducting assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director. There is no formal assessment procedure.

EXHIBIT 1

Charter of the Board of Directors of Amorfix Life Sciences Ltd.

I. PURPOSE

The Board of Directors of Amorfix Life Sciences Ltd. (the "Company") is responsible for the general supervision of the management of the business. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company.

II. COMPOSITION

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with National Policy 58-201. A director is considered to be "independent" if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director's independent judgment. Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a "dependent" director) if he or she falls in one of the categories listed in National Policy 58-201.

III. RESPONSIBILITIES

The Board of Directors' mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

- The assignment to the various committees of directors the general responsibility for developing the Company's approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.
- With the assistance of the Corporate Governance and Nominating Committee:
  - Reviewing the composition of the Board of Directors and ensuring it respects its independence criteria.
  - The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.
  - Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
  - Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.
  - Approving disclosure and securities compliance policies, including communications policies of the Company.

- With the assistance of the Audit Committee:
  - Reviewing and monitoring the integrity of the Company's internal controls and management information systems.
  - Reviewing and monitoring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.
  - Identification of the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks.
  - Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
- With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.
- With the assistance of the Compensation Committee, the review and approval of corporate objectives and goals applicable to the Company's senior management.
- The selection, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.
- The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.
- Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise. This includes the review and pre-approval of all actions, plans and decisions requiring Board approval as set out in the Company's policies and procedures, including but not limited to business plans, operating budgets and revisions thereto, financings, major purchases and leases of facilities and equipment.
- Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company's corporate documents and by-laws.
- Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.
- The Board will communicate its expectations of management through various established practices including but not limited to the review and approval of the Company's annual business plan and operating budget, individual senior management objectives, and corporate policies. The Board further expects that management will comply with all applicable laws and regulations.

IV. OTHER

On a yearly basis, the Board will review its Charter and where appropriate will make changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009 AND 2008

The following information prepared as of February 4, 2010 should be read in conjunction with Amorfix Life Sciences Ltd.'s (Amorfix or the Company) March 31, 2009 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars and the Annual Information Form dated June 10, 2009.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the

lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Readers should review the more detailed discussion of such risk and uncertainties set out in "Risk Factors" in the Corporation's Annual Information Form for the financial year ended March 31, 2009 and "Risks and Uncertainties" in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2009 annual audited financial statements.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as neurodegenerative diseases such as Alzheimer's Disease (AD) and Amyotrophic Lateral Sclerosis (ALS), and cancer.

Amorfix has developed a key expertise in the field of protein misfolding with its ability to identify regions on proteins that are unique in a diseased state and not in a normal healthy state. These unique regions are called Disease Specific Epitopes™ (DSE) and are selected by Amorfix due to their potential to provide for highly specific diagnostic assessments as well as targets for potential therapeutic drug development.

Amorfix is developing diagnostic products with the goal of detecting the presence of AMPs in tissue, blood or other biofluids. Detection of vCJD prions would improve the safety of blood transfusions and thereby avert the unintended human transmission of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases or cancer has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals would enable the protection of the food supply.

Amorfix technologies are also being used to develop antibody and vaccine therapies that target Disease Specific Epitopes (DSE) on disease-relevant proteins as an innovative approach to treat these currently incurable disorders.

Recent scientific publications in the field of neurodegenerative diseases, such as Alzheimer's Disease (AD) and Parkinson's disease, have shown that misfolded proteins can move from cell to cell in the nervous system. This opens the possibility that protein misfolding diseases can be treated, and perhaps cured, by blocking the "propagation" of protein misfolding in the space between cells. Amorfix initially developed its immunotherapeutic approach to amyotrophic lateral sclerosis (ALS) based on the idea that misfolded SOD1 propagates between cells, and can be neutralized by antibodies and thereby stop disease progression. The Company was the first to show antibodies and vaccines to Disease Specific Epitopes (DSE) on misfolded SOD1 could significantly prolong the life of ALS model mice. Building on its growing expertise in this field, the Company has recently expanded its focus to include misfolded proteins in cancer, using

its proprietary ProMIS™ platform to predict protein misfolding and identify novel DSEs to develop targeted therapeutics and companion diagnostics.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of BSE-infected meat, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Four people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is required to protect everyone from a secondary epidemic.

Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company believes that with its Epitope Protection (EP) platform technology it has developed the most sensitive and specific assay to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates. The Company's first commercial blood screening product is expected to be the EP-vCJD™ Blood Screening Assay that will detect the presence of AMPs for vCJD in human blood.

Development History

In late 2005, the United Kingdom National vCJD Surveillance Unit and National Institute for Biological Standards and Control (NIBSC) released a series of steps that a blood test for vCJD must pass in order to be accepted. Amorfix entered into this process and from January to June 2006, increased the sensitivity of its vCJD assay using human blood samples spiked with vCJD brain prions. Amorfix and its competitors developed their assays by detecting vCJD brain prions spiked into normal human plasma rather than directly using plasma samples from people who were afflicted by the disease due to the scarcity and unavailability of these patient plasma samples. The culmination of the NIBSC process was to allow developers to gain access to some of these scarce patient plasma samples to validate their tests using clinical samples. In June 2006, Amorfix received a blinded panel from NIBSC of plasma samples containing spiked brain and spleen prions from vCJD patients, and normal controls from blood donors. Amorfix's results on the blinded panel matched internal results and demonstrated leading sensitivity over all companies or academic laboratories that had published results. This significant technical milestone provided independent validation of the Company's research program and provided rationale that an assay for detecting human vCJD prions could be developed.

From July 2006 to June 2007, Amorfix made significant progress in advancing the vCJD prion detection assay towards commercialization. The Company converted the research-based vCJD assay to a commercial 96-well high-throughput platform producing a more sensitive, specific and reproducible assay. A commercial team was hired with in vitro diagnostic device experience, critical vendors were selected and final equipment configurations were established. The Company also established a quality management system and received ISO 13485:2003 certification for its EP-vCJD™ Blood Screening Assay. During this period, the Company made advances in the NIBSC process and applied to access the vCJD patient blood samples. The Company believes that the NIBSC process was subsequently discontinued until it was determined that there would be sufficient human vCJD blood samples available to clinically validate all manufacturers' assays.

In February 2007, the UK National Health Protection Agency (HPA) issued a tender for the supply of 60,000 Research-Use-Only (RUO) tests for blood screening for vCJD prions as part of the UK's effort to understand the prevalence of vCJD in the UK blood donor population. Amorfix applied and qualified to be a potential supplier of products to the UK government. By June 1, 2007 Amorfix had produced sufficient RUO kits to test 60,000 UK blood samples. Amorfix believes that many of its competitors were unable to rapidly meet the requirements of the tender to produce 60,000 tests by June 2007 and subsequently ceased working on development of their vCJD blood screening assays. Ultimately, the UK HPA did not proceed with this tender.

In February 2008, Amorfix reported the results of a second blinded panel of normal human blood samples spiked with human vCJD brain and spleen prions at different dilutions, and normal human controls provided by NIBSC. Amorfix demonstrated a 10-fold improved sensitivity and improved reproducibility with its commercial high-throughput assay on this 2008 blinded panel compared to its research grade assay blinded panel results from a year earlier.

In July 2007, the Company began adapting its human vCJD blood screening assay into a blood screening test for sheep scrapie to support the clinical validation of the human vCJD assay. In October 2007, the Company announced the completion of an independent blinded panel of sheep blood where the Amorfix sheep scrapie assay (EP-TSE™) was able to detect prion disease in symptomatic sheep. In April 2008, the sheep scrapie blood screening assay was successful at detecting prion disease in presymptomatic scrapie sheep.

In February 2008, the Oversight Committee of NIBSC established a new process to verify the performance of an acceptable blood test for vCJD. Amorfix received and accepted an invitation to further qualify our EP-vCJD™ Blood Screening Assay using British blood samples. NIBSC set out three steps: the first would involve the completion of a blinded panel that contains blood plasma from symptomatic diseased and normal sheep; the second step will be a large panel of normal human blood samples to assess the assay's specificity; and the third step will be a blinded panel that contains among other samples, blood from people who had contracted vCJD. In the first quarter of fiscal 2009, the Company completed a sheep scrapie blinded panel and submitted the results to NIBSC for assessment.

In the second quarter of fiscal 2009, the Company received and accepted an invitation from the British government to further qualify the specificity of its EP-vCJD™ Blood Screening Assay using UK blood donor samples to be supplied by the National Blood Service. The Company completed a blinded study of 1,000 normal and spiked fresh human plasma samples at the Prion Laboratory of NIBSC. On October 8, 2008, the Company announced the results of the study demonstrating 100% sensitivity for all spiked samples. The specificity for all samples was 99.3% on initial testing and 100% on repeat reactive testing.

NIBSC asked the Company to continue testing samples to verify the results and to determine if frozen samples can similarly be used, as all vCJD patient samples are frozen. In the third quarter of fiscal 2009, the Company completed the testing of 500 frozen blinded human plasma samples provided by NIBSC which included some samples spiked with vCJD brain prions. The EP-vCJD™ test successfully detected all (100% sensitivity) of the spiked samples down to a 1 in 100,000 dilution of 10% brain homogenate (1/1,000,000 dilution of vCJD brain).

In April 2009, the Company announced that it was advised that it is required to test additional prion-infected animal samples, supplied by NIBSC, prior to being granted access to the human vCJD blood samples.

In December 2008, the UK Spongiform Encephalopathy Advisory Committee (SEAC) announced the first clinical case of vCJD in a patient with an MV genotype (all previous vCJD clinical cases were MM genotype) and suggested that 50 to 250 further cases might arise in the UK. This was consistent with an editorial in a leading medical journal, Lancet Neurology, suggesting "waves" of vCJD cases could be expected. This first MV case of vCJD now shows people with MV genotypes are not resistant to vCJD, but may incubate the disease for a longer time before developing neurological symptoms.

In January 2009, the Company announced that it has initiated large-scale testing of French blood donors to demonstrate the feasibility of routine testing of blood donations for vCJD. The first 20,000 blood samples were completed by June 30, 2009 and were collected using standard procedures from routine blood donors, and anonymously tested for vCJD by staff at the EFS-Alsace Blood Transfusion Centre in Strasbourg, France. Six blood samples were repeat positive, consistent with a specificity of 99.94%, assuming the six samples were in fact negative and falsely scored positive. This specificity for the 1st-generation Amorfix test is equivalent to the specificity achieved by the current 3rd-generation blood screening tests for HIV antibodies currently in use worldwide in blood transfusion centres to assure the safety of blood. The European Union's In Vitro Diagnostics Technical Group has recommended testing a minimum of 5,000 samples to verify specificity of at least 99.5% for a vCJD blood test. The complete Strasbourg study was presented in July 2009 at le Congrès 2009 de la Société Française de Transfusion Sanguine.

On October 29, 2009 the Company announced it has achieved 100% specificity (no reproducible false positive results) upon testing 19,000 blood donations for variant Creutzfeldt-Jakob Disease ("vCJD") with the EP-vCJD™ Blood Screening Assay at l'Etablissement Français du Sang de Pyrénées Méditerrannée ("EFS-PM") in Montpellier, France. The study in Montpellier included testing of fresh blood within 24

hours of collection and processing of the plasma with an automated sample handling system. This is the same process that would be used in routine blood testing. These results should give governments confidence that very few blood donors will be falsely identified as potentially having vCJD during routine blood screening. Using the settings for maximum sensitivity of 1:1,000,000 dilution of vCJD brain, as verified by testing at the NIBSC in the UK, the test in EFS-PM was 100% specific. Including these 19,000 blood samples collected and tested at EFS-PM, a total of 39,000 blood donations have now been tested at two blood transfusion centers in France. 99.90% specificity was previously reported for 20,000 samples tested at EFS-Alsace in Strasbourg. In both blood transfusion centers using two lots of kits, the EP-vCJD™ test performed better than the 99.85% specificity required by the UK Blood Transfusion Service.

On October 27, 2009, the Company announced the detection of prions in blood from non-human primates that were orally-infected with BSE and developed a primate version of vCJD. These results are promising although from a small number of tested samples due to the limited number of these very rare primate samples that Amorfix could access. The Company made minor modifications to its EP-vCJD™ blood screening assay in order to test the primate samples.

In December 2009, the Company announced that NIBSC provided three plasma samples from three different vCJD patients which the Company tested using the first generation of the EP-vCJD™ test. The UK experts estimated based on the concentration of prions in animal blood and brain that the concentration of prions in human blood would be 1:100,000th of that in brain. Since the Amorfix test measures 1:1,000,000th, the Company was confident that the test would be able to identify human vCJD plasma samples from a blinded panel. The samples tested negative and the UK authorities have now concluded that the first generation test is not sufficiently sensitive to detect infected human blood samples.

The Company is continuing development activities to improve the sensitivity of its EP-vCJD™ blood screening test and in a second-generation test has already attained a five-fold improvement in the level of sensitivity. The 2nd generation test is now able to detect a 1:5,000,000 dilution of vCJD infected brain spiked into blood samples. This level of sensitivity is fifty times the minimum analytical sensitivity required by the UK authorities to continue evaluation of the assay. A recent modification may provide a third generation blood test with even greater sensitivity.

The NIBSC has agreed to enter an improved EP-vCJD™ test into the program to test clinical-stage vCJD samples when validated using infected animal samples and shown to meet the NIBSC requirement for specificity. In addition, the Company is attempting to obtain additional vCJD samples from other countries, and also from individuals with the disease.

The Company's vCJD assay development program is currently focused on increasing the sensitivity of the assay in second and third generation versions, while maintaining acceptable specificity and on obtaining additional vCJD patient samples, samples from high-risk groups, and infected animal samples. The Company is not in control of the timing of any future testing in the UK, and significant process delays have previously

occurred. There can be no certainty that Amorfix will be successful at completing the NIBSC process or commercializing its assay on its expected timelines or at all.

On March 18, 2009, the UK National Health Service published a framework tender under which, when awarded, the NHS may request the supply of blood test kits for a 10,000 sample assessment panel, a 50,000 sample prevalence study, and unlimited kits for routine testing. On July 17, 2009 the contract award was published on the European Tenders Electronic Daily website indicating that Amorfix and one competitor were successful.

The initial markets sought by the Amorfix vCJD technology for diagnostic use are in Europe due to the higher prevalence of BSE positive cattle and the resultant higher prevalence of people who have died from vCJD. The blood transfusion market in Europe is estimated to be 20 million donations per year with half of this in the three largest countries of United Kingdom, France and Germany combined.

A blood screening test for vCJD is currently not regulated, however, a process was established in late 2007 under the direction of the European Commission's IVD Technical Group to establish regulatory guidelines and a Common Technical Specification (CTS) for such tests. Amorfix joined the European Diagnostic Manufacturers Association (EDMA) in order to participate directly in the process for writing regulation for vCJD blood screening assays. A CTS would establish minimum standards for sensitivity and specificity that a vCJD blood screening assay must achieve to receive a CE mark registration. A CE mark registration would allow the product to be marketed and sold in Europe, subject to individual member state regulations.

In May 2009, the Company announced that the process to define a CE mark for a blood screening test for vCJD reached a major milestone. The European Union's vCJD Experts Working Group met April 27, 2009 and completed the draft Common Technical Specifications (CTS) and guideline. These draft documents outline the requirements for CE marking of IVDs for vCJD and have been adopted by the IVD Technical Group. The next step is for adoption by the Medical Devices Experts Group in December 2009.

Early Diagnosis and Treatment

Alzheimer's disease (AD), ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently approximately 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. A sensitive and specific diagnostic blood test could allow earlier treatment for AD patients and would lead to the development of better therapies as patients could be accurately screened into clinical drug trials. It is not known whether aggregated proteins from these diseases are present in blood as there is no test currently that could detect them. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are an estimated 1.6 million people in North America with Parkinson's disease and an estimated 33,000 people with ALS. The

Company has the potential to develop diagnostics and therapeutics for each of these neurodegenerative diseases.

Development History

In January 2006, the Ontario Genomics Institute (OGI) committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and invested a further $50,000 in September 2006 when Amorfix established the proof of concept of its Epitope Protection technology using Abeta aggregates, the protein known to misfold and aggregate in Alzheimer's disease. This achievement was validated by an expert scientific panel convened by OGI that reviewed the Amorfix data.

On the strength of this data and the development plan, Amorfix was awarded an Industrial Research Assistance Program (IRAP) grant from the Government of Canada in December 2006. Amorfix received $265,912 of support over the two year term of the grant under this IRAP program.

From December 2006 to March 2008, the Company initiated and progressed its AD diagnostic assay development by screening and selecting monoclonal antibodies, establishing a sample preparation protocol to enrich for the Abeta proteins, assessing several different assay formats and optimizing the assay conditions. The Company developed the assay using synthetic Abeta protein and subsequently demonstrated the ability of the assay to detect Abeta aggregates from AD brain spiked into normal plasma.

In June 2008, the AD test achieved its target sensitivity in being able to detect aggregated Abeta protein of 1 in 1,000,000 dilution of a 10% AD brain homogenate in a plasma sample. At this level of sensitivity, the Amorfix test has not been able to detect aggregated Abeta in human blood plasma or cerebral spinal fluid samples.

In September 2009, the Company received a second grant from the National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) of $50,000 to continue development of an assay to measure Alzheimer's-related amyloid in blood. The sensitivity of the assay has increased and the Company will try again to detect amyloid in AD blood. The Company will first test blood from animal models which is readily available. There continues to be a need for a simple screening test for AD to identify patients, conduct clinical trials of new treatments, and to monitor disease progression.

The Company assessed other potential commercial applications for this very sensitive aggregated Abeta protein assay and identified a commercial market to assay the brain tissue of human transgenic AD mice to assist in the assessment of drug efficacy in these models. The Company's A^4 assay can detect Abeta amyloid in human and animal brain tissue and has been shown to detect amyloid build up in animals much earlier than conventional methods. The Company believes that the A^4 test will accelerate the development and evaluation of new treatments for AD.

On July 25, 2009, the Company presented validation results for the A^4 assay at the International Congress on AD. In October 2009, the Company promoted its A^4 assay service at the Society for Neuroscience meeting in Chicago, Illinois. The Company is seeking collaborations and offering the A^4 test as a service to drug discovery companies and academic researchers working to discover new treatments for AD.

In December 2009, the Company announced that it is conducting pilot studies with several pharmaceutical companies engaged in developing new treatments for AD and one company has publicly announced their results verifying their novel drug's ability to reduce amyloid formation in animal models of AD. The Company has recorded its first sales for this service and expects additional customers to order the test as the pilot studies are completed and the test is integrated into their standard testing protocols. The Company estimates the market for this service to be 50,000 tests per year.

Development of New Diagnostic Tests

The Company believes that its expertise in the development of highly sensitive and specific diagnostic tests can be applied to the benefit of other potential biomarkers. Subsequent to year end, the Company announced a collaboration with BioMosaics Inc, a privately-held cancer biomarker development company, to develop and commercialize a blood-based assay for the early detection of hepatocellular carcinoma (HCC) or primary liver cancer. The Company will develop an assay incorporating the existing technology for the blood test licensed to BioMosaics, plus new material from the Sunnybrook Research Institute needed to improve the test. The Company will receive royalties on commercial product sales, and an option to manufacture the assay kits and reagents for global distribution. BioMosaics is responsible for product commercialization. This project is funded by an "Intellectual Property Development and Commercialization Program" investment of $280,000 from the Ontario Institute for Cancer Research to the Sunnybrook Research Institute. To date, the Company has received funding of $83,063 out of the $200,000 it is eligible to receive.

HCC is the fifth most common cancer in the world, with approximately 600,000 new cases every year. It is the third most common cause of cancer-related death. Early detection could significantly improve treatment outcomes.

In December, the Company announced that it has completed the development of a prototype test and will now start testing clinical samples to determine sensitivity and specificity. A key issue is the ability to differentiate between cirrhosis, hepatitis and HCC.

Protecting the Food Supply

The first case of BSE in cattle emerged in the United Kingdom 17 years ago and there has been a concern about the food supply ever since. The disease has spread to 21 countries and may have crossed over to other species such as sheep and goats. Post-mortem testing of brain tissue has been the only way to accurately detect any of the TSE diseases. The Company believes its Epitope Protection (EP) technology can be used to

develop assays for the ante-mortem testing of animals with TSE diseases and remove them from the food chain. The Company has applied its EP technology and developed an assay to detect sheep scrapie. During 2008, Amorfix adapted its vCJD blood screening assay to detect endogenous prions in symptomatic sheep and in the first quarter of fiscal 2009 detected endogenous prions in presymptomatic sheep. Current ante-mortem testing methods for sheep scrapie are not commercializable at scale and may not be accurate enough for broad application where a simple blood test could be adopted quickly and easily.

Scrapie-infected lambs as early as 17 months of age were detected by the Amorfix EP-TSE™ test. Sheep normally show symptoms of scrapie at 3 to 5 years of age. Detection of infected sheep 2 to 3 years prior to symptoms would allow effective removal of infected animals before they have the ability to infect other sheep in the flock. There are over 2,450 sheep ranchers in the United States who have joined the voluntary Scrapie Flock Certification Program which began in 1992 after attempts to eradicate scrapie starting in 1952 were unsuccessful. To date, approximately 500 flocks have been certified as it requires 5 years of continuous monitoring and verification of absence of disease. Similar eradication programs are ongoing in Europe with significant subsidies by the European Commission to eradicate scrapie through genetic testing and culling of susceptible sheep. Current European post-mortem testing of scrapie is labour-intensive as it requires extensive brain tissue preparation. A simple blood test could be used for surveillance as well as eradication and would lead to the identification of animals earlier.

The Company's analysis of the market opportunity for a scrapie test suggests scrapie must be recognized as a public health issue before it would be widely used to eliminate scrapie-infected sheep. Accordingly, the Company has focused its resources on projects with greater market potential at this time and will consider further development with a partner or at a time that scrapie becomes a human health concern.

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the central nervous system of ALS patients is called superoxide dismutase-1 (SOD1).

Amorfix's technology targets misfolded SOD1 through two approaches: a passive infusion of manufactured monoclonal antibodies and an active immunization approach designed to elicit the production of similar antibodies by the patient's own body. Amorfix's technology is based on the premise that the misfolding and aggregation of SOD1 is a principal agent in the death of neurons that occurs in brain-wasting diseases. Amorfix believes that if misfolded SOD1 can be specifically recognized and its toxic activity neutralized by antibodies, brain-wasting diseases could be effectively treated.

Development History

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. A research plan was established to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS and potential development partners were contacted.

In August 2006, the Company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against ALS. Over the following 28 months, Biogen contributed US$750,000 (Cdn$860,207) in funding support for the ALS program through subscriptions for 1,243,433 common shares of the Company in an initial investment and three additional investment transactions made on the achievement of predefined research milestones by Amorfix.

In July 2007, the Company achieved the first research milestone, the development of disease-specific antibodies to misfolded SOD1. In October 2008, the Company achieved the second research milestone; the DSE monoclonal antibody treatments demonstrated statistically significant improvement in survival over controls in a mouse model of ALS. In December 2008, the Company announced the achievement of the third research milestone with the completion of the final study report. In February 2009, Biogen allowed its option to license the SOD1 technologies for use in the treatment of ALS to lapse. The Company is seeking to partner with a biopharmaceutical company to humanize the antibodies and initiate clinical trials. As vaccines have different development timelines and require special expertise compared to the antibodies, Amorfix is seeking other partners to develop the vaccines.

In November 2007, Amorfix announced the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's Disease (AD). This breakthrough result suggests that SOD1 is a common link between the two brain-wasting diseases, Alzheimer's and ALS. SOD1 has a "Jekyll-and-Hyde" nature as it normally plays an important protective role in detoxifying free radicals in the body, but when misfolded can create lethal oxidative free radicals.

In July 2008, the Company announced a research collaboration to develop Alzheimer's treatments based upon the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's disease. The research program includes preclinical efficacy studies for both antibody treatments and vaccines and is being conducted in Dr. Cashman's laboratory at the Brain Research Center at the University of British Columbia in collaboration with Amorfix scientists, and is supported by a $227,500 grant from the Canadian Institutes for Health Research (CIHR). The Company has completed its funding of its $540,000 cash and in-kind contribution commitment to the program. The Company expects to complete the first animal series in this study by the end of the first quarter of 2010.

Amorfix's technology related to the role of SOD1 in ALS and Alzheimer's is covered by patent applications including one recently published entitled, "Methods and Compositions to treat and Detect Misfolded-SOD1 Mediated Diseases". The patent applications relate to the methods and two compositions for treating and detecting conditions, disease and disorders mediated by non-native SOD1. In December 2008, Amorfix received its first issued patent from the U.S. Patent and Trademark Office titled "ALS-Specific Peptide Composition". This patent covers one of the key disease specific epitopes in the SOD1 "Jekyll and Hyde" protein which Amorfix has shown is exposed when it misfolds and becomes toxic for nerve cells. Amorfix DSE™ antibodies bind to this region and we believe neutralize the toxic effects of SOD1 giving the longevity extension Amorfix has previously reported in animal models of ALS.

New Misfolded Protein Diagnostics and Therapeutics

The Company has expanded its research program to identify novel disease-specific epitopes on misfolded proteins. The Company licensed the exclusive rights to the ProMIS™ target identification technology from the University of British Columbia, to predict novel disease specific epitopes on the molecular surface of misfolded proteins. ProMIS™ is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known and predicts how the protein will misfold. There are 57,000 such protein structures currently available in public databases. ProMIS ™ has already been used to identify potential DSE's on three known target proteins likely to be misfolded in cancer and the development of novel immunotherapeutics and companion diagnostics for these diseases has begun.

Amorfix plans to target proteins which may be misfolded in diseases where cells are under stress and more likely to produce misfolded proteins like cancer. Once a protein has been identified, antibodies and vaccines can be developed and assessed for therapeutic and diagnostic use. The Company is establishing strategic alliances to expand its capabilities to develop immunotherapeutics to numerous proteins and is also exploring partnerships with other companies to accelerate the development and expand its program to other proteins of interest.

In December 2009, the Company announced that it had selected four proteins for study and using ProMIS™ has determined a total of 39 DSE sites on these four protein targets. Recent studies with a monoclonal antibody to an undisclosed DSE site on one of the four selected proteins confirmed that the misfolded protein is present on lymphomas and melanoma cells but not on normal cells. The antibody targets a specific DSE region of the misfolded protein that is not present on the normally folded protein. This new finding indicates that the antibody has potential to be developed for both diagnostic uses and therapeutic treatments for several cancers. The Company is in the process of producing antibodies to these targets for further validation and development.

Antibodies

In October 2009, the Company announced that it has signed an agreement with Cedarlane Laboratories Limited, a leading supplier of antibodies and other research reagents, for the sale and distribution of certain Amorfix antibodies and reagents for research purposes only.

Results of Operations

Since inception, the Company has incurred losses while advancing the research and development of its diagnostic and therapeutic technologies. Net loss for the three months ended December 31, 2009 was $1,149,932 compared to a loss of $1,017,663 for the three months ended December 31, 2008. For the nine months ended December 31, 2009, the net loss was $3,607,578 compared to $3,771,794 in the comparable period. The increase in net loss in the three months ended December 31, 2009 resulted mainly from expenditures on the Company's research program to identify novel disease-specific epitopes on misfolded proteins (ProMIS™) program which was not active in the comparable period of fiscal 2008, and higher personnel and related expenditures on its vCJD and AD diagnostic programs, offset by lower expenditures on its AD therapeutic program. The reduced net loss in the nine months ended December 31, 2009 resulted mainly from deferring commercialization efforts related to the vCJD program until the NIBSC process is complete, the completion of the ALS therapeutic program preclinical studies in December 2008 and due to reduced operating expenses to conserve cash, partially offset by expenditures on its ProMIS™ program which was not active in the comparable period.

For the three and nine months ended December 31, 2009, revenue was $44,911 compared to $nil for the three and nine months ended December 31, 2008. The Company recorded the first service revenue from its A^4 test and also recorded revenue related to a third party research agreement.

For the three months ended December 31, 2009, interest revenue was $26,470 compared to $54,206 for the three months ended December 31, 2008 and for the nine months ended December 31, 2009, interest revenue was $106,069 compared to $188,584 in the prior year period. The decrease was due mostly to lower market interest rates on investment and cash holdings in the current periods than in the comparable periods.

Research and development expenditures for the three months ended December 31, 2009 were $935,439 compared to $804,871 for the three months ended December 31, 2008. Salaries and personnel-related expenses for the three months ended December 31, 2009 were $653,497 compared to $522,230 for the comparable period last year. The increase was due mainly to a reversal of stock-based compensation related expense in the 2008 quarter which lowered the comparative amount. Research and development program expenses (which includes all direct and indirect research and development costs other than personnel costs) net of investment tax credits and federal and provincial grants was unchanged from the comparative three-month period.

Research and development expenditures for the nine months ended December 31, 3009 were $2,794,672 compared to $3,062,552 in the comparable period. Salaries and

personnel-related expenses decreased by $202,450 to $1,876,892 for the nine months ended December 31, 2009 due to staffing reductions made in June 2008 related to the deferral of commercialization work for vCJD until the UK NIBSC process is completed, staffing reductions in the ALS therapeutics program made in December 2008, and lower stock-based compensation expense. Research and development program expenses decreased by $142,989 to $1,198,725 in the nine months ended December 31, 2009 due mainly to lower expenditures on the Company's vCJD, AD diagnostic and ALS therapeutic programs offset by increased expenditures related to its ProMIS™ program. Salary and program costs were partially offset by investment tax credits and federal and provincial grants recorded for the nine months ended December 31, 2009 of $280,945 compared to $358,504 in the comparable period.

General and administration costs for the three months ended December 31, 2009 were $247,093 compared to $199,922 in the comparable prior year period and for the nine months ended December 31, 2009 were $844,660 compared to $717,360 in the comparable period last year. The increase for the three and nine months ended December 31, 2009 resulted mainly from higher stock-based compensation and shareholder communication expenses.

Amortization expense for the three months ended December 31, 2009 was $38,781 compared to $67,076 for the three months ended December 31, 2008 and for the nine months ended December 31, 2009 was $119,226 compared to $180,466 in the comparable period. The decrease in amortization expense is due mainly to lower property and equipment purchases in the current year.

Liquidity and Capital Resources

Amorfix is a development stage company as it has earned minimal revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agents' compensation warrants and options and stock options. The Company's objectives, when managing capital, are to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the Company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. The Company does not hold any asset-backed commercial paper and its cash and cash equivalents are not subject to any external restrictions. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

On April 29, 2009, the Company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the Company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The Company incurred a loss of $3,607,578 for the nine months ended December 31, 2009 and has a deficit of $22,492,464 as at December 31, 2009. These circumstances may cast significant doubt as to the ability of the Company to continue as a going concern. While the Company projects that its current working capital of $5,353,561 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The Company is currently exploring various alternatives to generate positive cash flow including product out-licensing, contracts for blood screening testing for vCJD prevalence studies, and other non-dilutive sources of funding; however there is no assurance that these initiatives will be successful.

The Company measures cash burn as the net cash used in operations which totaled $915,709 for the three months ended December 31, 2009 as compared to $809,588 for the three months ended December 31, 2008. The increased cash burn in the three-month period ended December 31, 2009 was due primarily to higher research and development and operating costs than in the comparable period. The cash burn for the nine months ended December 31, 2009 was $2,842,559 compared to $3,528,076 for the nine months ended December 31, 2008. The decreased cash burn in the nine month period ended December 31, 2009 was due primarily to lower research and development and operating costs than in the comparable period and due to a higher amount of accounts payable that was paid out in the nine months ended December 31, 2008.

During the three and nine months ended December 31, 2009, the Company purchased $2,320 and $7,373, respectively, of property and equipment compared to $nil and $110,939 in the comparable periods last year. Property and equipment is used primarily for research and development purposes.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or

lack of progress in our diagnostic or therapeutic research and development programs, preclinical studies or clinical testing; the ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or commercialization activities, if any.

Financial Instruments

Financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. The Company's cash and cash equivalents and marketable securities are used to fund research activities and administrative overhead. Investment decisions are made in accordance with an investment policy that establishes guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

The Company manages its exposure to credit loss and liquidity risk by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The Company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The Company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. The Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and marketable securities and to foreign exchange risk on its holdings of US dollar denominated cash and cash equivalents and marketable securities. The Company manages its interest rate risk by holding its investments to maturity, where possible. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents and marketable securities denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at December 31, 2009 the Company held US dollar denominated cash and cash equivalents and marketable securities in the amount of US$204,166.

The Company earns interest revenue from its cash, cash equivalents and marketable securities. The Company considers all cash and cash equivalents as held-for-trading. As at December 31, 2009, cash and cash equivalents consisted of cash on deposit and short-term debt instruments. The Company's marketable securities are all considered as available-for-sale and are carried at fair value with unrealized gains and losses included in other comprehensive income (OCI) until realized, when the cumulative gain or loss is recorded in the statement of operations. For the three months December 31, 2009 the Company recorded a $1,879 unrealized loss on marketable securities and for the nine

months ended December 31, 2009 the Company recorded an unrealized loss on marketable securities of $2,440.

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes and similar barrier option pricing models to value common share purchase warrants and stock options issued by the Company. These pricing models require the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected life of the warrant or option, a relevant risk-free interest rate and the Company's future dividend policy. Changes in the assumptions used can have a significant impact on the values determined. Management has selected these variables and applied the valuation models on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these future income tax assets.

Accounting Changes and New Pronouncements

Effective April 1, 2009 the Company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the Company's financial statements.

The Company adopted a revenue recognition policy in the current period as a result of realizing its first antibody sales and service revenues. Revenue is recognized when persuasive evidence of an arrangement exists, product delivery has occurred, services have been performed, the price is fixed or determinable and collectability is reasonably assured.

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures,* enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The enhanced disclosures will be included in the March 31, 2010 annual financial statements and are not expected to be significant.

In August 2009, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement.* The amendments change the categories into which a debt instrument is required or permitted to be classified and change the impairment models for held-to-maturity and available-for-sale financial assets. These amendments are required to be applied to the company's March 31, 2010 annual financial statements.

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending June 30, 2011. The Company's plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its financial statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at December 31, 2009 and to the date of this Management's Discussion and Analysis is presented below:

	# Shares
Outstanding April 1, 2009	42,541,181
Issued	5,146,300
Outstanding June 30, 2009	47,687,481
Issued on exercise of stock options	351,302
Issued on exercise of warrants	92,380
Outstanding, September 30, 2009	48,131,163
Issued on exercise of stock options	4,500
Issued on exercise of warrants	374,755
Outstanding December 31, 2009	48,510,418
Issued on exercise of warrants	4,000
Outstanding, February 4, 2010	48,514,418

Warrants

The following tables reflect the activity of the warrants for the three and nine months ended December 31, 2009 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Common share Purchase Warrants		Common share Purchase Warrants	
Exercise price	$1.95		$1.00		$0.68	
Expiry date	March 8, 2010		April 29, 2011		April 29, 2011	
	#	$	#	$	#	$
Opening balance, April 1, 2009	4,462,521	8,701,915	-	-	-	-
Issued	-	-	2,573,150	2,573,150	348,400	236,912
Closing balance, June 30 , 2009	4,462,521	8,701,915	2,573,150	2,573,150	348,400	236,912
Exercised	-	-	-	-	(92,380)	(62,818)
Closing balance, September 30, 2009	4,462,521	8,701,915	2,573,150	2,573,150	256,020	174,094
Exercised	-	-	(270,875)	(270,875)	(103,880)	(70,638)
Closing balance, December 31, 2009	4,462,521	8,701,915	2,302,275	2,302,275	152,140	103,456
Exercised	-	-	-	-	(4,000)	(2,720)
Closing balance, February 4, 2010	4,462,521	8,701,915	2,302,275	2,302,275	148,140	100,736

The $1.95 common share purchase warrants are subject to earlier expiry in the event that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $2.50. On this occurrence, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In accordance with the accelerated maturity provisions of the $1.00 warrants and the $0.68 warrants, the Company shortened the expiry date of the warrants from April 29, 2011 to January 19, 2010. Effective December 4, 2009, the Company extended the expiry of the $1.00 purchase warrants back to April 29, 2011 and recorded an increase in other equity in the amount of $124,000 representing the incremental value of the warrants at the date of extension, with an offsetting charge recorded directly to the Company's deficit. Subsequent to December 31, 2009, the Company also extended the expiry of the $0.68 purchase warrants to April 29, 2011. These warrants continue to be subject to earlier expiry upon the occurrence of the trigger event that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20.

Stock Options

The following table reflects the activity under the Company's stock option plan for the three and nine months ended December 31, 2009 and to the date of this Management's Discussion and Analysis

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2009	4,542,375	$ 0.96
Granted	100,000	$ 0.76
Expired	(38,406)	$ 0.88
Outstanding June 30, 2009	4,603,969	$ 0.96
Granted	85,000	$ 1.05
Exercised	(351,302)	$ 0.65
Expired	(26,250)	$ 1.38
Outstanding September 30, 2009	4,311,417	$ 0.98

Granted	791,125	$ 1.00
Exercised	(4,500)	$ 0.65
Outstanding December 31, 2009	5,098,042	$ 0.99
Granted	100,000	$ 0.58
Outstanding, February 4, 2010	5,198,042	$ 0.98
Exercisable, February 4, 2010	4,029,836	$ 0.99

DSU Plan

The following table reflects the activity under the Company's DSU plan for the three and nine months ended December 31, 2009 and to the date of this Management's Discussion and Analysis.

	# Units
Outstanding April 1, 2009	346,092
Issued	-
Outstanding December 31, 2009 and February 4, 2010	346,092

Related Party Transactions

In August 2009, the Company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Neil Cashman who is an officer and shareholder of the Company as principal investigator, to fund a ProMIS™ research program to discover novel disease-specific epitopes on misfolded proteins in the amount of $240,000 over a 12 month period.

In August 2009, the Company entered into an assignment agreement with the University of Toronto and Dr. Neil Cashman to acquire certain technology related to its ProMIS™ research program. The Company paid $2,000 for the technology and will pay royalties on the commercial sale of any product candidates developed from the technology.

In December 2009, the company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Neil Cashman as principal investigator, to fund an aggregated misfolded protein research program in the amount of $83,130 over a four month period.

Quarterly Selected Financial Information

The following tables sets out selected financial information for the Company for the preceding eight quarters. The quarterly net losses in the fourth quarter of 2008 and the first quarter of fiscal 2009 reflected higher costs from development of a commercial-grade vCJD assay with associated scale-up and quality system costs, as well as the costs of new development programs for the Alzheimer's disease ante-mortem blood diagnostic test and the ALS therapeutic program initiated in 2007. The decreased net loss in last three quarters of fiscal 2009 and the first three quarters of fiscal 2010 reflects the deferral of vCJD commercialization costs as the Company completes the NIBSC process, and

lower R&D and general and administrative expenditures arising from general cash conservation measures taken by management.

	2010			2009				2008
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue and interest earned	$ 71,381	$ 38,315	$ 41,284	$ 55,915	$ 54,206	$58,525	$75,853	$105,873
Net loss	($1,149,932)	($1,286,905)	($1,170,741)	($1,376,339)	($1,017,663)	($1,147,947)	($1,606,184)	($1,920,439)
Net loss per common share	($0.02)	($0.03)	($0.03)	($0.03)	($0.02)	($0.03)	($0.04)	($0.05)

The Company's year end is March 31.

Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the three month period ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information relating to the Company, including its Annual Information Form, can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

The following information prepared as of November 12, 2009 should be read in conjunction with Amorfix Life Sciences Ltd.'s (Amorfix or the Company) March 31, 2009 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars and the Annual Information Form dated June 10, 2009.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the

lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Readers should review the more detailed discussion of such risk and uncertainties set out in "Risk Factors" in the Corporation's Annual Information Form for the financial year ended March 31, 2009 and "Risks and Uncertainties" in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2009 annual audited financial statements.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as neurodegenerative diseases such as Alzheimer's Disease (AD) and Amyotrophic Lateral Sclerosis (ALS), and cancer.

Amorfix has developed a key expertise in the field of protein misfolding with its ability to identify regions on proteins that are unique in a diseased state and not in a normal healthy state. These unique regions are called Disease Specific Epitopes™ (DSE) and are selected by Amorfix due to their potential to provide for highly specific diagnostic assessments as well as targets for potential therapeutic drug development.

Amorfix is developing diagnostic products with the goal of detecting the presence of AMPs in tissue, blood or other biofluids. Detection of vCJD prions would improve the safety of blood transfusions and thereby avert the unintended human transmission of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases or cancer has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals would enable the protection of the food supply.

Amorfix technologies are also being used to develop antibody and vaccine therapies that target Disease Specific Epitopes (DSE) on disease-relevant proteins as an innovative approach to treat these currently incurable disorders.

Recent scientific publications in the field of neurodegenerative diseases, such as Alzheimer's Disease (AD) and Parkinson's disease, have shown that misfolded proteins can move from cell to cell in the nervous system. This opens the possibility that protein misfolding diseases can be treated, and perhaps cured, by blocking the "propagation" of protein misfolding in the space between cells. Amorfix initially developed its immunotherapeutic approach to amyotrophic lateral sclerosis (ALS) based on the idea that misfolded SOD1 propagates between cells, and can be neutralized by antibodies and thereby stop disease progression. The Company was the first to show antibodies and vaccines to Disease Specific Epitopes (DSE) on misfolded SOD1 could significantly prolong the life of ALS model mice. Building on its growing expertise in this field, the Company has recently expanded its focus to include misfolded proteins in cancer, using

its proprietary ProMIS™ platform to predict protein misfolding and identify novel DSEs to develop targeted therapeutics and companion diagnostics.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of BSE-infected meat, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Four people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is required to protect everyone from a secondary epidemic. Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company believes that with its Epitope Protection (EP) platform technology it has developed the most sensitive and specific assay to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates. The Company's first commercial blood screening product is expected to be the EP-vCJD™ Blood Screening Assay that will detect the presence of AMPs for vCJD in human blood.

Development History

In late 2005, the United Kingdom National vCJD Surveillance Unit and National Institute for Biological Standards and Control (NIBSC) released a series of steps that a blood test for vCJD must pass in order to be accepted. Amorfix entered into this process and from January to June 2006, increased the sensitivity of its vCJD assay using human blood samples spiked with vCJD brain prions. Amorfix and its competitors developed their assays by detecting vCJD brain prions spiked into normal human plasma rather than directly using plasma samples from people who were afflicted by the disease due to the scarcity and unavailability of these patient plasma samples. The culmination of the NIBSC process was to allow developers to gain access to some of these scarce patient plasma samples to validate their tests using clinical samples. In June 2006, Amorfix received a blinded panel from NIBSC of plasma samples containing spiked brain and spleen prions from vCJD patients, and normal controls from blood donors. Amorfix's results on the blinded panel matched internal results and demonstrated leading sensitivity over all companies or academic laboratories that had published results. This significant technical milestone provided independent validation of the Company's research program and provided rationale that an assay for detecting human vCJD prions could be developed.

From July 2006 to June 2007, Amorfix made significant progress in advancing the vCJD prion detection assay towards commercialization. The Company converted the research-based vCJD assay to a commercial 96-well high-throughput platform producing a more sensitive, specific and reproducible assay. A commercial team was hired with in vitro diagnostic device experience, critical vendors were selected and final equipment configurations were established. The Company also established a quality management system and received ISO 13485:2003 certification for its EP-vCJD™ Blood Screening Assay. During this period, the Company made advances in the NIBSC process and applied to access the vCJD patient blood samples. The Company believes that the NIBSC process was subsequently discontinued until it was determined that there would be sufficient human vCJD blood samples available to clinically validate all manufacturers' assays.

In February 2007, the UK National Health Protection Agency (HPA) issued a tender for the supply of 60,000 Research-Use-Only (RUO) tests for blood screening for vCJD prions as part of the UK's effort to understand the prevalence of vCJD in the UK blood donor population. Amorfix applied and qualified to be a potential supplier of products to the UK government. By June 1, 2007 Amorfix had produced sufficient RUO kits to test 60,000 UK blood samples. Amorfix believes that many of its competitors were unable to rapidly meet the requirements of the tender to produce 60,000 tests by June 2007 and subsequently ceased working on development of their vCJD blood screening assays. Ultimately, the UK HPA did not proceed with this tender.

In February 2008, Amorfix reported the results of a second blinded panel of normal human blood samples spiked with human vCJD brain and spleen prions at different dilutions, and normal human controls provided by NIBSC. Amorfix demonstrated a 10-fold improved sensitivity and improved reproducibility with its commercial high-throughput assay on this 2008 blinded panel compared to its research grade assay blinded panel results from a year earlier.

In July 2007, the Company began adapting its human vCJD blood screening assay into a blood screening test for sheep scrapie to support the clinical validation of the human vCJD assay. In October 2007, the Company announced the completion of an independent blinded panel of sheep blood where the Amorfix sheep scrapie assay (EP-TSE™) was able to detect prion disease in symptomatic sheep. In April 2008, the sheep scrapie blood screening assay was successful at detecting prion disease in presymptomatic scrapie sheep.

In February 2008, the Oversight Committee of NIBSC established a new process to verify the performance of an acceptable blood test for vCJD. Amorfix received and accepted an invitation to further qualify our EP-vCJD™ Blood Screening Assay using British blood samples. NIBSC set out three steps: the first would involve the completion of a blinded panel that contains blood plasma from symptomatic diseased and normal sheep; the second step will be a large panel of normal human blood samples to assess the assay's specificity; and the third step will be a blinded panel that contains among other samples, blood from people who had contracted vCJD. In the first quarter of fiscal 2009, the Company completed a sheep scrapie blinded panel and submitted the results to NIBSC for assessment.

In the second quarter of fiscal 2009, the Company received and accepted an invitation from the British government to further qualify the specificity of its EP-vCJD™ Blood Screening Assay using UK blood donor samples to be supplied by the National Blood Service. The Company completed a blinded study of 1,000 normal and spiked fresh human plasma samples at the Prion Laboratory of NIBSC. On October 8, 2008, the Company announced the results of the study demonstrating 100% sensitivity for all spiked samples. The specificity for all samples was 99.3% on initial testing and 100% on repeat reactive testing.

NIBSC asked the Company to continue testing samples to verify the results and to determine if frozen samples can similarly be used, as all vCJD patient samples are frozen. In the third quarter of fiscal 2009, the Company completed the testing of 500 frozen blinded human plasma samples provided by NIBSC which included some samples spiked with vCJD brain prions. The EP-vCJD™ test successfully detected all (100% sensitivity) of the spiked samples down to a 1 in 100,000 dilution of 10% brain homogenate (1/1,000,000 dilution of vCJD brain).

In April 2009, the Company announced that it was advised that it is required to test additional prion-infected animal samples, supplied by NIBSC, prior to being granted access to the human vCJD blood samples.

In December 2008, the UK Spongiform Encephalopathy Advisory Committee (SEAC) announced the first clinical case of vCJD in a patient with an MV genotype (all previous vCJD clinical cases were MM genotype) and suggested that 50 to 250 further cases might arise in the UK. This was consistent with an editorial in a leading medical journal, Lancet Neurology, suggesting "waves" of vCJD cases could be expected. This first MV case of vCJD now shows people with MV genotypes are not resistant to vCJD, but may incubate the disease for a longer time before developing neurological symptoms.

In January 2009, the Company announced that it has initiated large-scale testing of French blood donors to demonstrate the feasibility of routine testing of blood donations for vCJD. The first 20,000 blood samples were completed by June 30, 2009 and were collected using standard procedures from routine blood donors, and anonymously tested for vCJD by staff at the EFS-Alsace Blood Transfusion Centre in Strasbourg, France. Six blood samples were repeat positive, consistent with a specificity of 99.94%, assuming the six samples were in fact negative and falsely scored positive. This specificity for the 1st-generation Amorfix test is equivalent to the specificity achieved by the current 3rd-generation blood screening tests for HIV antibodies currently in use worldwide in blood transfusion centres to assure the safety of blood. The European Union's In Vitro Diagnostics Technical Group has recommended testing a minimum of 5,000 samples to verify specificity of at least 99.5% for a vCJD blood test. The complete Strasbourg study was presented in July 2009 at le Congrès 2009 de la Société Française de Transfusion Sanguine.

On October 29, 2009 the Company announced it has achieved 100% specificity (no reproducible false positive results) upon testing 19,000 blood donations for variant Creutzfeldt-Jakob Disease ("vCJD") with the EP-vCJD™ Blood Screening Assay at l'Etablissement Français du Sang de Pyrénées Méditerrannée ("EFS-PM") in Montpellier, France. The study in Montpellier included testing of fresh blood within 24

hours of collection and processing of the plasma with an automated sample handling system. This is the same process that would be used in routine blood testing. These results should give governments confidence that very few blood donors will be falsely identified as potentially having vCJD during routine blood screening. Using the settings for maximum sensitivity of 1:1,000,000 dilution of vCJD brain, as verified by testing at the NIBSC in the UK, the test in EFS-PM was 100% specific. Including these 19,000 blood samples collected and tested at EFS-PM, a total of 39,000 blood donations have now been tested at two blood transfusion centers in France. 99.90% specificity was previously reported for 20,000 samples tested at EFS-Alsace in Strasbourg. In both blood transfusion centers using two lots of kits, the EP-vCJD™ test performed better than the 99.85% specificity required by the UK Blood Transfusion Service.

On October 27, 2009, the Company announced the detection of prions in blood from non-human primates that were orally-infected with BSE and developed a primate version of vCJD. These results are promising although from a small number of tested samples due to the limited number of these very rare primate samples that Amorfix could access. The Company made minor modifications to its EP-vCJD™ blood screening assay in order to test the primate samples. Amorfix now expects to be given access to test human vCJD plasma samples with its EP-vCJD™ assay.

The Company believes that its test continues to demonstrate readiness for use by high-risk nations to conduct prevalence studies to assess the safety of their blood supply.

The Company's vCJD assay development program is currently focused on continuing the France feasibility study, completion of the steps set out by the NIBSC expert committee and preparing for a potential order under the framework tender prior to completing the remaining activities to scale up and commercialize the test. The Company is not in control of the timing of any future testing in the UK, and significant process delays have previously occurred with UK government agencies. There can be no certainty that Amorfix will be successful at completing the NIBSC process or commercializing its assay on its expected timelines or at all.

On March 18, 2009, the UK National Health Service published a framework tender under which, when awarded, the NHS may request the supply of blood test kits for a 10,000 sample assessment panel, a 50,000 sample prevalence study, and unlimited kits for routine testing. On July 17, 2009 the contract award was published on the European Tenders Electronic Daily website indicating that Amorfix and one competitor were successful.

The initial markets sought by the Amorfix vCJD technology for diagnostic use are in Europe due to the higher prevalence of BSE positive cattle and the resultant higher prevalence of people who have died from vCJD. The blood transfusion market in Europe is estimated to be 20 million donations per year with half of this in the three largest countries of United Kingdom, France and Germany combined.

A blood screening test for vCJD is currently not regulated, however, a process was established in late 2007 under the direction of the European Commission's IVD Technical Group to establish regulatory guidelines and a Common Technical Specification (CTS) for such tests. Amorfix joined the European Diagnostic Manufacturers Association (EDMA) in order to participate directly in the process for

writing regulation for vCJD blood screening assays. A CTS would establish minimum standards for sensitivity and specificity that a vCJD blood screening assay must achieve to receive a CE mark registration. A CE mark registration would allow the product to be marketed and sold in Europe, subject to individual member state regulations.

In May 2009, the Company announced that the process to define a CE mark for a blood screening test for vCJD reached a major milestone. The European Union's vCJD Experts Working Group met April 27, 2009 and completed the draft Common Technical Specifications (CTS) and guideline. These draft documents outline the requirements for CE marking of IVDs for vCJD and have been adopted by the IVD Technical Group. The next step is for adoption by the Medical Devices Experts Group in December 2009.

Early Diagnosis and Treatment

Alzheimer's disease (AD), ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently approximately 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. A sensitive and specific diagnostic blood test could allow earlier treatment for AD patients and would lead to the development of better therapies as patients could be accurately screened into clinical drug trials. It is not known whether aggregated proteins from these diseases are present in blood as there is no test currently that could detect them. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are an estimated 1.6 million people in North America with Parkinson's disease and an estimated 33,000 people with ALS. The Company has the potential to develop diagnostics and therapeutics for each of these neurodegenerative diseases.

<u>Development History</u>

In January 2006, the Ontario Genomics Institute (OGI) committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and invested a further $50,000 in September 2006 when Amorfix established the proof of concept of its Epitope Protection technology using Abeta aggregates, the protein known to misfold and aggregate in Alzheimer's disease. This achievement was validated by an expert scientific panel convened by OGI that reviewed the Amorfix data.

On the strength of this data and the development plan, Amorfix was awarded an Industrial Research Assistance Program (IRAP) grant from the Government of Canada in December 2006. Amorfix received $265,912 of support over the two year term of the grant under this IRAP program.

From December 2006 to March 2008, the Company initiated and progressed its AD diagnostic assay development by screening and selecting monoclonal antibodies,

establishing a sample preparation protocol to enrich for the Abeta proteins, assessing several different assay formats and optimizing the assay conditions. The Company developed the assay using synthetic Abeta protein and subsequently demonstrated the ability of the assay to detect Abeta aggregates from AD brain spiked into normal plasma.

In June 2008, the AD test achieved its target sensitivity in being able to detect aggregated Abeta protein of 1 in 1,000,000 dilution of a 10% AD brain homogenate in a plasma sample. At this level of sensitivity, the Amorfix test has not been able to detect aggregated Abeta in human blood plasma or cerebral spinal fluid samples. The Company has discontinued further research on the human AD blood test at this time.

The Company is assessing other potential commercial applications for this very sensitive aggregated Abeta protein assay and has identified a potential market to assay the brain tissue of human transgenic AD mice to assist in the assessment of drug efficacy in these models. The Company's A^4 assay can detect Abeta amyloid in human and animal brain tissue and has been shown to detect amyloid build up in animals much earlier than conventional methods. The Company believes that the A^4 test will accelerate the development and evaluation of new treatments for AD.

On July 25, 2009, the Company presented validation results for the A^4 assay at the International Congress on AD. In October 2009, the Company promoted its A^4 assay service at the Society for Neuroscience meeting in Chicago, Illinois. The Company is seeking collaborations and offering the A^4 test as a service to drug discovery companies and academic researchers working to discover new treatments for AD.

Development of New Diagnostic Tests

The Company believes that its expertise in the development of highly sensitive and specific diagnostic tests can be applied to the benefit of other potential biomarkers. Subsequent to year end, the Company announced a collaboration with BioMosaics Inc, a privately-held cancer biomarker development company, to develop and commercialize a blood-based assay for the early detection of hepatocellular carcinoma (HCC) or primary liver cancer. The Company will develop an assay incorporating the existing technology for the blood test licensed to BioMosaics, plus new material from the Sunnybrook Research Institute needed to improve the test. The Company will receive royalties on commercial product sales, and an option to manufacture the assay kits and reagents for global distribution. BioMosaics is responsible for product commercialization.

HCC is the fifth most common cancer in the world, with approximately 600,000 new cases every year. It is the third most common cause of cancer-related death. Early detection could significantly improve treatment outcomes.

Protecting the Food Supply

The first case of BSE in cattle emerged in the United Kingdom 17 years ago and there has been a concern about the food supply ever since. The disease has spread to 21 countries and may have crossed over to other species such as sheep and goats. Post-

mortem testing of brain tissue has been the only way to accurately detect any of the TSE diseases. The Company believes its Epitope Protection (EP) technology can be used to develop assays for the ante-mortem testing of animals with TSE diseases and remove them from the food chain. The Company has applied its EP technology and developed an assay to detect sheep scrapie. During 2008, Amorfix adapted its vCJD blood screening assay to detect endogenous prions in symptomatic sheep and in the first quarter of fiscal 2009 detected endogenous prions in presymptomatic sheep. Current ante-mortem testing methods for sheep scrapie are not commercializable at scale and may not be accurate enough for broad application where a simple blood test could be adopted quickly and easily.

Scrapie-infected lambs as early as 17 months of age were detected by the Amorfix EP-TSE™ test. Sheep normally show symptoms of scrapie at 3 to 5 years of age. Detection of infected sheep 2 to 3 years prior to symptoms would allow effective removal of infected animals before they have the ability to infect other sheep in the flock. There are over 2,450 sheep ranchers in the United States who have joined the voluntary Scrapie Flock Certification Program which began in 1992 after attempts to eradicate scrapie starting in 1952 were unsuccessful. To date, approximately 500 flocks have been certified as it requires 5 years of continuous monitoring and verification of absence of disease. Similar eradication programs are ongoing in Europe with significant subsidies by the European Commission to eradicate scrapie through genetic testing and culling of susceptible sheep. Current European post-mortem testing of scrapie is labour-intensive as it requires extensive brain tissue preparation. A simple blood test could be used for surveillance as well as eradication and would lead to the identification of animals earlier.

The Company's analysis of the market opportunity for a scrapie test suggests scrapie must be recognized as a public health issue before it would be widely used to eliminate scrapie-infected sheep. Accordingly, the Company has focused its resources on projects with greater market potential at this time and will consider further development with a partner or at a time that scrapie becomes a human health concern.

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the central nervous system of ALS patients is called superoxide dismutase-1 (SOD1).

Amorfix's technology targets misfolded SOD1 through two approaches: a passive infusion of manufactured monoclonal antibodies and an active immunization approach designed to elicit the production of similar antibodies by the patient's own body. Amorfix's technology is based on the premise that the misfolding and aggregation of SOD1 is a principal agent in the death of neurons that occurs in brain-wasting diseases.

Amorfix believes that if misfolded SOD1 can be specifically recognized and its toxic activity neutralized by antibodies, brain-wasting diseases could be effectively treated.

Development History

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. A research plan was established to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS and potential development partners were contacted.

In August 2006, the Company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against ALS. Over the following 28 months, Biogen contributed US$750,000 (Cdn$860,207) in funding support for the ALS program through subscriptions for 1,243,433 common shares of the Company in an initial investment and three additional investment transactions made on the achievement of predefined research milestones by Amorfix.

In July 2007, the Company achieved the first research milestone, the development of disease-specific antibodies to misfolded SOD1. In October 2008, the Company achieved the second research milestone; the DSE monoclonal antibody treatments demonstrated statistically significant improvement in survival over controls in a mouse model of ALS. In December 2008, the Company announced the achievement of the third research milestone with the completion of the final study report. In February 2009, Biogen allowed its option to license the SOD1 technologies for use in the treatment of ALS to lapse. The Company is seeking to partner with a biopharmaceutical company to humanize the antibodies and initiate clinical trials. As vaccines have different development timelines and require special expertise compared to the antibodies, Amorfix is seeking other partners to develop the vaccines.

In November 2007, Amorfix announced the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's Disease (AD). This breakthrough result suggests that SOD1 is a common link between the two brain-wasting diseases, Alzheimer's and ALS. SOD1 has a "Jekyll-and-Hyde" nature as it normally plays an important protective role in detoxifying free radicals in the body, but when misfolded can create lethal oxidative free radicals.

In July 2008, the Company announced a research collaboration to develop Alzheimer's treatments based upon the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's disease. The research program includes preclinical efficacy studies for both antibody treatments and vaccines and is being conducted in Dr. Cashman's laboratory at the Brain Research Center at the University of British Columbia in collaboration with Amorfix scientists, and is supported by a $227,500 grant from the Canadian Institutes for Health Research (CIHR). The Company has funded

approximately three-quarters of its $540,000 cash and in-kind contribution commitment to the program to date and will fund the balance over the next 6 months.

Amorfix's technology related to the role of SOD1 in ALS and Alzheimer's is covered by patent applications including one recently published entitled, "Methods and Compositions to treat and Detect Misfolded-SOD1 Mediated Diseases". The patent applications relate to the methods and two compositions for treating and detecting conditions, disease and disorders mediated by non-native SOD1. In December 2008, Amorfix received its first issued patent from the U.S. Patent and Trademark Office titled "ALS-Specific Peptide Composition". This patent covers one of the key disease specific epitopes in the SOD1 "Jekyll and Hyde" protein which Amorfix has shown is exposed when it misfolds and becomes toxic for nerve cells. Amorfix DSE™ antibodies bind to this region and we believe neutralize the toxic effects of SOD1 giving the longevity extension Amorfix has previously reported in animal models of ALS.

New Misfolded Protein Diagnostics and Therapeutics

The Company has expanded its research program to identify novel disease-specific epitopes on misfolded proteins. The Company licensed the exclusive rights to the ProMIS™ target identification technology from the University of British Columbia, to predict novel disease specific epitopes on the molecular surface of misfolded proteins. ProMIS™ is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known and predicts how the protein will misfold. There are 57,000 such protein structures currently available in public databases. ProMIS ™ has already been used to identify potential DSE's on three known target proteins likely to be misfolded in cancer and the development of novel immunotherapeutics and companion diagnostics for these diseases has begun.

Amorfix plans to target proteins which may be misfolded in diseases where cells are under stress and more likely to produce misfolded proteins like cancer. Once a protein has been identified, antibodies and vaccines can be developed and assessed for therapeutic and diagnostic use. The Company is establishing strategic alliances to expand its capabilities to develop immunotherapeutics to numerous proteins and is also exploring partnerships with other companies to accelerate the development and expand its program to other proteins of interest.

Antibodies

In October 2009, the Company announced that it has signed an agreement with Cedarlane Laboratories Limited, a leading supplier of antibodies and other research reagents, for the sale and distribution of certain Amorfix antibodies and reagents for research purposes only.

Results of Operations

Since inception, the Company has incurred losses while advancing the research and development of its diagnostic and therapeutic technologies. Net loss for the three months ended September 30, 2009 was $1,286,905 compared to a loss of $1,147,947 for the three months ended September 30, 2008. For the six months ended September 30, 2009, the

net loss was $2,457,646 compared to $2,754,131 in the comparable period. The increase in net loss in the three months ended September 30, 2009 resulted mainly from expenditures on the Company's AD therapeutic program and its research program to identify novel disease-specific epitopes on misfolded proteins (ProMIS™), neither of which were active in the first half of fiscal 2008, partially offset by lower expenses related to the vCJD program and the completion of the ALS therapeutic program preclinical studies in December 2008. The reduced net loss in the six months ended September 30, 2009 resulted mainly from deferring commercialization efforts related to the vCJD program until the NIBSC process is complete, the completion of the ALS therapeutic program preclinical studies in December 2008 and due to reduced operating expenses to conserve cash, partially offset by an increase in expenditures on its AD therapeutic and ProMIS™ programs.

For the three months ended September 30, 2009, interest revenue was $38,315 compared to $58,525 for the three months ended September 30, 2008 and for the six months ended September 30, 2009, interest revenue was $79,599 compared to $134,378 in the prior year period. The decrease was due mostly to lower market interest rates on investment and cash holdings in the current periods than in the comparable periods.

Research and development expenditures for the three months ended September 30, 2009 were $979,045 compared to $890,514 for the three months ended September 30, 2008. Salaries and personnel-related expenses decreased by $64,683 to $588,239 for the three months ended September 30, 2009 due mainly to staffing reductions due to the completion of the preclinical ALS therapeutics program in December 2008. Research and development program expenses (which includes all direct and indirect research and development costs other than personnel costs) increased by $125,735 to $487,680 in the three months ended September 30, 2009 due mainly to the expenditures related to its ProMIS™ and AD therapeutic programs offset by lower vCJD and ALS therapeutic program expenses. Salary and program costs were partially offset by investment tax credits and federal and provincial grants recorded for the three months ended September 30, 2009 of $96,874 compared to $124,353 for the three months ended September 30, 2008.

Research and development expenditures for the six months ended September 30, 3009 were $1,859,233 compared to $2,257,681 in the comparable period. Salaries and personnel-related expenses decreased by $333,717 to $1,223,395 for the six months ended September 30, 2009 due to staffing reductions made in June 2008 related to the deferral of commercialization work for vCJD until the UK NIBSC process is completed, staffing reductions in the ALS therapeutics program made in December 2008, and other cash conservation initiatives initiated in June 2008. Research and development program expenses decreased by $158,150 to $794,696 in the six months ended September 30, 2009 due mainly to lower vCJD program expenses and lower program expenses for the ALS therapeutic program offset by increased expenditures related to its AD therapeutic and ProMIS™ programs. Salary and program costs were partially offset by investment tax credits and federal and provincial grants recorded for the six months ended September 30, 2009 of $158,858 compared to $252,277 in the comparable period.

General and administration costs for the three months ended September 30, 2009 were $306,759 compared to $253,814 in the comparable prior year period and for the six months ended September 30, 2009 were $597,567 compared to $517,438 in the comparable period last year. The increase for the three and six months ended September 30, 2009 resulted mainly from higher stock-based compensation and investor relations expenses.

Amortization expense for the three months ended September 30, 2009 was $39,416 compared to $62,144 for the three months ended September 30, 2008 and for the six months ended September 30, 2009 was $80,445 compared to $113,390 in the comparable period. The decrease in amortization expense is due mainly to lower property and equipment purchases in the current year.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agents' compensation warrants and options and stock options. The Company's objectives, when managing capital, are to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the Company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. The Company does not hold any asset-backed commercial paper and its cash and cash equivalents are not subject to any external restrictions. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

On April 29, 2009, the Company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry after the four month hold period expires, in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the Company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The Company incurred a loss of $2,457,646 for the six months ended September 30, 2009 and has a deficit of $21,218,532 as at September 30, 2009. These circumstances may cast significant doubt as to the ability of the Company to continue as a going concern. While the Company projects that its current working capital of $5,925,271 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The Company is currently exploring various alternatives to generate positive cash flow including product out-licensing, contracts for blood screening testing for vCJD prevalence studies, and other non-dilutive sources of funding; however there is no assurance that these initiatives will be successful.

The Company measures cash burn as the net cash used in operations which totaled $1,065,586 for the three months ended September 30, 2009 and is comparable to $1,036,042 for the three months ended September 30, 2008. The cash burn for the six months ended September 30, 2009 was $1,926,850 compared to $2,718,488 for the six months ended September 30, 2008. The decreased cash burn in the six month period ended September 30, 2009 was due primarily to lower research and development and operating costs than in the comparable period and due to a higher amount of accounts payable that was paid out in the six months ended September 30, 2008.

During the three and six months ended September 30, 2009, the Company purchased $1,853 and $5,053, respectively, of property and equipment compared to $22,001 and $110,939 in the comparable periods last year. Property and equipment is used primarily for research and development purposes.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic or therapeutic research and development programs, preclinical studies or clinical testing; the ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or commercialization activities, if any.

Financial Instruments

Financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. The Company's cash and cash equivalents and marketable securities are used to fund research activities and

administrative overhead. Investment decisions are made in accordance with an investment policy that establishes guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

The Company manages its exposure to credit loss and liquidity risk by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The Company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The Company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. The Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and marketable securities and to foreign exchange risk on its holdings of US dollar denominated cash and cash equivalents and marketable securities. The Company manages its interest rate risk by holding its investments to maturity, where possible. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents and marketable securities denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at September 30, 2009 the Company held US dollar denominated cash and cash equivalents and marketable securities in the amount of US$272,368.

The Company earns interest revenue from its cash, cash equivalents and marketable securities. For the three months and six months ended September 30, 2009 the Company recorded interest revenue of $38,315 and $58,525, respectively, as compared with $79,599 and $134,378 earned in the three and six months ended September 30 2008, respectively. The Company considers all cash and cash equivalents as held-for-trading. As at September 30, 2009, cash and cash equivalents consisted of cash on deposit and short-term debt instruments. The Company's marketable securities are all considered as available-for-sale and are carried at fair value with unrealized gains and losses included in other comprehensive income (OCI) until realized, when the cumulative gain or loss is recorded in the statement of operations. For the three months September 30, 2009 the Company recorded a $4,701 unrealized gain on marketable securities and for the six months ended September 30, 2009 the Company recorded an unrealized loss on marketable securities of $561.

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes and similar barrier option pricing models to value common share purchase warrants and stock options issued by the Company. These pricing models require the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected life of the warrant or option, a relevant risk-free interest rate and the Company's future dividend

policy. Changes in the assumptions used can have a significant impact on the values determined. Management has selected these variables and applied the valuation models on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these future income tax assets.

Accounting Changes and New Pronouncements

Effective April 1, 2009 the Company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the Company's financial statements.

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures*, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The Company is currently analyzing the impact of the amendments on its financial statements.

In August 2009, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. The amendments change the categories into which a debt instrument is required or permitted to be classified and change the impairment models for held-to-maturity and available-for-sale financial assets. These amendments are required to be applied to the Company's March 31, 2010 annual financial statements.

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending June 30, 2011. The Company's plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its financial statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at September 30, 2009 and to the date of this Management's Discussion and Analysis is presented below:

	# Shares
Outstanding April 1, 2009	42,541,181
Issued	5,146,300
Outstanding June 30, 2009	47,687,481
Issued on exercise of stock options	351,302
Issued on exercise of warrants	92,380
Outstanding, September 30, 2009	48,131,163
Issued on exercise of stock options	4,500
Issued on exercise of warrants	272,375
Outstanding November 12 , 2009	48,408,038

Warrants

The following tables reflect the activity of the warrants for the three and six months ended September 30, 2009 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Common share Purchase Warrants		Common share Purchase Warrants	
Exercise price	$1.95		$1.00		$0.68	
Expiry date	March 8, 2010		April 29, 2011		April 29, 2011	
	#	$	#	$	#	$
Opening balance, April 1, 2009	4,462,521	8,701,915	-	-	-	-
Issued	-	-	2,573,150	2,573,150	348,400	236,912
Closing balance, June 30 , 2009	4,462,521	8,701,915	2,573,150	2,573,150	348,400	236,912
Exercised	-	-	-	-	(92,380)	(62,818)
Closing balance, September 30, 2009	4,462,521	8,701,915	2,573,150	2,573,150	256,020	174,094
Exercised	-	-	(238,375)	(238,375)	(34,000)	(23,120)
Closing balance, November 12, 2009	4,462,521	8,701,915	2,334,775	2,334,775	222,020	150,974

The $1.95 common share purchase warrants are subject to earlier expiry in the event that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $2.50. On this occurrence, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In accordance with the accelerated maturity provisions of the $1.00 warrants and the $0.68 warrants, the Company has announced that it will shorten the expiry date of the warrants from April 29, 2011 to January 19, 2010. Any warrants not exercised prior to the accelerated expiry date will expire without any further action being taken.

Stock Options

The following table reflects the activity under the Company's stock option plan for the three and six months ended September 30, 2009 and to the date of this Management's Discussion and Analysis

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2009	4,542,375	$ 0.96
Granted	100,000	$ 0.76
Expired	(38,406)	$ 0.88
Outstanding June 30, 2009	4,603,969	$ 0.96
Granted	85,000	$ 1.05
Exercised	(351,302)	$ 0.65
Expired	(26,250)	$ 1.38
Outstanding September 30, 2009	4,311,417	$ 0.98
Exercised	(4,500)	$ 0.65
Outstanding November 12, 2009	4,306,917	$ 0.98
Exercisable November 12, 2009	3,661,003	$ 0.99

DSU Plan

The following table reflects the activity under the Company's DSU plan for the three and six months ended September 30, 2009 and to the date of this Management's Discussion and Analysis.

	# Units
Outstanding April 1, 2009	346,092
Issued	-
Outstanding June 30, September 30, and November 12, 2009	346,092

<u>Related Party Transactions</u>

In August 2009, the Company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Neil Cashman who is an officer and shareholder of the Company as principal investigator, to fund a ProMIS^{TM} research program to discover novel disease-specific epitopes on misfolded proteins in the amount of $240,000 over a 12 month period.

In August 2009, the Company entered into an assignment agreement with the University of Toronto and Dr. Neil Cashman to acquire certain technology related to its ProMIS™ research program. The Company paid $2,000 for the technology and will pay royalties on the commercial sale of any product candidates developed from the technology.

Quarterly Selected Financial Information

The following tables sets out selected financial information for the Company for the preceding eight quarters. The quarterly net losses from the third quarter of 2008 through the first quarter of fiscal 2009 reflected higher costs from development of a commercial-grade vCJD assay with associated scale-up and quality system costs, as well as the costs of new development programs for the Alzheimer's disease ante-mortem blood diagnostic test and the ALS therapeutic program initiated in 2007. The decreased net loss in fiscal 2009 and the first two quarters of fiscal 2010 reflects the deferral of vCJD commercialization costs as the Company completes the NIBSC process, and lower R&D and general and administrative expenditures arising from general cash conservation measures taken by management that do not affect the timing of key Company milestones.

	2010		2009				2008	
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Interest earned	$ 38,315	$ 41,284	$ 55,915	$ 54,206	$58,525	$75,853	$105,873	$111,820
Net loss	($1,286,905)	($1,170,741)	($1,376,339)	($1,017,663)	($1,147,947)	($1,606,184)	($1,920,439)	($1,477,264)
Net loss per common share	($0.03)	($0.03)	($0.03)	($0.02)	($0.03)	($0.04)	($0.05)	($0.04)

The Company's year end is March 31.

Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the three month period ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information relating to the Company, including its Annual Information Form, can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008

The following information prepared as of August 12, 2009 should be read in conjunction with Amorfix Life Sciences Ltd.'s (Amorfix or the Company) March 31, 2009 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars and the Annual Information Form dated June 10, 2009.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the

lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Readers should review the more detailed discussion of such risk and uncertainties set out in "Risk Factors" in the Corporation's Annual Information Form for the financial year ended March 31, 2009 and "Risks and Uncertainties" in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2009 annual audited financial statements.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as neurodegenerative diseases such as Alzheimer's Disease (AD) and Amyotrophic Lateral Sclerosis (ALS), and cancer.

Amorfix has developed a key expertise in the field of protein misfolding with its ability to identify regions on proteins that are unique in a diseased state and not in a normal healthy state. These unique regions are called Disease Specific Epitopes™ (DSE) and are selected by Amorfix due to their potential to provide for highly specific diagnostic assessments as well as targets for potential therapeutic drug development.

Amorfix is developing diagnostic products with the goal of detecting the presence of AMPs in tissue, blood or other biofluids. Detection of vCJD prions would improve the safety of blood transfusions and thereby avert the unintended human transmission of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases or cancer has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals would enable the protection of the food supply.

Amorfix technologies are also being used to develop antibody and vaccine therapies that target Disease Specific Epitopes (DSE) on disease-relevant proteins as an innovative approach to treat these currently incurable disorders.

Recent scientific publications in the field of neurodegenerative diseases, such as Alzheimer's Disease (AD) and Parkinson's disease, have shown that misfolded proteins can move from cell to cell in the nervous system. This opens the possibility that protein misfolding diseases can be treated, and perhaps cured, by blocking the "propagation" of protein misfolding in the space between cells . Amorfix initially developed its immunotherapeutic approach to amyotrophic lateral sclerosis (ALS) based on the idea that misfolded SOD1 propagates between cells, and can be neutralized by antibodies and thereby stop disease progression. The Company was the first to show antibodies and vaccines to Disease Specific Epitopes (DSE) on misfolded SOD1 could significantly prolong the life of ALS model mice. Building on its growing expertise in this field, the Company has recently expanded its focus to include misfolded proteins in cancer, using

its proprietary ProMIS™ platform to predict protein misfolding and identify novel DSEs to develop targeted therapeutics and companion diagnostics.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of BSE-infected meat, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Four people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is required to protect everyone from a secondary epidemic. Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company believes that with its Epitope Protection (EP) platform technology it has developed the most sensitive and specific assay to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates. The Company's first commercial product is expected to be a blood diagnostic test (EP-vCJD™ Blood Screening Assay) that will detect the presence of AMPs for vCJD in human blood.

Development History

In late 2005, the United Kingdom National vCJD Surveillance Unit and National Institute for Biological Standards and Control (NIBSC) released a series of steps that a blood test for vCJD must pass in order to be accepted. Amorfix entered into this process and from January to June 2006, increased the sensitivity of its vCJD assay using human blood samples spiked with vCJD brain prions. Amorfix and its competitors developed their assays by detecting vCJD brain prions spiked into normal human plasma rather than directly using plasma samples from people who were afflicted by the disease due to the scarcity and unavailability of these patient plasma samples. The culmination of the NIBSC process was to allow developers to gain access to some of these scarce patient plasma samples to validate their tests using clinical samples. In June 2006, Amorfix received a blinded panel from NIBSC of plasma samples containing spiked brain and spleen prions from vCJD patients, and normal controls from blood donors. Amorfix's results on the blinded panel matched internal results and demonstrated leading sensitivity over all companies or academic laboratories that had published results. This significant technical milestone provided independent validation of the Company's research program and provided rationale that an assay for detecting human vCJD prions could be developed.

From July 2006 to June 2007, Amorfix made significant progress in advancing the vCJD prion detection assay towards commercialization. The Company converted the research-based vCJD assay to a commercial 96-well high-throughput platform producing a more sensitive, specific and reproducible assay. A commercial team was hired with in vitro diagnostic device experience, critical vendors were selected and final equipment configurations were established. The Company also established a quality management system and received ISO 13485:2003 certification for its EP-vCJD™ Blood Screening Assay. During this period, the Company made advances in the NIBSC process and applied to access the vCJD patient blood samples. The Company believes that the NIBSC process was subsequently discontinued until it was determined that there would be sufficient human vCJD blood samples available to clinically validate all manufacturers' assays.

In February 2007, the UK National Health Protection Agency (HPA) issued a tender for the supply of 60,000 Research-Use-Only (RUO) tests for blood screening for vCJD prions as part of the UK's effort to understand the prevalence of vCJD in the UK blood donor population. Amorfix applied and qualified to be a potential supplier of products to the UK government. By June 1, 2007 Amorfix had produced sufficient RUO kits to test 60,000 UK blood samples. Amorfix believes that many of its competitors were unable to rapidly meet the requirements of the tender to produce 60,000 tests by June 2007 and subsequently ceased working on development of their vCJD blood screening assays. Ultimately, the UK HPA did not proceed with this tender.

In February 2008, Amorfix reported the results of a second blinded panel of normal human blood samples spiked with human vCJD brain and spleen prions at different dilutions, and normal human controls provided by NIBSC. Amorfix demonstrated a 10-fold improved sensitivity and improved reproducibility with its commercial high-throughput assay on this 2008 blinded panel compared to its research grade assay blinded panel results from a year earlier.

In July 2007, the Company began adapting its human vCJD blood screening assay into a blood screening test for sheep scrapie to support the clinical validation of the human vCJD assay. In October 2007, the Company announced the completion of an independent blinded panel of sheep blood where the Amorfix sheep scrapie assay (EP-TSE™) was able to detect prion disease in symptomatic sheep. In April 2008, the sheep scrapie blood screening assay was successful at detecting prion disease in presymptomatic scrapie sheep.

In February 2008, the Oversight Committee of NIBSC established a new process to verify the performance of an acceptable blood test for vCJD. Amorfix received and accepted an invitation to further qualify our EP-vCJD™ Blood Screening Assay using British blood samples. NIBSC set out three steps: the first will involve the completion of a blinded panel that contains blood plasma from symptomatic diseased and normal sheep; the second step will be a large panel of normal human blood samples to assess the assay's specificity; and the third step will be a blinded panel that contains among other samples, blood from people who had contracted vCJD. In the first quarter of fiscal 2009, the Company completed a sheep scrapie blinded panel and submitted the results to NIBSC for assessment.

In the second quarter of fiscal 2009, the Company received and accepted an invitation from the British government to further qualify the specificity of its EP-vCJD™ Blood Screening Assay using UK blood donor samples to be supplied by the National Blood Service. The Company completed a blinded study of 1,000 normal and spiked fresh human plasma samples at the Prion Laboratory of NIBSC. On October 8, 2008, the Company announced the results of the study demonstrating 100% sensitivity for all spiked samples. The specificity for all samples was 99.3% on initial testing and 100% on repeat reactive testing. The UK authorities have put forward to the European Community 99.9% specificity as an acceptable performance for a vCJD test on blood donor samples. The Company believes that these first results suggest that it can meet or exceed this requirement.

NIBSC asked the Company to continue testing samples to verify the results and to determine if frozen samples can similarly be used, as all vCJD patient samples are frozen. In the third quarter of fiscal 2009, the Company completed the testing of 500 frozen blinded human plasma samples provided by NIBSC which included some samples spiked with vCJD brain prions. The EP-vCJD™ test successfully detected all (100% sensitivity) of the spiked samples down to a 1 in 100,000 dilution of 10% brain homogenate (1/1,000,000 dilution of vCJD brain).

In April 2009, the Company announced that it was advised that it is required to test additional prion-infected animal samples, supplied by NIBSC, prior to being granted access to the human vCJD blood samples.

In December 2008, the UK Spongiform Encephalopathy Advisory Committee (SEAC) announced the first clinical case of vCJD in a patient with an MV genotype (all previous vCJD clinical cases were MM genotype) and suggested that 50 to 250 further cases might arise in the UK. This is consistent with a recent editorial in a leading medical journal, Lancet Neurology, suggesting "waves" of vCJD cases could be expected. This first MV case of vCJD now shows people with MV genotypes are not resistant to vCJD, but may incubate the disease for a longer time before developing neurological symptoms.

In January 2009, the Company announced that it has initiated large-scale testing of French blood donors to demonstrate the feasibility of routine testing of blood donations for vCJD. The 10,000 blood samples were collected using standard procedures from routine blood donors, and anonymously tested for vCJD by staff at the EFS-Alsace Blood Transfusion Centre in Strasbourg, France. Six blood samples were repeat positive, consistent with a specificity of 99.94%, assuming the six samples were in fact negative and falsely scored positive. This specificity for the 1st-generation Amorfix test is equivalent to the specificity achieved by the current 3rd-generation blood screening tests for HIV antibodies currently in use worldwide in blood transfusion centres to assure the safety of blood. The European Union's In Vitro Diagnostics Technical Group has recommended testing a minimum of 5,000 samples to verify specificity of at least 99.5% for a vCJD blood test.

By June 2009, the Company had tested 20,000 blood donations in France. Based on the UK requirement of a sensitivity of 1:100,000 dilution of vCJD brain, the Amorfix test was 100% specific with no false positive samples on repeat testing. The test performed five times better than required as it was still 100% specific at a demonstrated sensitivity

of 1:500,000 dilution of vCJD brain. At the maximum sensitivity of 1:1,000,000 dilution of vCJD brain, the test was 99.90% specific which exceeds the 99.85% specificity required by the UK Blood Transfusion Service. The complete Strasbourg study was presented in July at le Congrès 2009 de la Société Française de Transfusion Sanguine.

The Company believes that its test continues to demonstrate readiness for use by high-risk nations to conduct prevalence studies to assess the safety of their blood supply.

The Company's vCJD assay development program is currently focused on continuing the France feasibility study, completion of the steps set out by the NIBSC expert committee and preparing for a potential order under the framework tender prior to completing the remaining activities to scale up and commercialize the test. The Company is not in control of the timing of any future testing in the UK, and significant process delays have previously occurred with UK government agencies. There can be no certainty that Amorfix will be successful at completing the NIBSC process or commercializing its assay on its expected timelines or at all.

On March 18, 2009, the UK National Health Service published a framework tender under which, when awarded, the NHS may request the supply of blood test kits for a 10,000 sample assessment panel, a 50,000 sample prevalence study, and unlimited kits for routine testing. On July 17, 2009 the contract award was published on the European Tenders Electronic Daily website indicating that Amorfix and one competitor were successful.

The initial markets sought by the Amorfix vCJD technology for diagnostic use are in Europe due to the higher prevalence of BSE positive cattle and the resultant higher prevalence of people who have died from vCJD. The blood transfusion market in Europe is estimated to be 20 million donations per year with half of this in the three largest countries of United Kingdom, France and Germany combined.

A blood screening test for vCJD is currently not regulated, however, a process was established in late 2007 under the direction of the European Commission's IVD Technical Group to establish regulatory guidelines and a Common Technical Specification (CTS) for such tests. Amorfix joined the European Diagnostic Manufacturers Association (EDMA) in order to participate directly in the process for writing regulation for vCJD blood screening assays. A CTS would establish minimum standards for sensitivity and specificity that a vCJD blood screening assay must achieve to receive a CE mark registration. A CE mark registration would allow the product to be marketed and sold in Europe, subject to individual member state regulations.

In May 2009, the Company announced that the process to define a CE mark for a blood screening test for vCJD reached a major milestone. The European Union's vCJD Experts Working Group met April 29, 2009 and completed the draft Common Technical Specifications (CTS) and guideline. These draft documents outline the requirements for CE marking of IVDs for vCJD, are now ready for adoption by the IVD Technical Group at their September meeting.

Early Diagnosis and Treatment

Alzheimer's disease (AD), ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently approximately 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. A sensitive and specific diagnostic blood test could allow earlier treatment for AD patients and would lead to the development of better therapies as patients could be accurately screened into clinical drug trials. It is not known whether aggregated proteins from these diseases are present in blood as there is no test currently that could detect them. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are an estimated 1.6 million people in North America with Parkinson's disease and an estimated 33,000 people with ALS. The Company has the potential to develop diagnostics and therapeutics for each of these neurodegenerative diseases.

Development History

In January 2006, the Ontario Genomics Institute (OGI) committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and invested a further $50,000 in September 2006 when Amorfix established the proof of concept of its Epitope Protection technology using Abeta aggregates, the protein known to misfold and aggregate in Alzheimer's disease. This achievement was validated by an expert scientific panel convened by OGI that reviewed the Amorfix data.

On the strength of this data and the development plan, Amorfix was awarded an Industrial Research Assistance Program (IRAP) grant from the Government of Canada in December 2006. Amorfix received $265,912 of support over the two year term of the grant under this IRAP program.

From December 2006 to March 2008, the Company initiated and progressed its AD diagnostic assay development by screening and selecting monoclonal antibodies, establishing a sample preparation protocol to enrich for the Abeta proteins, assessing several different assay formats and optimizing the assay conditions. The Company developed the assay using synthetic Abeta protein and subsequently demonstrated the ability of the assay to detect Abeta aggregates from AD brain spiked into normal plasma.

In June 2008, the AD test achieved its target sensitivity in being able to detect aggregated Abeta protein of 1 in 1,000,000 dilution of a 10% AD brain homogenate in a plasma sample. At this level of sensitivity, the Amorfix test has not been able to detect aggregated Abeta in human blood plasma or cerebral spinal fluid samples. The Company has discontinued further research on the human AD blood test at this time.

The Company is assessing other potential commercial applications for this very sensitive aggregated Abeta protein assay and has identified a potential market to assay the brain tissue of human transgenic AD mice to assist in the assessment of drug efficacy in these models. The Company's A^4 assay can detect Abeta amyloid in human and animal brain tissue and has been shown to detect amyloid build up in animals much earlier than conventional methods. The Company believes that the A^4 test will accelerate the development and evaluation of new treatments for AD.

On July 25, 2009, the Company presented validation results for the A^4 assay at the International Congress on AD. The Company is seeking collaborations and offering the A^4 test as a service to drug discovery companies and academic researchers working to discover new treatments for AD.

Development of New Diagnostic Tests

The Company believes that its expertise in the development of highly sensitive and specific diagnostic tests can be applied to the benefit of other potential biomarkers. Subsequent to year end, the Company announced a collaboration with BioMosaics Inc, a privately-held cancer biomarker development company, to develop and commercialize a blood-based assay for the early detection of hepatocellular carcinoma (HCC) or primary liver cancer. The Company will develop an assay incorporating the existing technology for the blood test licensed to BioMosaics, plus new material from the Sunnybrook Research Institute needed to improve the test. The Company will receive royalties on commercial product sales, and an option to manufacture the assay kits and reagents for global distribution. BioMosaics is responsible for product commercialization.

HCC is the fifth most common cancer in the world, with approximately 600,000 new cases every year. It is the third most common cause of cancer-related death. Early detection could significantly improve treatment outcomes.

Protecting the Food Supply

The first case of BSE in cattle emerged in the United Kingdom 17 years ago and there has been a concern about the food supply ever since. The disease has spread to 21 countries and may have crossed over to other species such as sheep and goats. Post-mortem testing of brain tissue has been the only way to accurately detect any of the TSE diseases. The Company believes its Epitope Protection (EP) technology can be used to develop assays for the ante-mortem testing of animals with TSE diseases and remove them from the food chain. The Company has applied its EP technology and developed an assay to detect sheep scrapie. During 2008, Amorfix adapted its vCJD blood screening assay to detect endogenous prions in symptomatic sheep and in the first quarter of fiscal 2009 detected endogenous prions in presymptomatic sheep. Current ante-mortem testing methods for sheep scrapie are not commercializable at scale and may not be accurate enough for broad application where a simple blood test could be adopted quickly and easily.

Scrapie-infected lambs as early as 17 months of age were detected by the Amorfix EP-TSE™ test. Sheep normally show symptoms of scrapie at 3 to 5 years of age. Detection of infected sheep 2 to 3 years prior to symptoms would allow effective removal of infected animals before they have the ability to infect other sheep in the flock. There are over 2,450 sheep ranchers in the United States who have joined the voluntary Scrapie Flock Certification Program which began in 1992 after attempts to eradicate scrapie starting in 1952 were unsuccessful. To date, approximately 500 flocks have been certified as it requires 5 years of continuous monitoring and verification of absence of disease. Similar eradication programs are ongoing in Europe with significant subsidies by the European Commission to eradicate scrapie through genetic testing and culling of susceptible sheep. Current European post-mortem testing of scrapie is labour-intensive as it requires extensive brain tissue preparation. A simple blood test could be used for surveillance as well as eradication and would lead to the identification of animals earlier.

The Company's analysis of the market opportunity for a scrapie test suggests scrapie must be recognized as a public health issue before it would be widely used to eliminate scrapie-infected sheep. Accordingly, the Company has focused its resources on projects with greater market potential at this time and will consider further development with a partner or at a time that scrapie becomes a human health concern.

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the central nervous system of ALS patients is called superoxide dismutase-1 (SOD1).

Amorfix's technology targets misfolded SOD1 through two approaches: a passive infusion of manufactured monoclonal antibodies and an active immunization approach designed to elicit the production of similar antibodies by the patient's own body. Amorfix's technology is based on the premise that the misfolding and aggregation of SOD1 is a principal agent in the death of neurons that occurs in brain-wasting diseases. Amorfix believes that if misfolded SOD1 can be specifically recognized and its toxic activity neutralized by antibodies, brain-wasting diseases could be effectively treated.

Development History

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. A research plan was established to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS and potential development partners were contacted.

In August 2006, the Company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against ALS. Over the following 28 months, Biogen contributed US$750,000 (Cdn$860,207) in funding support for the ALS program through subscriptions for 1,243,433 common shares of the Company in an initial investment and three additional investment transactions made on the achievement of predefined research milestones by Amorfix.

In July 2007, the Company achieved the first research milestone, the development of disease-specific antibodies to misfolded SOD1. In October 2008, the Company achieved the second research milestone; the DSE monoclonal antibody treatments demonstrated statistically significant improvement in survival over controls in a mouse model of ALS. In December 2008, the Company announced the achievement of the third research milestone with the completion of the final study report. In February 2009, Biogen allowed its option to license the SOD1 technologies for use in the treatment of ALS to lapse. The Company is seeking to partner with a biopharmaceutical company to humanize the antibodies and initiate clinical trials. As vaccines have different development timelines and require special expertise compared to the antibodies, Amorfix is seeking other partners to develop the vaccines.

In November 2007, Amorfix announced the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's Disease (AD). This breakthrough result suggests that SOD1 is a common link between the two brain-wasting diseases, Alzheimer's and ALS. SOD1 has a "Jekyll-and-Hyde" nature as it normally plays an important protective role in detoxifying free radicals in the body, but when misfolded can create lethal oxidative free radicals.

In July 2008, the Company announced a research collaboration to develop Alzheimer's treatments based upon the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's disease. The research program includes preclinical efficacy studies for both antibody treatments and vaccines and is being conducted in Dr. Cashman's laboratory at the Brain Research Center at the University of British Columbia in collaboration with Amorfix scientists, and is supported by a $227,500 grant from the Canadian Institutes for Health Research (CIHR). The Company has funded approximately half of its $540,000 cash and in-kind contribution commitment to the program to date and will fund the balance over the next 9 months.

Amorfix's technology related to the role of SOD1 in ALS and Alzheimer's is covered by patent applications including one recently published entitled, "Methods and Compositions to treat and Detect Misfolded-SOD1 Mediated Diseases". The patent applications relate to the methods and two compositions for treating and detecting conditions, disease and disorders mediated by non-native SOD1. In December 2008, Amorfix received its first issued patent from the U.S. Patent and Trademark Office titled "ALS-Specific Peptide Composition". This patent covers one of the key disease specific epitopes in the SOD1 "Jekyll and Hyde" protein which Amorfix has shown is exposed when it misfolds and becomes toxic for nerve cells. Amorfix DSE™ antibodies bind to this region and we believe neutralize the toxic effects of SOD1 giving the longevity extension Amorfix has previously reported in animal models of ALS.

New Misfolded Protein Diagnostics and Therapeutics

The Company has expanded its research program to identify novel disease-specific epitopes on misfolded proteins. The Company licensed the exclusive rights to the ProMIS™ target identification technology from the University of British Columbia, to predict novel disease specific epitopes on the molecular surface of misfolded proteins. ProMIS™ is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known and predicts how the protein will misfold. There are 57,000 such protein structures currently available in public databases. ProMIS ™ has already been used to identify potential DSE's on three known target proteins likely to be misfolded in cancer and the development of novel immunotherapeutics and companion diagnostics for these diseases has begun.

Amorfix plans to target proteins which may be misfolded in diseases where cells are under stress and more likely to produce misfolded proteins like cancer. Once a protein has been identified, antibodies and vaccines can be developed and assessed for therapeutic and diagnostic use. The Company is establishing strategic alliances to expand its capabilities to develop immunotherapeutics to numerous proteins and is also exploring partnerships with other companies to accelerate the development and expand its program to other proteins of interest.

Results of Operations

Since inception, the Company has incurred losses while advancing the research and development of its diagnostic and therapeutic technologies. Net loss for the three months ended June 30, 2009 was $1,170,741 compared to a loss of $1,606,184 for the three months ended June 30, 2008. The reduced net loss resulted mainly from deferring commercialization efforts related to the vCJD program until the NIBSC process is complete, the completion of the ALS therapeutic program preclinical studies in December 2008 and due to reduced operating expenses to conserve cash.

For the three months ended June 30, 2009, interest revenue was $41,284 compared to $75,853 for the three months ended June 30, 2008. The decrease was due to lower average investment holdings and lower yields on investment and cash holdings in the current period.

Research and development expenditures for the three months ended June 30, 2009 were $880,188 compared to $1,367,167 for the three months ended June 30, 2008. Salaries and personnel-related expenses decreased by $269,034 to $635,156 for the three months ended June 30, 2009 due mainly to staffing reductions made in June 2008 related to the deferral of commercialization work for vCJD until the UK NIBSC process is completed, staffing reductions in the ALS therapeutics program made in December 2008, and other cash conservation initiatives. Research and development program expenses (which includes all direct and indirect research and development costs other than personnel costs) decreased by $283,885 to $307,016 in the three months ended June 30, 2009 due mainly to lower vCJD program expenses associated with scale-up and commercialization and lower program expenses for the ALS therapeutic program partially offset by expenditures related to the AD therapeutic program which was initiated in the third quarter of 2008. Salary and program costs were partially offset by investment tax credits and federal grants recorded for the three months ended June 30, 2009 of $61,984 as compared to $127,924 for the three months ended June 30, 2008.

General and administration costs for the three months ended June 30, 2009 were $290,808 compared to $263,624 for the three months ended June 30, 2008. The increase for the three months ended June 30, 2009 resulted mainly from higher stock-based compensation and investor relations expenses than in the comparable period.

Amortization expense for the three months ended June 30, 2009 was $41,029 compared to $51,246 for the three months ended June 30, 2008. The decrease in amortization expense is due mainly to lower purchases in the current year.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agents' compensation warrants and options and stock options. The Company's objectives, when managing capital, are to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the Company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. The Company does not hold any asset-backed commercial paper and its cash and cash equivalents are not subject to any external restrictions. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

On April 29, 2009, the company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry after the four month hold period expires, in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the Company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The Company incurred a loss of $1,170,741 for the three months ended June 30, 2009 and has a deficit of $19,931,627 as at June 30, 2009. These circumstances may cast significant doubt as to the ability of the Company to continue as a going concern. While the Company projects that its current working capital of $6,622,115 is sufficient to fund its operations through to the end of December 2010, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The Company is currently exploring various alternatives to generate positive cash flow including product out-licensing, contracts for blood screening testing for vCJD prevalence studies, and other non-dilutive sources of funding; however there is no assurance that these initiatives will be successful.

The Company measures cash burn as the net cash used in operations which totaled $861,264 for the three months ended June 30, 2009 compared to $1,682,446 for the three months ended June 30, 2008. The decreased cash burn in the current period was due primarily to lower research and development and operating costs and due to a higher amount of accounts payable that was paid out in the previous period.

During the three months ended June 30, 2009, the Company purchased $3,200 of property and equipment compared to $88,938 in the comparable period last year. Property and equipment is used primarily for research and development purposes.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic or therapeutic research and development programs, preclinical studies or clinical testing; the ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new

regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or commercialization activities, if any.

Financial Instruments

Financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. The Company's cash and cash equivalents and marketable securities are used to fund research activities and administrative overhead. Investment decisions are made in accordance with an investment policy that establishes guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

The Company manages its exposure to credit loss and liquidity risk by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The Company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The Company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. The Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and marketable securities and to foreign exchange risk on its holdings of US dollar denominated cash and cash equivalents and marketable securities. The Company manages its interest rate risk by holding its investments to maturity, where possible. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents and marketable securities denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at June 30, 2009 the Company held cash and cash equivalents and marketable securities in the amount of US$312,682.

The Company earns interest revenue from its cash, cash equivalents and marketable securities. For the three months ended June 30, 2009 the Company recorded interest revenue of $41,284 as compared with $75,853 earned in the three months ended June 30 2008. The Company considers all cash and cash equivalents as held-for-trading. As at June 30, 2009, cash and cash equivalents consisted of cash on deposit and short-term debt instruments. The Company's marketable securities are all considered as available-for-sale and are carried at fair value with unrealized gains and losses included in other comprehensive income (OCI) until realized, when the cumulative gain or loss is recorded in the statement of operations. For the three months ended June 30, 2009 the Company recorded an unrealized loss on marketable securities of $5,262 as compared with an unrealized loss of $6,626 in the comparable period.

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes and similar barrier option pricing models to value common share purchase warrants and stock options issued by the Company. These pricing models require the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected life of the warrant or option, a relevant risk-free interest rate and the Company's future dividend policy. Changes in the assumptions used can have a significant impact on the values determined. Management has selected these variables and applied the valuation models on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these future income tax assets.

Accounting Changes and New Pronouncements

Effective April 1, 2009 the Company adopted the Canadian Institute of Chartered Accounts (CICA) Handbook Section 3064, *Goodwill and Intangible Assets*, to replace Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS). The adoption of this standard did not have an impact on the Company's financial statements.

In June 2009, the CICA issued amendments to Handbook Section 3862, *Financial Instruments – Disclosures*, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective no later than March 31, 2010. The Company is currently analyzing the impact of the amendments on its financial statements.

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending June 30, 2011. The Company's plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its financial statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at June 30, 2009 and August 12, 2009 is presented below:

	# Shares
Outstanding April 1, 2009	42,541,181
Issued	5,146,300
Outstanding June 30, 2009	47,687,481
Issued on exercise of stock options	237,052
Outstanding August 12, 2009	47,924,533

Warrants

The following tables reflect the activity of the warrants for the three months ended June 30, 2009 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Common share Purchase Warrants		Common share Purchase Warrants	
Exercise price	$1.95		$1.00		$0.68	
Expiry date	March 8, 2010		April 29, 2011		April 29, 2011	
	#	$	#	$	#	$
Opening balance, April 1, 2009	4,462,521	8,701,915	-	-	-	-
Issued	-	-	2,573,150	2,573,150	348,400	236,912
Closing balance, June 30 and August 12, 2009	4,462,521	8,701,915	2,573,150	2,573,150	348,400	236,912

The $1.95 common share purchase warrants are subject to earlier expiry in the event that the volume-weighted average price of Amorfix's common shares on the TSX over a period of ten consecutive trading days exceeds $2.50. On this occurrence, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

Stock Options

The following table reflects the activity under the Company's stock option plan for the three months ended June 30, 2009 and to the date of this Management's Discussion and Analysis:

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2009	4,542,375	$ 0.96
Granted	100,000	$ 0.76
Expired	(38,406)	$ 0.88
Outstanding June 30, 2009	4,603,969	$ 0.96
Exercised	(237,052)	$ 0.69
Outstanding August 12, 2009	4,366,917	$ 0.97
Exercisable August 12, 2009	3,515,167	$ 0.99

DSU Plan

The following table reflects the activity under the Company's DSU plan for the three months ended June 30, 2009 to the date of this Management's Discussion and Analysis.

	# Units
Outstanding April 1, 2009	346,092
Issued	-
Outstanding June 30 and August 12, 2009	346,092

Quarterly Selected Financial Information

The following tables sets out selected financial information for the Company for the preceding eight quarters. The quarterly net losses from the second quarter through the fourth quarter of fiscal 2008 reflected higher costs from development of a commercial-grade vCJD assay with associated scale-up and quality system costs, as well as the costs of new development programs for the Alzheimer's disease ante-mortem blood diagnostic test and the ALS therapeutic program initiated in 2007. The decreased net loss in fiscal 2009 and the first quarter of fiscal 2010 reflects the deferral of vCJD commercialization costs as the Company completes the NIBSC process, and lower R&D and general and administrative expenditures arising from general cash conservation measures taken by management that do not affect the timing of key Company milestones.

	2010	2009				2008		
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest earned	$ 41,284	$ 55,915	$ 54,206	$58,525	$75,853	$105,873	$111,820	$124,805
Net loss	($1,170,741)	($1,376,339)	($1,017,663)	($1,147,947)	($1,606,184)	($1,920,439)	($1,477,264)	($2,007,422)
Net loss per common share	($0.03)	($0.03)	($0.02)	($0.03)	($0.04)	($0.05)	($0.04)	($0.05)

The Company's year end is March 31.

Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the three month period ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information relating to the Company, including its Annual Information Form, can also be found on SEDAR at www.sedar.com.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Amorfix announces third quarter 2010 results

TSX: AMF

TORONTO, Feb. 8 /CNW/ - Amorfix Life Sciences, a company focused on focused on treatments and diagnostics for misfolded protein diseases, today reported its third quarter operating results and provided an update on the Company's diagnostic and therapeutic programs.

"We have created a broad development pipeline of 3 diagnostic products and 3 therapeutic products and have demonstrated our leadership in the misfolded protein space," said Dr. George Adams, CEO of Amorfix. "We have achieved our first revenue on our novel Alzheimer's diagnostic test, and continue to leverage our expertise across all programs to introduce novel diagnostic and therapeutic solutions to misfolded protein diseases."

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Development and Corporate Highlights

vCJD

- In December 2009, the Company announced that NIBSC provided three plasma samples from three different vCJD patients which the Company tested using the first generation of the EP-vCJD(TM) test. The samples tested negative and the UK authorities have concluded that the first generation test is not sufficiently sensitive to detect infected human blood samples. The Company continues development activities to improve the sensitivity of its EP-vCJD(TM) blood screening test and the 2nd generation test is now able to detect a 1:5,000,000 dilution of vCJD infected brain spiked into blood samples. This level of sensitivity is fifty times the minimum analytical sensitivity required by the UK authorities to continue evaluation of the assay. A recent modification may provide a third generation blood test with even greater sensitivity. NIBSC has agreed to enter an improved EP-vCJD(TM) test into the program to test clinical-stage vCJD samples when validated using infected animal samples and shown to meet the NIBSC requirement for specificity.

ALS/Alzheimer's Disease (AD)

- In December 2009, the Company announced that it is conducting pilot studies with its A4 assay with several pharmaceutical companies engaged in developing new treatments for AD and one company has publicly announced their results verifying their novel drug's ability to reduce amyloid formation in animal models of AD.

- In December 2009, the Company recorded its first revenues for its A4 AD assay. The Company is aggressively marketing this service to AD researchers worldwide.

- The SOD1 antibody and vaccine preclinical treatment studies in AD continue on schedule with the first series of experiments expected to be complete in the first quarter of calendar 2010.

- The Company is engaged in discussions with partners for its antibodies and vaccines to misfolded SOD1 for use in ALS disease.

Cancer

- The Company has selected four proteins for study and using ProMIS(TM) has determined a total of 39 Disease Specific Epitopes (DSE) sites on these four protein targets. Recent studies with a monoclonal antibody to an undisclosed DSE site on one of the four selected proteins confirmed that the misfolded protein is present on lymphomas and melanoma cells but not on normal cells. The antibody targets a specific DSE region of the misfolded protein that is not present on the normally folded protein. This new finding indicates that the antibody has potential to be developed for both diagnostic uses and therapeutic treatments for several cancers.

- Amorfix has completed the development of a prototype test for early detection of hepatocellular carcinoma or primary liver cancer and will now start testing clinical samples to determine sensitivity and specificity.

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Financial Results

For the three months ended December 31, 2009 the Company reported a net loss of $1,149,932 ($0.02 per share) compared to a net loss of $1,017,663 ($0.02 per share) for the comparable period last year. For the nine months ended December 31, 2009 the Company reported a net loss of $3,607,578 ($0.08 per share) compared to a net loss of $3,771,794 ($0.09 per share) for the nine months ended December 31, 2008.

The Company recorded its first service revenue from the A4 test and also recorded revenue related to a third party research agreement totalling $44,911.

Research and development expenditures for the three months ended December 31, 2009 were $935,439 compared to $804,871 for the three months ended December 31, 2008 and for the nine months ended December 31, 3009 were $2,794,672 compared to $3,062,552 for the comparable period last year. Research and development expenses increased in the three months ended December 31, 2009 due to higher program expenses on its vCJD and AD diagnostic research program. Research and development expenses decreased for the nine months ended December 31, 2009 due to lower staffing costs, and lower vCJD, AD diagnostic and ALS therapeutic program expenses partially offset by expenditures related to its new ProMIS(TM) program.

General and administration costs for the three months ended December 31, 2009 were $247,093 compared to $199,922 for the three months ended December 31, 2008 and for the nine months ended December 31, 2009 were $844,660 compared to $717,360 in the comparable period last year. Higher expenses for the three and nine months ended December 31, 2009 resulted mainly from higher stock-based compensation and shareholder communication expenses.

Cash burn (cash used in operating activities) for the three months ended December 31, 2009 was $915,709 as compared to $809,588 for the three months ended December 31, 2008. The increased cash burn in the three-month period ended December 31, 2009 was due primarily to higher research and development and operating costs. The cash burn for the nine months ended December 31, 2009 was $2,842,559 compared to $3,528,076 for the nine months ended December 31, 2008. The decreased cash burn in the nine month period ended December 31, 2009 was due primarily to lower research and development and operating costs and a higher amount of accounts payable that was paid out in the nine months ended December 31, 2008.

As at December 31, 2009 Amorfix had working capital of $5,353,561 compared to $4,458,065 as at March 31, 2009.

As at December 31, 2009 the Company had 48,510,418 common shares outstanding.

Outlook

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The Company's fiscal 2010 diagnostic priorities are to:

- increasing the sensitivity of the EP-vCJD(TM) assay in second and third generation versions, while maintaining acceptable specificity;

- obtaining vCJD patient samples, samples from high-risk groups, and infected animal samples;

- form collaborations to further validate the benefits of the A4 amyloid assay and to grow the service business providing this assay for testing preclinical samples; and

- complete development of the screening test for liver cancer in collaboration with BioMosaics and Sunnybrook Research Institute.

The company's 2010 therapeutic priorities are to:

- advance the ALS vaccine and antibody DSE programs through partnerships;

- complete proof-of-concept preclinical studies for Alzheimer's Disease targeting misfolded SOD1;

- leverage the company's core capability of identifying misfolded protein targets using our ProMIS(TM) technology, generate antibodies, and initiate development and/or partnerships with novel therapeutic and diagnostic antibodies.

>>

Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are

cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 09:00e 08-FEB-10

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Biopharmaceutical Executive, Dr. Robert Gundel, joins Amorfix as Vice President, Research & Development

TSX: AMF

TORONTO, Jan. 6 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded proteins in brain-wasting diseases and cancer, announced today that Robert Gundel, Ph.D., M.B.A., has been appointed the company's Vice President, Research & Development.

"We are very pleased to attract a scientific and business leader of Robert Gundel's caliber to this key position," commented Dr. George Adams, Chief Executive Officer of Amorfix.

Dr. Gundel has 25 years of drug development experience with both major pharmaceutical and smaller biotechnology companies focusing on therapeutic monoclonal antibodies and vaccines. Before joining Amorfix, Dr. Gundel was the Chief Scientific Officer at Heat Biologics, a clinical stage company developing novel vaccine and monoclonal antibody technologies for the treatment of autoimmune diseases and cancers. Prior to Heat Biologics, Dr. Gundel was the Vice President and Head of Research at Elusys Therapeutics Inc. where he directed all research and development programs in the areas of vaccines, anti-infectives and the anti-anthrax toxin monoclonal antibody, Anthem(TM), being developed in collaboration with the National Institute of Allergy and Infectious Diseases and the Department of Homeland Security for stockpiling as part of the U.S. biodefense program against potential terrorist attacks. Prior to that, Dr. Gundel was the Chief Scientific Officer at Arius Research, Inc. which was recently purchased by Roche. Earlier in his career, Dr. Gundel served as Vice President, Pharmacology and Preclinical Research at Chiron Corporation, Director of Pharmacology at Bayer Corporation, and Vice President, Preclinical Research and Scientific Corporate Development at XOMA (US), LLC. He began his career in pharmaceutical R&D at Boehringer Ingelheim Pharmaceuticals, Inc.

"Robert's extensive record of new product advancement will be a great asset as we continue to discover, develop and commercialize novel diagnostic and therapeutic products based on our Epitope Protection(TM) and ProMIS(TM) technology platforms," said Dr. Neil Cashman, Chief Scientific Officer of Amorfix.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for vCJD and the A4 test, an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 11:00e 06-JAN-10

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix corporate update: AMF currently developing six products with first sales for amyloid products already achieved and first test of vCJD patient samples

TSX: AMF

TORONTO, Dec. 29 /CNW/ - Amorfix Life Sciences (TSX:AMF), a company focused on treatments and diagnostics for misfolded protein diseases provides a corporate update on its six (6) product development programs.

"We continue to advance 3 diagnostic projects and 3 therapeutic projects while limiting our cash consumption by accessing government grants for research and personnel," said Dr. George Adams, CEO of Amorfix. "We have first sales for our Alzheimer's-related amyloid testing service and our monoclonal antibodies which are distributed through Cedarlane Laboratories."

<<

DIAGNOSTIC PRODUCTS

>>

Blood Test for variant Creutzfeldt-Jakob Disease (vCJD): The Company continues in the UK National Institute for Biological Standards and Control (NIBSC) process to obtain and test retained blood samples from clinical-stage patients who have died and been verified to have vCJD. The NIBSC provided three plasma samples from three different patients which the Company tested using the first generation of the EP-vCJD(TM) test. The samples tested negative and NIBSC has concluded that the first generation test is not sufficiently sensitive to detect infected human blood samples.

"As the first company ever to be given access to human blood from vCJD patients, we understood the level of prions in patients' blood was unknown and recognized that a higher sensitivity assay may be required," said Dr. Neil Cashman, CSO for Amorfix.

The Company has continued development activities to improve the sensitivity of its EP-vCJD(TM) blood screening test and in a second-generation test it has already attained a five-fold improvement in the level of sensitivity so it is now able to detect a 1:5,000,000 dilution of vCJD infected brain spiked into blood samples. This level of sensitivity is fifty times the minimum analytical sensitivity required by the UK authorities to continue evaluation of the assay.

A recent modification shows promise of providing a third generation blood test with a 1:10,000,000 sensitivity. This, if confirmed, would be twice as sensitive as the second generation EP-vCJD(TM) blood test and ten times the sensitivity of the first generation blood test used on the three samples in the initial phase of the NIBSC process.

The NIBSC has agreed to enter the improved EP-vCJD(TM) test(s) into the program to test clinical-stage vCJD samples when validated using infected animal samples and shown to meet the NIBSC requirement for specificity.

In addition, the Company is attempting to obtain additional vCJD samples from other countries, and also from individuals with the disease.

Amorfix Test for Abeta Amyloid in Alzheimer's Disease (A(4)): At the International Conference on Alzheimer's Disease (ICAD2009), Amorfix launched its Alzheimer's-related Abeta amyloid test for tissue samples, A(4) assay, which can detect Abeta amyloid accumulation in the brain of animal models of AD several months before conventional procedures. The Company is conducting pilot studies with several pharmaceutical companies engaged in developing new treatments for AD and one company has publicly announced their results verifying their novel drug's ability to reduced amyloid formation in animal models of AD. The Company has recorded its first sales for this service and expects additional customers to order the test as the pilot series are completed and the test is integrated into their standard practice to accelerate the development and evaluation of new treatments for Alzheimer's disease. The Company estimates the market for this service to be 50,000 tests

per year.

In September, the Company received a second grant from the National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) of $50,000 to continue development of an assay to measure Alzheimer's-related amyloid in blood. The assay has increased sensitivity and we are ready to determine if it can detect amyloid in AD blood. The Company will first test blood from animal models which is readily available. There continues to be a need for a simple screening test for AD to identify patients, conduct clinical trials of new treatments, and to monitor disease progression.

Test for Liver Cancer: Amorfix has completed the development of a prototype test for early detection of hepatocellular carcinoma (HCC) or primary liver cancer and will now start testing clinical samples to determine sensitivity and specificity. A key issue is the differentiation between cirrhosis, hepatitis and HCC. This is a joint project with BioMosaics Inc. and is funded by an "Intellectual Property Development and Commercialization Program" investment of $280,000 from the Ontario Institute for Cancer Research to the Sunnybrook Research Institute.

<<

THERAPEUTIC PRODUCTS

>>

ALS (Lou Gehrig's disease): The Company has shown its antibodies and vaccines to misfolded SOD1 can prolong life in an animal model of ALS. Amorfix has strong interest from potential partners for both the antibodies and vaccines and it is hoped these discussions will lead to definitive agreements in the first half of 2010.

Alzheimer's Disease (AD): The Company has identified misfolded SOD1 co-located with the Abeta amyloid in the brains of people with AD. Since misfolded SOD1 is known to be toxic for nerve cells, the Company has initiated preclinical animal studies with its antibodies and vaccines to determine their therapeutic potential for AD. A CIHR-POP II grant was awarded to support these studies and the first results should be available by the end of the first quarter 2010.

New Misfolded Protein Therapeutics: The Company is the world leader in demonstrating antibodies and vaccines to misfolded proteins are therapeutic in neurodegenerative diseases. The process of identifying novel disease-specific epitopes (DSE) on misfolded proteins is extremely complex and represents a unique core expertise of the company. The Company has licensed the exclusive rights to the ProMIS(TM) target identification technology and has begun to analyze selected proteins from the 57,000 protein structures currently available in public databases.

The Company has selected four proteins for study and using ProMIS(TM) has determined a total of 39 DSE sites on these four protein targets. Recent studies with a monoclonal antibody to an undisclosed DSE site on one of the four selected proteins confirmed that the misfolded protein is present on lymphomas and melanoma cells but not on normal cells of the same type. The antibody targets a specific DSE region of the misfolded protein that is not present on the normally folded protein. This new finding indicates that the antibody has potential to be developed for both diagnostic uses and therapeutic treatments for several cancers.

"This first evidence of a misfolded protein on cancer cells validates our novel approach of targeting misfolded proteins," said Dr. George Adams, CEO of Amorfix. "The Company has a commanding lead in the field of identifying misfolded proteins through its ProMIS(TM) discovery platform."

"Our next goal is to demonstrate the efficacy of the DSE antibody in appropriate animal models for key cancer indications," said Dr. Neil Cashman.

Amorfix is also exploring partnerships with other companies to accelerate their programs for misfolded proteins.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases

including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for vCJD and the A(4) test, an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 19:00e 29-DEC-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix notifies warrant holders of extension

TSX: AMF

TORONTO, Dec. 4 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases, announced today it will not accelerate the expiry of the private placement warrants that were issued on April 29, 2009 with a $1.00 exercise price. The company is giving notice to the holders advising that the expiry date will remain April 29, 2011 and will not be accelerated to January 19, 2010. All other terms of these warrants remain unchanged, including the right of the company to accelerate on occurrence of a subsequent trigger event in accordance with the terms of the warrants.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for vCJD and the A4 test, an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 04-DEC-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Amorfix announces second quarter 2010 results

TSX: AMF

TORONTO, Nov. 13 /CNW/ - Amorfix Life Sciences, a company focused on misfolded protein diseases, today reported its second quarter operating results and provided an update on the Company's diagnostic and therapeutic programs.

"We have six products/services under development and it is gratifying to see the EP-vCJD product nearing the final 10,000-sample assessment by the UK government and the strong interest by numerous pharmaceutical companies in our service to measure Alzheimer's-related amyloid formation in animals," said George Adams, President & Chief Executive Officer of Amorfix. "Our other four projects, Alzheimer's and ALS therapeutics, ProMIS(TM) prediction of novel targets in disease and the development of a screening test for liver cancer are all advancing on schedule. We have the financial resources to bring these projects through their next milestones."

<<
Development and Corporate Highlights

vCJD

- In October 2009, the Company announced the detection of prions in blood from primates that were orally-infected with BSE and developed a primate version of variant Creutzfeldt-Jakob Disease (vCJD) over a 6-8 year period. These results are promising although only a small number of blood samples could be obtained due to the limited number of these very rare primate samples. Biochemical detection of vCJD endogenous prions in cynomolgus primates has never before been reported. Amorfix now expects to be given access to test human vCJD patient samples with its EP-vCJD(TM) assay.

- In September 2009, Dr. George Adams presented Amorfix's EP-vCJD(TM) blood screening test at the Sixth World Federation of Haemophilia Global Forum on the Safety and Supply of Treatment Products for Bleeding Disorders in Montreal, Quebec. Early this year, the UK Health Protection Agency confirmed the first case of vCJD in one of the thousands of haemophiliac patients who received potentially contaminated plasma fractions. While the patient ultimately died of causes other than vCJD, this news has served to amplify the calls from haemophiliacs in the UK and around the world for their respective governments to protect the blood supply through routine testing of blood donations.

- In September 2009, the European In Vitro Diagnostics (IVD) Technical Group adopted the proposed requirements for a CE mark for a vCJD test for blood donations. The next level of approval is the Medical Devices Experts Group which will meet in December 2009 to consider these draft common technical specifications and guidelines for the test.

- In October 2009, the Company announced that it had tested 39,000 blood donations in France as part of a large-scale study being conducted to demonstrate the feasibility of routine testing of blood donations for vCJD. The Amorfix test has demonstrated a specificity of 99.95%, exceeding the 99.85% specificity required by the UK Blood Transfusion Service.

ALS/Alzheimer's Disease (AD)

- The Company continued on schedule to study its antibodies and vaccines in preclinical animal models of AD with first results expected first quarter calendar 2010.

- The Company continues to seek partners for its antibodies and vaccines to misfolded SOD1 in ALS having achieved all of its preclinical milestones for this indication by identifying and developing monoclonal antibodies to its Disease Specific Epitopes(TM) on misfolded SOD1 and by demonstrating increased survival in ALS mouse studies.

- In October 2009, the Company promoted its A4 assay service at the Society for Neuroscience meeting in Chicago, Illinois. The Company is seeking collaborations and offering the A4 test as a service to drug discovery companies and academic researchers working to discover new treatments for AD. Since the A4 test is able to detect amyloid build up in animals much earlier than conventional methods, the company believes the test will accelerate the development and evaluation of new treatments for AD.

- In October 2009, the Company announced an agreement with Cedarlane Laboratories for the sale and distribution of its proprietary antibodies and reagents.

>>

Financial Results

For the three months ended September 30, 2009 the Company reported a net loss of $1,286,905 ($0.03 per share) compared to a net loss of $1,147,947 ($0.03 per share) for the comparable period last year. For the six months ended September 30, 2009 the Company reported a net loss of $2,457,646 ($0.05 per share) compared to a net loss of $2,754,131 ($0.07 per share) for the six months ended September 30, 2008.

Research and development expenditures for the three months ended September 30, 2009 were $979,045 compared to $890,514 for the three months ended September 30, 2008, and for the six months ended September 30, 2009 were $1,859,233 compared to $2,257,681 for the comparable period last year. Research and development expenses increased in the three months ended September 30, 2009 due mainly to expenditures related to its ProMIS(TM) and AD therapeutic programs partially offset by lower vCJD and ALS therapeutic program expenses. Research and development expenses decreased for the six months ended September 30, 2009 due to lower staffing costs, and lower ALS and vCJD program expenses partially offset by increased expenditures related to its AD therapeutic and ProMIS(TM) programs.

General and administration costs for the three months ended September 30, 2009 were $306,759 compared to $253,814 for the three months ended September 30, 2008, and for the six months ended September 30, 2009 were $597,567 compared to $517,438 for the comparable period last year. Higher expenses for the three and six months ended September 30, 2009 resulted mainly from higher stock-based compensation and investor relations expenses.

Cash burn (cash used in operating activities) of $1,065,586 for the three months ended September 30, 2009 was comparable to $1,036,042 for the three months ended September 30, 2008. For the six months ended September 30, 2009, the company's cash burn was $1,926,850 compared to $2,718,488 in the comparable period last year. The decreased cash burn for the six months ended September 30, 2009 was due primarily to lower research and development costs and a lower amount of accounts payable actually paid out in the period.

As at September 30, 2009 Amorfix had working capital of $5,925,271 compared to $4,458,065 as at March 31, 2009.

As at September 30, 2009 the Company had 48,131,163 common shares outstanding.

<<

Outlook

The Company's fiscal 2010 diagnostic priorities are to:

- complete the National Institute for Biological Standards and Control process to validate the performance of the EP-vCJD(TM) Blood Screening Assay using human vCJD patient samples and to manufacture and supply diagnostic kits for assessment and prevalence studies;

- generate assay performance data for the vCJD assay in collaboration with blood transfusion services in Europe and elsewhere;

- form collaborations to further validate the benefits of the A4 amyloid assay and to pursue a service business providing this assay for testing preclinical samples; and

- complete development of the screening test for liver cancer in collaboration with BioMosaics and Sunnybrook Research Institute.

The company's 2010 therapeutic priorities are to:

- engage new partners for the ALS vaccine and antibody DSE programs;

- complete proof-of-concept preclinical studies for Alzheimer's Disease targeting misfolded SOD1;

- leverage the company's core capability of identifying misfolded protein targets using our ProMIS(TM) technology and seek development partnerships for the new therapeutic targets.

>>

Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and

information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 13-NOV-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Blood Test For vCJD Completes Testing at Second Blood Center in France

- 39,000 Blood Donations Tested to Date -

TSX: AMF

TORONTO, Oct. 29 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases, today announced it has achieved 100% specificity (no reproducible false positive results) upon testing 19,000 blood donations for variant Creutzfeldt-Jakob Disease ("vCJD") with the EP-vCJD(TM) Blood Screening Assay at l'Etablissement Français du Sang de Pyrénées Méditerrannée ("EFS-PM") in Montpellier, France.

"Our France study has demonstrated the feasibility of implementing the Amorfix test and has provided confidence that very few blood donors would be falsely identified during routine blood testing as potentially having vCJD" said Dr. George Adams, Chief Executive Officer of Amorfix. "With a new probable case of vCJD just announced by the Italian Ministry of Health, and the second vCJD case in Italy, this disease continues to demonstrate a long latency period prior to symptoms developing. High-risk nations should be preparing to conduct prevalence studies to assess the safety of their blood supply."

The blood samples were collected and tested as part of a large-scale study being conducted to demonstrate the feasibility of routine testing of blood donations for vCJD. A total of 39,000 blood donations have now been tested at two EFS blood transfusion centers in France with a specificity of 99.95%, exceeding the 99.85% specificity required by the UK Blood Transfusion Service.

About vCJD

vCJD is rare and fatal human form of a family of diseases known as transmissible spongiform encephalopathy ("TSE") diseases caused by prions. Other TSEs are bovine spongiform encephalopathy ("BSE") in cattle, scrapie in sheep and goats, and chronic wasting disease in deer, elk and moose. Since 1996, a few hundred people living in or visiting Great Britain and other European countries have been diagnosed with vCJD due to the consumption of BSE-infected meat. People can incubate prion disease for 30 to 50 years and could be capable of transmitting it to others throughout that time. Indeed, it is estimated that more than 20,000 people are currently incubating the disease. Recently, five people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma. There is a general concern that vCJD is now within the blood transfusion systems and, as a result, a screening assay for blood is urgently required.

About the EP-vCJD(TM) Blood Screening Assay

Approximately 81 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of more than US$4 billion. Until now, however, there has been no way of protecting the blood supply by testing for vCJD. Amorfix is changing that through the Company's development of EP-vCJD(TM) - a test for the presence of vCJD prions in human blood that allows for the selective detection of prions and not the precursor normal protein.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD)

and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; Dr. Neil Cashman, Chief Scientific Officer, Amorfix Life Sciences Ltd., Tel: (778) 994-2626, Fax: (416) 847-6899, neil.cashman(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 08:00e 29-OCT-09


amorfix
Life Sciences Ltd

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

AMORFIX DETECTS vCJD PRIONS IN BLOOD FROM NON-HUMAN PRIMATES

TORONTO, ON, October 27, 2009 – Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases, announced today it has detected prions in blood from non-human primates that were orally-infected with BSE and developed a primate version of vCJD.

"Amorfix was able to obtain only a limited number of these very rare primate samples. Considering the small number of samples tested, these results are promising," said Dr. Neil Cashman, Chief Scientific Officer of Amorfix. "Given these results and the similarity of this primate model to humans, it is important to now test human vCJD blood samples."

Blood samples were obtained from a European-sponsored vCJD primate study. Amorfix previously reported detecting endogenous prions in blood from sheep with prion disease (scrapie), but biochemical detection of vCJD endogenous prions in cynomolgus primates has never before been reported. It is known that the blood from primates with vCJD is infectious as transfusion of the blood resulted in transmission of the disease. The Company made minor modifications to its EP-vCJD™ blood screening assay in order to test the primate samples.

The results of the study demonstrated a trend in the measure of prion detection. The highest signals were detected in blood from two non-human primates, one of which was clinically symptomatic and one which was presymptomatic (Figure 1 below). Blood samples from two other pre-symptomatic animals were found to have intermediate results. Each sample was tested on two separate days in blinded panels that included control plasma samples. These rare primate samples were the only ones available at this time from the European study which is ongoing. The Company is seeking additional samples to determine the variability in clinical and preclinical levels in primates infected with BSE that come down with the primate equivalent of vCJD.

The Company is continuing in the UK National Institute for Biological Standards and Control process to access blood samples collected from vCJD patients and expects to test these samples in the next few months. The UK Government has calculated the required sensitivity to detect an infectious dose of prions in human blood is 1:100,000 of homogenized brain diluted in blood plasma. The Amorfix EP-vCJD™ test has been verified to detect prions at a 1:1,000,000 dilution of brain homogenates and hence is ten times more sensitive than required based on the

UK expectation for prions in blood. The concentration of endogenous prions in vCJD patient blood is unknown.


BSE-
Inoculated
Asymptomatic
BSE-
Inoculated
Clinical
1.50
1.25
1.00
0.75
S/N
average
non-inoculated
R949
20109
AC117
R944
Sample ID

Figure 1: Testing primate plasma samples with the modified EP-vCJD™ Blood Screening Assay. The two dots shown for each sample are replicates tested in two independent experiments. Results for each sample were normalized to the average of the two non-inoculated control primate plasma samples tested in the experiment.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS™, to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS™ is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated β-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- 30 -

For more information, please contact:

Dr. George Adams President & Chief Executive Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6959 Fax: (416) 847-6899 george.adams@amorfix.com	Dr. Neil Cashman Chief Scientific Officer Amorfix Life Sciences Ltd. Tel: (778) 994-2626 Fax: (416) 847-6899 neil.cashman@amorfix.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix offers unique antibodies and reagents for sale

TSX: AMF

TORONTO, Oct. 22 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases, announced today that it has signed an agreement with Cedarlane Laboratories for the sale and distribution of Amorfix's proprietary antibodies and reagents.

"Amorfix has developed the world's most sensitive diagnostic assays for variant Creutzfeldt-Jakob Disease (vCJD) and for aggregated Abeta, the hallmark of Alzheimer's Disease (AD). Consequently, we have received numerous inquiries from investigators involved in protein misfolding studies for our reagents," said Dr. George Adams, CEO of Amorfix. "By making these reagents accessible, we offer the research community the opportunity to find new applications for these high-quality antibodies that have demonstrated their superior sensitivity and specificity in our detection assays."

Amorfix products offered for research purposes only through Cedarlane include:

<<

- Antibody to a Disease Specific Epitope (DSE) on the misfolded superoxide dismutase-1 (SOD1) protein, implicated in Amyotrophic Lateral Sclerosis (ALS) - Cedarlane catalogue number CLPN40023.

- Antibodies for the detection of aggregated beta-amyloids, targeting the C-terminus and N-terminus regions - Cedarlane catalogue numbers CLPN40018, CLPN40027 and CLPN40028. These antibodies are components of the Amorfix A4 test used for early detection of aggregated Abeta in transgenic mouse models of AD.

- The highest purity 3F4 prion detection antibody available in the market - Cedarlane catalogue number CLPN40020.

- Peroxynitrite solution for nitrating and oxidizing amino acid side chains - Cedarlane catalogue number CLPN40015. Peroxynitrite is currently used in the Epitope Protection assay for modifying epitopes on the prion protein.

>>

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes (DSE) on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated ss-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

About Cedarlane

Cedarlane Laboratories Limited is a leading supplier of antibodies and other research reagents in Canada and world-wide through an established network of international distributors. Cedarlane has a Canadian customer base of over 25,000 life science researchers, clinicians and technologists, and is certified under ISO 9001 and ISO 13485.

Access Amorfix products in Cedarlane's catalogue with this link: http://www.cedarlanelabs.com/Canada/search.asp?sb(equal sign)0&q(equal sign)clpn&s(equal sigr

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 22-OCT-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix accelerates warrant expiry

TSX: AMF

TORONTO, Oct. 19 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases, announced today it will be accelerating the expiry of the warrants ("Warrants"), including the finders' warrants, that were issued on April 29, 2009 in connection with the closing of a private placement.

In accordance with the provisions of the Warrants, Amorfix may shorten the expiry date of the Warrants if the volume-weighted average price of the common shares is $1.20 per share or higher over a period of ten consecutive trading days provided that it gives notice of same in writing to the holders and the accelerated expiry date is a date which is not less than 30 calendar days after such notice is sent to the holders. The trigger for acceleration of the expiry date was met on October 5, 2009 and Amorfix reports that it will be sending out notices to the holders of the Warrants advising them that the new expiry date shall be January 19, 2010.

If all of the remaining 2,597,795 warrants outstanding that are subject to this accelerated expiry are exercised, Amorfix will receive $2,524,189 of additional proceeds. Any warrants not exercised prior to the accelerated expiry date will expire without any further action being taken.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated ss-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 19-OCT-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix appoints Dr. Philippe Couillard to its Board of Directors

TSX: AMF

TORONTO, Oct. 1 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for brain wasting diseases, announced today that Philippe Couillard, MD, former Minister of Health and Social Services for Quebec, has been appointed to its Board of Directors.

Dr. Couillard began his career as a neurosurgeon in 1985 and served as the chief of the department of Neurosurgery at St. Luc Hospital from 1989 to 1992. From 1992 to 1996, he co-founded and ran the department of Neurosurgery in Dhahran in Saudi Arabia. On his return to Canada in 1996, Dr. Couillard became a professor in the Faculty of Medicine at the University of Sherbrooke and was both the director and chief surgeon of the department of Surgery at the Centre Hospitalier Universitaire de Sherbrooke until 2003. He was elected to the Quebec National Assembly and served as Minister of Health and Social Services of Quebec from 2003 to 2008 - making him the longest serving health minister in that province since 1958. During his term in office, Dr. Couillard directed a number of major reforms of the Quebec healthcare system and established a bi-annual Quebec-France symposium on health. Dr. Couillard is currently a senior fellow in health law at McGill University and a partner with Persistence Capital Partners, a Montreal-based private equity fund dedicated to the healthcare sector.

Graham Strachan, Chairman of the Amorfix Board of Directors, commented, "We are delighted to have Dr. Couillard join the Company's Board. Philippe's great clinical and scientific accomplishments, combined with his senior political experience, will be a tremendous asset to Amorfix as we work toward bringing our treatments and diagnostics for brain wasting diseases successfully to market."

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, variant Creutzfeldt-Jakob Disease (vCJD) and Cancer. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. ProMIS(TM) is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and Cancer. The Company's diagnostic programs include a blood screening test for diagnosis of vCJD and an ultrasensitive method for the detection of aggregated ss-Amyloid in brain tissue of animal models of Alzheimer's disease, months prior to plaque formation.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well

as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 01-OCT-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix blood test for vCJD to be featured at Global Forum on the Safety and Supply of Treatment Products for Bleeding Disorders

TSX: AMF

TORONTO, Sept. 24 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for brain wasting diseases, announced today that its Chief Executive Officer, Dr. George Adams, will present Amorfix's EP-vCJD(TM) blood screening test for variant Creutzfeldt-Jakob Disease ("vCJD") at the Sixth World Federation of Hemophilia ("WFH") Global Forum on the Safety and Supply of Treatment Products for Bleeding Disorders in Montreal, Quebec at 11:00 am ET on Friday, September 25, 2009.

WFH Global Forums bring together patient groups, regulators, representatives from industry and not-for-profit fractionators, as well as doctors who treat people with bleeding disorders to address the safety and supply of blood and plasma fractions for bleeding disorders.

Dr. Adams commented, "Early this year, the UK Health Protection Agency confirmed the first case of vCJD in one of the thousands of hemophiliac patients who received potentially contaminated plasma fractions. While the patient ultimately died of causes other than vCJD, this news has served to amplify the calls from hemophilia patients in the UK and around the world for their respective governments to protect the blood supply through routine testing of blood donations. Universal testing would provide peace of mind for hemophiliacs and their families and identify anyone already incubating vCJD so counseling could be provided to potential victims."

"My message at the WFH Global Forum will be one of hope in starting to answer those calls," continued Dr. Adams. "As previously reported, a total of 30,000 blood donations have been collected and tested with our EP-vCJD(TM) screening assay at two blood transfusion centers in France. In both centers using two lots of test kits, the EP-vCJD(TM) screening test performed better than the 99.85% specificity required by the UK Blood Transfusion Service and therefore meets the required performance standard for routine testing."

About vCJD

vCJD is a rare and fatal human form of a family of diseases known as transmissible spongiform encephalopathy ("TSE") diseases caused by prions. Other TSEs are bovine spongiform encephalopathy ("BSE") in cattle, scrapie in sheep and goats, and chronic wasting disease in deer, elk and moose. Since 1996, a few hundred people living in or visiting Great Britain and other European countries have come down with vCJD due to the consumption of BSE-infected meat. People can incubate prion disease for 30 to 50 years and could be capable of transmitting it to others throughout that time. Indeed, it is estimated that more than 20,000 people are currently incubating the disease in the UK. Five people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma. There is a general concern that vCJD is now within the blood transfusion systems and, as a result, a screening assay for blood is urgently required.

About the EP-vCJD(TM) Blood Screening Assay

Approximately 81 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of more than US$4 billion. Until now, however, there has been no way of protecting the complete blood supply by testing for vCJD. Amorfix is changing that through the Company's development of EP-vCJD(TM) - a test for the presence of vCJD prions in human blood that allows for the selective detections of prions and not the precursor normal protein.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; Dr. Neil Cashman, Chief Scientific Officer, Amorfix Life Sciences Ltd., Tel: (778) 994-2626, Fax: (416) 847-6899, neil.cashman(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:30e 24-SEP-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Medical Editors:
Amorfix blood test for vCJD continues to achieve excellent specificity on blood donations at second blood center in France

- 30,000 Donations Tested to Date -

TSX: AMF

TORONTO, Sept. 21 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for brain wasting diseases, today announced it has achieved 100% specificity (no reproducible false positive results) upon testing 10,000 blood donations for variant Creutzfeldt-Jakob Disease ("vCJD"). with the EP-vCJD(TM) Blood Screening Assay at l'Etablissement Français du Sang de Pyrénées Méditerrannée ("EFS-PM") in Montpellier, France.

"France continues to take a leading role in assessing the feasibility of testing routine blood donations for vCJD. The study in Montpellier included testing of fresh blood within 24 hours of collection and processing of the plasma with an automated sample handling system. This is the exact process that would be used in routine blood testing" said Dr. George Adams, Chief Executive Officer of Amorfix. "These results should give governments confidence that very few blood donors will be falsely identified as potentially having vCJD during routine blood screening."

The blood samples were collected and tested as part of a large-scale study being conducted to demonstrate the feasibility of routine testing of blood donations for vCJD. Using the settings for maximum sensitivity of 1:1,000,000 dilution of vCJD brain, as verified by testing at the NIBSC in the UK, the test in EFS-PM was 100% specific. The test continues to demonstrate its readiness for use by high-risk nations to conduct prevalence studies to assess the safety of their blood supply.

Including these 10,000 blood samples collected and tested at EFS-PM, a total of 30,000 blood donations have now been tested at two sites in France. 99.90% specificity was previously reported for 20,000 samples tested at EFS-Alsace in Strasbourg. In both blood transfusion centers using two lots of kits, the EP-vCJD(TM) test performed better than the 99.85% specificity required by the UK Blood Transfusion Service.

About vCJD

vCJD is rare and fatal human form of a family of diseases known as transmissible spongiform encephalopathy ("TSE") diseases caused by prions. Other TSEs are bovine spongiform encephalopathy ("BSE") in cattle, scrapie in sheep and goats, and chronic wasting disease in deer, elk and moose. Since 1996, a few hundred people living in or visiting Great Britain and other European countries have been diagnosed with vCJD due to the consumption of BSE-infected meat. People can incubate prion disease for 30 to 50 years and could be capable of transmitting it to others throughout that time. Indeed, it is estimated that more than 20,000 people are currently incubating the disease. Recently, five people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma. There is a general concern that vCJD is now within the blood transfusion systems and, as a result, a screening assay for blood is urgently required.

About the EP-vCJD(TM) Blood Screening Assay

Approximately 81 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of more than US$4 billion. Until now, however, there has been no way of protecting the blood supply by testing for vCJD. Amorfix is changing that through the Company's development of EP-vCJD(TM) - a test for the presence of vCJD prions in human blood that allows for the selective detections of prions and not the precursor normal protein.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

Forward-Looking Information

This press release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; Dr. Neil Cashman, Chief Scientific Officer, Amorfix Life Sciences Ltd., Tel: (778) 994-2626, Fax: (416) 847-6899, neil.cashman(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 09:30e 21-SEP-09

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Amorfix announces first quarter 2010 results

TSX: AMF

TORONTO, Aug. 14 /CNW/ - Amorfix Life Sciences, a company focused on misfolded protein diseases, today reported its first quarter operating results and provided an update on the Company's diagnostic and therapeutic programs.

Recent scientific publications in the field of neurodegenerative diseases, such as Alzheimer's Disease (AD) and Parkinson's disease, have shown that misfolded proteins can move from cell to cell in the nervous system. This opens the possibility that protein misfolding diseases can be treated, and perhaps cured, by blocking the "propagation" of protein misfolding in the space between cells. Amorfix initially developed its immunotherapeutic approach to amyotrophic lateral sclerosis (ALS) based on the idea that misfolded SOD1 propagates between cells, and can be neutralized by antibodies and thereby stop disease progression. The Company was the first to show antibodies and vaccines to Disease Specific Epitopes (DSE) on misfolded SOD1 could significantly prolong the life of ALS model mice. Building on its growing expertise in this field, the Company has recently expanded its focus to include misfolded proteins in cancer, using its proprietary ProMIS(TM) platform to predict protein misfolding and identify novel DSEs to develop targeted therapeutics and companion diagnostics.

Development and Corporate Highlights

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vCJD

- On July 17, 2009 the UK framework tender award for the supply of systems to screen plasma samples from blood donations for vCJD was published on the European Tenders Electronic Daily website indicating that Amorfix and one competitor were successful.

- In June 2009, the Company announced that it had tested 20,000 blood donations in France. Based on the UK requirement of a sensitivity of 1:100,000 dilution of vCJD brain, the Amorfix test was 100% specific with no false positive samples on repeat testing. The test performed five times better than required as it was still 100% specific at a demonstrated sensitivity of 1:500,000 dilution of vCJD brain. At the maximum sensitivity of 1:1,000,000 dilution of vCJD brain, the test was 99.90% specific which exceeds the 99.85% specificity required by the UK Blood Transfusion Service. The complete Strasbourg study was presented in July at le Congrès 2009 de la Société Française de Transfusion Sanguine.

- In May 2009, the Company announced the process to define a CE mark for a blood screening test for vCJD reached a major milestone. The European Union's vCJD Experts Working Group met April 29, 2009 and completed the draft Common Technical Specifications (CTS) and guideline. These draft documents outline the requirements for CE marking of IVDs for vCJD, are now ready for adoption by the IVD Technical Group at their September meeting.

- In April 2009, the Company announced that it was advised that it is required to test additional prion-infected animal samples, supplied by the UK National Institute for Biological Standards and Control (NIBSC), prior to being granted access to the human vCJD blood samples.

ALS/ AD

- Preclinical active and passive immunotherapy studies targeting misfolded SOD1 in AD continue on schedule with results expected first quarter calendar 2010.

- We continue to seek partners for our antibodies and vaccines to misfolded SOD1 in ALS having achieved all of our preclinical milestones for this indication by identifying and developing monoclonal antibodies to the Disease Specific Epitopes on misfolded SOD1 and by demonstrating increased survival in ALS mouse studies.

- In April 2009, Amorfix announced that the Amorfix Aggregated Abeta Assay (A(4)) has been shown to detect Abeta amyloid in human and animal brain tissue. Since the A(4) test is able to detect amyloid build up in animals much earlier than conventional methods, the company believes the test will accelerate the development and evaluation of new treatments for AD.

- On July 25, 2009, the Company presented validation results for the A(4) assay at the International Congress on AD. The Company is seeking collaborations and offering the A(4) test as a service to drug discovery companies and academic researchers working to discover new treatments for AD.

Other Misfolded Protein Diseases

- In April 2009, Amorfix announced the extension of its therapeutics program to target proteins which may be misfolded in diseases where cells are under stress, such as many cancers. In June 2009, the Company licensed the exclusive rights to the ProMIS(TM) target identification technology from the University of British Columbia (UBC), to predict novel Disease Specific Epitopes (DSE) on the molecular surface of misfolded proteins. Amorfix is exploring partnerships to accelerate the development and expand this new program.

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"Amorfix achieved a significant milestone on the award of the UK tender after many years of effort. We are focused on continuing the validation and regulatory process for the vCJD assay to achieve market acceptance," said George Adams, President & Chief Executive Officer of Amorfix. "Our new ProMIS(TM) technology has great potential and provides a novel and efficient way to extend our research and development program with misfolded proteins, and our A(4) assay continues to generate interest from Alzheimer's researchers."

Financial Results

For the three months ended June 30, 2009, the company reported a net loss from operations of $1,170,741 ($0.03 per share) compared to net loss of $1,606,184 ($0.04 per share) for the three months ended June 30, 2008.

Research and development (R&D) expenses for the three months ended June 30, 2009 were $880,188 compared with $1,367,167 for the three months ended June 30, 2008. The decrease was due mainly to staffing reductions made in June 2008 related to the deferral of commercialization work for vCJD until the UK NIBSC process is completed, staffing reductions in the ALS therapeutics program made in December 2008, and other cash conservation initiatives.

General and administrative expenses for the three months ended June 30, 2009 were $290,808 compared with $263,264 for the corresponding period in 2008. The increase for the three months ended June 30, 2009 resulted mainly from higher stock-based compensation and investor relations expenses than in the comparable period.

At June 30, 2009, the company had working capital of $6,622,115 and 47,687,481 common shares outstanding.

On April 29, 2009 the company completed a private placement financing of

units consisting of one common share and one-half common share purchase warrant for gross proceeds to Amorfix of $3.3 million.

Outlook

The company's fiscal 2010 diagnostic priorities are to:

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- complete the NIBSC process to validate the performance of the EP-vCJD (TM) Blood Screening Assay using human vCJD patient samples and to manufacture and supply diagnostic kits for assessment and prevalence studies;

- continue to generate assay performance data in France for the vCJD assay in a blood transfusion center;

- form collaborations to further validate the benefits of the A(4) amyloid assay and to launch a service business providing this assay for testing preclinical samples; and

- complete development of a screening test for liver cancer in collaboration with BioMosaics and Sunnybrook Research Institute.

The company's 2010 therapeutic priorities are to:

- engage new partners for the ALS vaccine and antibody DSE programs;

- complete proof-of-concept preclinical studies for Alzheimer's Disease targeting misfolded SOD1;

- leverage the company's core capability of identifying misfolded protein targets and to seek development partnerships for new therapeutic targets.
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Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded diseases including neurodegenerative diseases and cancer. It has specific programs in vCJD, ALS and Alzheimer's Disease. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample containing normal protein. Aggregated misfolded proteins are a common element of many brain-wasting diseases, and more recent evidence points to misfolded proteins being created in many cancers. Amorfix has shown antibodies and vaccines to misfolded proteins are therapeutic in preclinical animal models. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and

uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6959, Fax: (416) 847-6899, george.adams(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 14-AUG-09

AMORFIX LIFE SCIENCES LTD.


amorfix
Life Sciences Ltd.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Amorfix Life Sciences Ltd. (the "**Corporation**") will be held on Wednesday, October 14, 2009 at 3:30 p.m. (Eastern Time) at 3403 American Drive, Mississauga, Ontario, L4V 1T4 for the following purposes:

1. receive the audited financial statements of the Corporation for the financial year ended March 31, 2009, together with the report of the auditors thereon and the unaudited financial statements of the Corporation for the first quarter ended June 30, 2009;
2. elect six (6) directors;
3. appoint auditors and authorize the directors to fix their remuneration;
4. consider, and if thought fit, approve the inclusion of the 25,000 Warrants held by an insider of the Corporation in the extension of the expiry of 4,462,521 Warrants from March 8, 2009 to March 8, 2010; and
5. transact such further or other business as may properly come before the Meeting and any adjournment thereof.

This notice is accompanied by a form of proxy and the Management Proxy Circular for the financial year ended March 31, 2009.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign and either deposit the enclosed form of proxy with Olympia Trust Company by mail using the return envelope provided addressed to Olympia Trust Company, 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1, or by fax at (416) 364-1827 no later than 5:00 p.m. (EST) on Friday, October 9, 2009 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays and holidays) before any adjourned Meeting is reconvened.

If you are a non-registered shareholder and have received this notice and accompanying Management Proxy Circular from your broker and or another intermediary, please complete and return the voting instruction or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

Dated at Toronto, this August 24, 2009

BY ORDER OF THE BOARD OF DIRECTORS

Dr. George Adams
President and Chief Executive Officer

3156177.1



OLYMPIA
TRANSFER SERVICES INC.

August 5, 2009

Filed Via SEDAR

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TORONTO
Corporate & Shareholder Services
920 - 120 Adelaide St. West
Toronto, ON M5H 1T1
Tel 416-364-8081
Fax 416-364-1827

CALGARY
OLYMPIA TRUST COMPANY
Corporate & Shareholder Services
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Calgary, AB T2G 0P6
Tel 403-261-0900
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VANCOUVER
OLYMPIA TRUST COMPANY
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Tel 604-484-8637
Fax 604-484-8638

Dear Sirs:

Subject: **Amorfix Life Sciences Ltd. (the "Corporation")**
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual & Special Meeting of securityholders:

Meeting Date:	October 14, 2009
Record Date for Notice:	September 14, 2009
Record Date for Voting:	September 14, 2009
Beneficial Ownership Determination Date:	September 14, 2009
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA0317221012
Meeting Location:	Mississauga

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRANSFER SERVICES INC

signed "Lisa Clarkin"

Lisa Clarkin
Account Officer
Corporate & Shareholder Services
Direct Dial: 416-364-8080 x442

cc: CDS & Co.